UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2023 (January 9, 2023)

LEO HOLDINGS CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39865	98-1574497
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Albany Financial Center South Ocean Blvd Suite #507 P.O. Box SP-63158 New Providence, Nassau, The Bahamas	NA
(Address of principal executive offices)	(Zip Code)

(310) 800 1000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-quarter of one redeemable warrant	LHC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	LHC	The New York Stock Exchange
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50		None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 12, 2023, Leo Holdings Corp. II (the “Company”), Glimpse Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (“World View”) entered into an Agreement and Plan of Merger (the “Agreement”). World View and the Company are collectively referred to as the “Parties.”

The Domestication

Pursuant to the Agreement, prior to the closing of the transactions contemplated by the Agreement (the “Closing”), the Company shall domesticate as a Delaware corporation (the “Domestication”) in accordance with Section 388 of the Delaware General Corporation Law and Sections 206 to 209 of the Companies Act (As Revised) of the Cayman Islands.

In connection with the Domestication, (i) each Class A ordinary share, par value $0.0001 per share of the Company outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of common stock, par value $0.0001 per share of the Company (the “Company Common Stock”) and (ii) each Class B ordinary share, par value $0.0001 per share of the Company outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Company Common Stock.

The Business Combination

Pursuant to the Agreement, it is anticipated that (a) Merger Sub I shall merge with an into World View (the “First Merger”), with World View being the surviving corporation of the First Merger; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, World View will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned Subsidiary of the Company.

The Mergers and the other transactions contemplated by the Agreement are hereinafter referred to as the “Business Combination.” The Business Combination is expected to close in the second quarter of 2023, following the receipt of the required approval by the Company’s shareholders and the fulfillment or waiver of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Agreement, at the effective time of the First Merger, each outstanding share of common stock, par value $0.00001 of World View (the “World View Common Stock”) (including shares of World View Common Stock resulting from the conversion of preferred stock, convertible notes and simple agreements for future equity of World View) will be converted into the right to receive the number of shares of Company Common Stock equal to Per Share Merger Consideration. The total consideration to be paid at the closing to the selling parties in connection with the Agreement will be approximately $350,000,000 (subject to certain adjustments as set forth in the Agreement, including with respect to the sponsor promote value, certain transaction expenses and the cash and debt of World View).

Representations and Warranties; Covenants

The Agreement contains customary representations and warranties and covenants from each of the parties, including certain restrictive covenants applicable to the Selling Parties. The Parties have agreed to take all actions necessary or appropriate such that effective immediately after the effective time of the First Merger the Company’s board of directors will be divided into three classes and be composed of a total of seven (7) directors, which directors shall include two (2) individuals designated by the Company, four (4) individuals designated by World View and one (1) individual designated by the Parties who qualifies as an “independent director” under the rules of the New York Stock Exchange (“NYSE”) or the Nasdaq Stock Market LLC (“Nasdaq”), as applicable. The Parties may also enter into additional equity or equity-linked financing commitments for up to $75 million gross proceeds at or prior to the closing of the Business Combination.

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Conditions to Each Party’s Obligations

The obligations of Parties to consummate the transactions contemplated by the Merger Agreement, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions: (i) there is no order of any nature prohibiting the consummation of the transactions contemplated by the Agreement, and no Law shall have been adopted that makes consummation of the transactions contemplated by the Agreement illegal or otherwise prohibited; (ii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have been completed and, if applicable, the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated under the HSR Act shall have expired or been terminated, and if the Parties have entered into a regulatory timing agreement with a governmental entity, the waiting period contemplated hereby under the HSR Act shall be deemed extended by the same period provided in such regulatory timing agreement; (iii) the required Company shareholder approval shall have been obtained; (iv) the World View required approval shall have been obtained; (v) the registration statement / proxy statement shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), no stop order shall have been issued by the Securities and Exchange Commission (the “SEC”) that remains in effect with respect to the registration statement / proxy statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending; (vi) the Company’s common stock to be issued in connection with the transactions contemplated by the Agreement shall be listed or have been approved for listing on NYSE or Nasdaq, subject only to official notice of issuance thereof; (vii) after giving effect to the transactions contemplated hereby (including any financing), the Company shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act of 1934, as amended (the “Exchange Act”)) immediately after the Closing; and (viii) the Domestication shall have been consummated.

The obligations of World View to consummate the transactions contemplated by the Agreement are further subject to the satisfaction (or written waiver by World View) at or prior to the Closing of the following conditions: (i) certain representations and warranties of the Company, Merger Sub I and Merger Sub II shall be true and correct as of the date of Closing as if made at and as of such time; (ii) each of the Company, Merger Sub I and Merger Sub II shall have performed in all material respects its obligations under the Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof; (iii) an authorized officer of the Company shall have executed and delivered to the World View a certificate as to compliance with certain conditions; (iv) the receipt of certain closing deliverables; (v) the amount of available cash, less the Company’s transaction expenses, less deductible World View transaction expenses shall be equal to or greater than $20,000,000; and (vi) the new certificate of incorporation of the Company shall have been filed with the Secretary of State of the State of Delaware and the Company shall have adopted the contemplated bylaws.

The obligations of the Company and the Merger Subs to consummate the transactions contemplated by the Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions: (i) certain representations and warranties of World View shall be true and correct as of the date of the Agreement and as of the date of Closing; (ii) World View shall have performed in all material respects its obligations under the Agreement required to be performed by it at or prior to the date of Closing; (iii) the Company shall have received certain closing deliveries; (iv) there shall not have occurred a “material adverse effect” since the date of the Agreement; and (v) an authorized officer World View shall have executed and delivered a certificate as to its compliance with certain conditions.

Termination

The Agreement may be terminated at any time at or prior to the Closing: (i) in writing, by mutual consent of the Parties; (ii) by either the Company or World View by written note to the other Party if any order of any nature is in effect prohibiting the consummation of the transactions contemplated by the Agreement or any law has been adopted that makes consummation of the transactions contemplated by the Agreement illegal or otherwise prohibited; provided, that the right to terminate the Agreement as described in this clause (ii) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of the Agreement results in or causes such final, non-appealable order or law; (iii) by the Company if there has been a “material adverse effect”

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since the date of the Agreement or breach of any representation, warranty, covenant or other agreement or any such representation and warranty shall have become untrue or inaccurate after the date of the Agreement (subject to certain limitations) and such breach or inaccuracy would result in a failure of certain closing conditions to be satisfied on the Closing Date, (iv) by World View if there has been a breach of any representation, warranty, covenant or other agreement made by the Company, Merger Sub I or Merger Sub II in the Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of the Agreement (subject to certain limitations) and such breach or inaccuracy would result in a failure of certain closing conditions to be satisfied on the Closing Date; (v) by either World View or the Company by written notice to the other Party if the Closing has not occurred on or prior to October 12, 2023; provided, that such right to terminate shall not be available to any Party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Agreement; (vi) by either World View or the Company by written notice to the other Party if the Company’s shareholder meeting has been held (including any adjournment thereof), has concluded, the shareholders of the Company have duly voted, and the required approvals of the Company’s shareholders was not obtained; (vii) by the Company by giving written notice to the Company at any time following the time that is 48 hours after the Registration Statement / Proxy Statement is declared effective but prior to the delivery of the written consent from World View’s stockholders; or (viii) by the Company, in its sole discretion, by giving written notice to World View at any time within thirty (30) days after the date of the Agreement, based on its due diligence review of World View.

A copy of the Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Agreement is qualified in its entirety by reference thereto. The Agreement contains representations, warranties and covenants that the respective Parties made to each other as of the date of the Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective Parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company believes that these schedules do not contain information that is material to an investment or voting decision.

Sponsor Agreement

Concurrently with the execution of the Agreement, (i) the Company, (ii) Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership (the “Sponsor”), Lori Bush (“Bush”), Mary E. Minnick (“Minnick”), Naveen Agarwal (“Agarwal”), Scott Flanders (“Flanders”), Imran Khan (“Khan”), Scott McNealy (“McNealy”) and Mark Masinter (“Masinter”, and together with Bush, Minnick, Agarwal, Flanders, Khan, McNealy and the Sponsor, the “Sponsor Parties”) and (iii) World View, entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor Parties have agreed to (i) vote in favor of the Transaction Proposals (as such term is defined in the Agreement) and the transactions contemplated thereby, (ii) waive the anti-dilution or similar protections with respect to the Class B ordinary shares, par value $0.0001 per share of the Company held by the Sponsor Parties and (iii) not redeem any of their shares in connection with the vote to approve the Business Combination.

The foregoing description of the Sponsor Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Agreement, a copy of which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Registration Rights Agreement

At the closing of the Business Combination, the Company, the Sponsor Parties and certain equityholders of World View will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted customary registration rights with respect to shares of the post-Business Combination company.

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The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Support Agreement

Concurrently with the execution of the Agreement, the Company, World View and certain stockholders of World View (collectively, the “World View Holders”) entered into transaction support agreements (the “Support Agreements”) with the Company and World View, pursuant to which the World View Holders have agreed to, among other things, (i) waive any appraisal rights in connection with the Mergers and (ii) consent to and vote in favor of the Agreement and the transactions contemplated thereby (including the Mergers).

The foregoing description of the Support Agreement is subject to and qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached as Exhibit 10.3 hereto and the terms of which are incorporated herein by reference.

Lock-up Arrangements

The Sponsor Parties and World View equityholders will be subject to lock-up arrangements on their equity securities of the post-Business Combination company pursuant to which, without the prior written consent of the post-Business Combination company, during the period commencing on the closing of the Business Combination and with respect to the World View equityholders, ending on the date that is 180 days after the closing, and with respect to the Sponsor Parties, ending on the date that is 365 days after the closing, such parties will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, such shares or other equity securities (the “Lock-Up Securities”) or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of post-Business Combination company capital stock, in cash or otherwise. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, certain open market transfers and transfers upon death or by will. The lock-up restrictions for the Sponsor Parties will also lapse prior to their expiration upon the occurrence of certain events, including the closing price of post-Business Combination company common stock reaching certain thresholds.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement or a Registrant.

As disclosed in the definitive proxy statement filed by the Company with the SEC on December 16, 2022 (the “Proxy Statement”), relating to the extraordinary general meeting of shareholders of the Company (the “Extension Meeting”), the Sponsor agreed that if the Extension Amendment Proposal (as defined below) is approved, it or one or more of its affiliates, members or third-party designees (the “Lender”) will contribute to the Company as a loan, within five (5) business days of the date of the Extension Meeting, $720,000 to be deposited into the trust account established in connection with the Company’s initial public offering (the “Trust Account”). In addition, in the event the Company does not consummate an initial business combination by the Articles Extension Date (as defined below), the Lender will contribute to the Company as a loan up to $1,440,000 in six equal installments to be deposited into the Trust Account for each of six one-month extensions following the Articles Extension Date.

Accordingly, on January 12, 2023, the Company issued an unsecured promissory note in the total principal amount of up to $2,160,000 (the “Promissory Note”) to the Sponsor. The Sponsor must fund the initial principal amount of $720,000 within two (2) business days of the date of the Promissory Note. The Promissory Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate a business combination, the Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Promissory Note will be deposited in the Trust Account. Up to $1,500,000 of the total principal amount of the Promissory Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.50 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company.

The foregoing description of the Promissory Note is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.4 hereto and which is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 10, 2023, the board of directors of the Company appointed Mark Masinter as a new director of the Company. Mr. Masinter has been appointed to serve on the audit, nominating and compensation committees of the Company.

Mark Masinter serves as Chairman of Global Retail, Newmark Retail Services. Mr. Masinter joined Newmark from Open Realty Advisors, an esteemed global retail commercial real estate advisory firm acquired by Newmark in 2022. As Chairman of Global Retail, Mr. Masinter oversees strategic planning and business development for Newmark’s North American and International retail real estate business line. Prior to joining Newmark, Mr. Masinter served as Managing Member and Founder of Open Realty Advisors, establishing the firm in 1987. Under Mr. Masinter’s leadership, Open Realty Advisors consulted and led the store growth and real estate execution strategies of some of North America’s premier consumer brands. As Managing Member of Open Realty Partners, Mr. Masinter led the firm’s principal investment and development endeavors which has resulted in the successful execution of some of the premier retail and mixed-use properties in the US. In this role, Mr. Masinter’s primary focus was on design, curation, leasing and capital raising. Mr. Masinter graduated from Avon Old Farms School and received a Bachelor of Political Science degree from Southern Methodist University. The Company believes that Mr. Masinter’s deep consumer industry background, coupled with broad operational and transactional experience, make him well qualified to serve as a director.

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The board of directors of the Company has affirmatively determined that Mr. Masinter meets the applicable standards for an independent director under both the rules of the NYSE and Rule 10A-3 under the Exchange Act.

Mr. Masinter will not be compensated by the Company for his services as a director.

In connection with his appointment, Mr. Masinter is expected to enter into the Company’s standard form of indemnity agreement for directors and officers and Mr. Masinter has previously entered into the letter agreement, dated January 7, 2021, by and among the Company, the Sponsor and the Company’s officers and directors.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 9, 2023, the Company held the Extension Meeting to amend the Company’s amended and restated memorandum and articles of association (the “Articles Amendment”) to extend the date (the “Termination Date”) by which the Company has to consummate a business combination from January 12, 2023 (the “Original Termination Date”) to April 12, 2023 (the “Articles Extension Date”) and to allow the Company, without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to six times by an additional one month each time after the Articles Extension Date, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until October 12, 2023, or a total of up to nine months after the Original Termination Date, unless the closing of the Company’s initial business combination shall have occurred prior to such date (the “Extension Amendment Proposal”). The shareholders of the Company approved the Extension Amendment Proposal at the Extension Meeting and on January 10, 2023, the Company filed the Articles Amendment with the Registrar of Companies of the Cayman Islands.

The foregoing description is qualified in its entirety by reference to the Articles Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On January 9, 2023, the Company held the Extension Meeting to approve the Extension Amendment Proposal and a proposal to allow the adjournment of the Extension Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extension Meeting, there were insufficient ordinary shares of the Company represented (either in person or by proxy) to approve the Extension Amendment Proposal or (ii) if the shareholders of the Company redeem an amount of shares in connection with the Articles Amendment such that the Company would not adhere to the continued listing requirements of NYSE (the “Adjournment Proposal”), each as more fully described in the Proxy Statement. As there were sufficient votes to approve the Extension Amendment Proposal and following redemptions in connection with the Articles Amendment the Company adheres to the continued listing requirements of NYSE, the Adjournment Proposal was not presented to shareholders.

Holders of 35,134,629 ordinary shares of the Company held of record as of December 12, 2022, the record date for the Extension Meeting, were present in person or by proxy at the meeting, representing approximately 74.95% of the voting power of the Company’s ordinary shares as of the record date for the Extension Meeting, and constituting a quorum for the transaction of business.

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The voting results for the proposals were as follows:

The Extension Amendment Proposal

For	Against	Abstain
33,288,891	1,845,738	0

In connection with the vote to approve the Extension Amendment Proposal, the holders of 32,924,036 Class A ordinary shares, par value $0.0001 per share, of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.15 per share, for an aggregate redemption amount of approximately $334,239,331.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notice Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K and the documents incorporated by reference herein are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are often identified by words such as “anticipate,” “approximate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “hope,” “intend,” “may,” “outlook,” “plan,” “project,” “potential,” “should,” “would,” “will” and other similar words or expressions. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; the risk that the Business Combination may not be completed by the business combination deadline; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the Business Combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain additional financing; the outcome of any legal proceedings that may be instituted against World View or against the Company related to the Business Combination or any related agreements; the ability to maintain the listing of the Company’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; risks related to the rollout of World View’s business and the timing of expected business milestones; the effects of competition on World View’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; the risks to World View’s business if internal processes and information technology systems are not properly maintained; risks associated with World View’s operational dependence on independent contractors and third parties; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; risks and uncertainties related to World View’s international operations, including possible restrictions on cross border investments which could harm World View’s financial position; ability to achieve improved margins and cost efficiency; continuing risks relating to the COVID 19 pandemic; and risks associated with World View’s ability to develop its products and achieve regulatory approvals or milestones on the timelines expected or at all. The foregoing list of factors is not exhaustive.

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The reader should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus dated January 7, 2021, related to its initial public offering, and other documents filed by the Company from time to time with the SEC.

The reader is cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of the Company. The Company and World View expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of the Company or World View with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information

The Company intends to file with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of the Company, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about the Company and World View and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

Participants in the Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy from any investor or securityholder. However, the Company, World View and the Sponsor and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of the Company and World View in the proxy statement/prospectus relating to the proposed Business Combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

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Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of January 12, 2023, by and among Leo Holdings Corp. II, Glimpse Merger Sub, Inc., Glimpse Merger Sub II, LLC, and World View Enterprises Inc.

3.1	Amendment to Amended and Restated Memorandum and Articles of Association.

10.1	Sponsor Agreement, dated January 12, 2023, by and among Leo Holdings Corp. II, World View Enterprises Inc., Leo Investors II Limited Partnership and other parties thereto.

10.2	Form of Amended and Restated Registration Rights Agreement, by and among Leo Holdings Corp. II, Leo Investors II Limited Partnership and other parties thereto.

10.3	Support Agreement, dated January 12, 2023, by and among Leo Holdings Corp. II, World View Enterprises Inc. and other parties thereto.

10.4	Promissory Note, dated January 12, 2023, by and among Leo Holdings Corp. II and Leo Investors II Limited Partnership.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 13, 2023

LEO HOLDINGS CORP. II

By:	/s/ Lyndon Lea
Name:	Lyndon Lea
Title:	Chief Executive Officer

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EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LEO HOLDINGS CORP. II,

GLIMPSE MERGER SUB, INC.,

GLIMPSE MERGER SUB II, LLC

and

WORLD VIEW ENTERPRISES INC.

Dated as of January 12, 2023

This document is not intended to create nor shall it be deemed to create a legally binding or enforceable offer or agreement of any type or nature, unless and until agreed to and duly executed and delivered by the Parties. Document remains subject to confirmatory diligence.

EXHIBITS

Exhibit A	Definitions
Exhibit B	Form of Parent Certificate of Incorporation
Exhibit C	Form of Parent Bylaws
Exhibit D	Form of Company Stockholder Support Agreement
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Sponsor Agreement
Exhibit G	Form of Letter of Transmittal
Exhibit H	Form of Surviving Company Governing Documents

SCHEDULES

Schedule A	Stockholder Agreements
Schedule B	Key Company Stockholders

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 12, 2023 (this “Agreement”), is made and entered into by and among Leo Holdings Corp. II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance herewith, “Parent”), Glimpse Merger Sub, Inc., a Delaware corporation and a direct and wholly owned Subsidiary of Parent (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a direct and wholly owned Subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (the “Company”). Parent, the Merger Subs and the Company are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

WHEREAS, Parent is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, each of the Merger Subs is a newly formed, wholly owned, direct subsidiary of Parent, and was formed for the purpose of the Mergers;

WHEREAS, at least one day prior to the Closing Date and following the Parent Share Redemption, (a) Parent shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and Sections 206 to 209 of the Companies Act (As Revised) of the Cayman Islands (such deregistration and domestication, including all matters necessary in order to effect such domestication, the “Domestication”), and (b) in connection with and as part of such Domestication, subject to the Required Parent Shareholder Approval, the Parent Certificate of Incorporation in substantially the form attached hereto as Exhibit B and the Parent Bylaws in substantially the form attached hereto as Exhibit C shall be adopted, in each case, by the Parent Board as constituted immediately following the Domestication;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (“DLLCA”) and other applicable Laws, the Parties intend to enter into a business combination transaction by which (a) Merger Sub I shall merge with an into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with an into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is sometimes referred to as the “Surviving Company”), and as a result of which the Company will become a wholly owned Subsidiary of Parent and change its name to “World View Enterprises Operating Company LLC”;

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (iii) the Mergers, taken together, shall be viewed as a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321 that shall qualify as, a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “Intended Tax Treatment”);

WHEREAS, the Parent Board has (a) determined that it is in the best interests of Parent and its shareholders (including its public shareholders) for Parent to enter into this Agreement and the Ancillary Agreements to which it is a party, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, Parent’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Mergers and the Domestication, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby, including the Mergers and the Domestication, by the shareholders of Parent;

WHEREAS, as a condition to the consummation of the transactions contemplated hereby and by the Ancillary Agreements to which it is a party, Parent shall provide an opportunity to the Parent Shareholders to exercise their rights to participate in the Parent Share Redemption, and on the terms and subject to the conditions and limitations, set forth in this Agreement and the applicable Parent Governing Documents in conjunction with, inter alia, obtaining approval from the Parent Shareholders for the transaction contemplated hereby and by the Ancillary Agreements to which it is a party;

WHEREAS, (a) the board of directors of each of Parent and Merger Sub I have (i) determined that the First Merger is advisable, fair and in the best interests of Parent and Merger Sub I, as applicable, and approved this Agreement and the Ancillary Agreements to which it is a party; and (ii) approved the First Merger upon the terms and subject to the conditions set forth in this Agreement and pursuant to the applicable provisions of the DGCL; (b) the board of directors of Merger Sub I has recommended that the sole stockholder of Merger Sub I adopt and approve this Agreement and the First Merger; (c) the board of directors of Parent has: (i) determined that the Second Merger is advisable, fair and in the best interests of Parent; and (ii) approved the Second Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the applicable provisions of the DGCL and the DLLCA; and (d) Parent, in its capacity as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has adopted and approved this Agreement and the Ancillary Agreements to which it is party;

WHEREAS, the Company Board has (a) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement and the Ancillary Agreements to which it is a party, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, the Company’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Mergers, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby, by the stockholders of the Company;

WHEREAS, on or after December 1, 2022 and prior to the date hereof, the Company entered into subscription agreements (the “Pre-Signing Company Subscription Agreements”) with certain investors (the “Pre-Signing Company Investors”) pursuant to which, and on the terms and subject to the conditions of which, the Pre-Signing Company Investors agreed to purchase convertible notes from the Company (the “Pre-Signing Company Convertible Notes”), such purchases to be consummated within three (3) Business Days following the date hereof (the “Pre-Signing Company Financing”);

WHEREAS, on or following the date hereof, the Company may enter into additional subscription agreements (the “Post-Signing Company Subscription Agreements”) with certain investors (the “Post-Signing Company Investors”) pursuant to which, and on the terms and subject to the conditions of which, the Company Investors agree to purchase convertible notes from the Company (the “Post-Signing Company Convertible Notes”) for an aggregate purchase price of up to $125,000,000 (together with the Pre-Signing Company Financing, the “Company Financings”);

WHEREAS, following the execution and delivery of this Agreement, Parent intends to negotiate and enter into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (collectively, the “Investors”), pursuant to which, among other things, the Investors will agree to subscribe for and purchase, and Parent will agree to issue and sell to the Investors, shares of Parent Common Stock (or notes or other securities convertible into shares of Parent Common Stock) on terms substantially consistent with the terms of the Company Financings, to be consummated substantially concurrently with the Effective Time, on the terms and subject to the conditions set forth therein (such equity financing hereinafter referred to as the “PIPE Financing”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, all Key Company Stockholders have entered into the Support Agreements, dated as of the date hereof (the “Company Stockholder Support Agreements”) in substantially the form attached hereto as Exhibit D, with Parent;

WHEREAS, at the Closing, the Surviving Company, certain of the Company Stockholders and the holders of Parent Ordinary Shares as of the date of this Agreement who are parties to an existing registration rights agreement in respect of the shares of the Parent Ordinary Shares held by such holders shall enter into an amended and restated registration rights agreement in substantially the form set forth in Exhibit E (the “Registration Rights Agreement”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent Sponsor, the independent directors of Parent and certain strategic advisors of Parent (collectively, the “Sponsor Parties”) and the Company have entered into that certain Sponsor Agreement, dated as of the date hereof (the “Sponsor Agreement”), with Parent in substantially the form attached hereto as Exhibit F, pursuant to which (a) the Sponsor Parties have agreed to waive any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents that may result from the PIPE Financing, the Business Combination and/or the other transactions contemplated hereunder, (b) the Sponsor Parties have agreed to the provisions set forth in Section 5.18(b) (Exclusivity), (c) the Sponsor Parties has agreed not to effect any sale or distribution of any Parent Class B Ordinary Shares or Parent Private Placement Warrants during the period described therein and (d) the Sponsor Parties have agreed to vote all shares of Parent Common Stock held by such Sponsor Parties in favor of the adoption and approval of this Agreement and the Transaction Proposals; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the foregoing and also prescribe certain conditions to the Mergers as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, on the day after the Domestication, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub I shall merge with and into the Company, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the Surviving Corporation and as a wholly owned Subsidiary of Parent; and all of the properties, rights, privileges, powers and franchises of the Company will vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation. At the

Second Effective Time (as defined below), the Surviving Corporation shall merge with and into Merger Sub II, an entity disregarded as separate from Parent for U.S. federal income Tax purposes, in accordance with the DGCL and the DLLCA, whereupon the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall be the surviving limited liability company, and shall remain an entity disregarded as separate from Parent for U.S. federal income Tax purposes, and shall continue to be governed by the laws of the State of Delaware as a wholly owned Subsidiary of Parent, and all of the properties, rights, privileges, powers and franchises of the Surviving Corporation will vest in the Surviving Company, and all of the debts, liabilities, obligations and duties of the Surviving Corporation shall become the debts, liabilities, obligations and duties of the Surviving Company.

Section 1.2 Effective Times.

(a) Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as the Parties may mutually agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. For the avoidance of doubt, none of the Closing, the Effective Time or the Second Effective Time shall occur on or prior to the date of completion of the Domestication.

(b) First Merger. On the Closing Date, Merger Sub I and the Company shall file a duly executed certificate of merger in form and substance reasonably acceptable to the Company and Parent (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the Parties shall agree and as shall be specified in the First Certificate of Merger. The date and time when the First Merger shall become effective is herein referred to as the “Effective Time”.

(c) Second Merger. On the Closing Date and as soon as reasonably practicable after the Effective Time, Parent shall cause the Surviving Corporation and Merger Sub II to file a duly executed certificate of merger in form and substance reasonably acceptable to the Company and Parent (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL and DLLCA. The Second Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the parties shall agree and as shall be specified in the Second Certificate of Merger. The date and time when the Second Merger shall become effective is herein referred to as the “Second Effective Time”.

Section 1.3 Governing Documents. At the Effective Time, the certificate of incorporation and bylaws of Merger Sub I, as in effect immediately prior to the Effective Time, shall become the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter supplemented or amended in accordance with the terms of the DGCL. At the Second Effective Time, the certificate of formation and operating agreement of Merger Sub II, in the forms attached hereto as Exhibit H (the “Surviving Company Governing Documents”) as in effect immediately prior to the Second Effective Time shall become the certificate of formation and amended and restated operating agreement of the Surviving Company, until thereafter supplemented or amended in accordance with their terms and the DLLCA.

Section 1.4 Directors and Officers of the Surviving Corporation and the Surviving Company.

(a) At the Effective Time, subject to Section 5.21, (i) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time, and (ii) the directors and officers set forth on Schedule 1.4 of the Schedules shall become the directors and officers of the Surviving Corporation, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Corporation. Each person appointed as a director or officer of the Surviving Corporation pursuant to the preceding sentence shall remain in office as a director of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b) Persons constituting the executive officers of the Company prior to the Effective Time shall continue to be the executive officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed.

(c) Immediately following the Second Effective Time, the (i) directors of the Surviving Corporation shall become the managers of the Surviving Company and (ii) executive officers of the Surviving Corporation shall become the executive officers of the Surviving Company, in each case, in accordance with the terms of the Surviving Company Governing Documents and in accordance with Section 5.21.

ARTICLE II

MERGER CONSIDERATION; EFFECTS OF THE MERGER

Section 2.1 Closing Date Statement.

(a) Not less than three (3) Business Days prior to the Closing, but no earlier than the date of the Parent Shareholder Meeting, Parent shall deliver to the Company a written statement (the “Parent Closing Statement”) setting forth, in reasonable detail, Parent’s good faith estimate of: (i) the amount of Available Cash (for the avoidance of doubt, prior to the payment of any Parent Transaction Expenses) and all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by the Company, (ii) the amount of Parent Transaction Expenses paid or required to be paid as of the Closing pursuant to Section 7.4, including all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by the Company, and (iii) the number of shares of Parent Common Stock to be outstanding as of the Closing after giving effect to the Parent Share Redemptions and the issuance of shares of Parent Common Stock pursuant to the Subscription Agreements.

(b) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Draft Closing Date Capitalization Statement”), certified by the Chief Financial Officer of the Company, which sets forth the (i) name, mailing address and email address of each Equity Holder of record on the books and records of the Company, (ii) number, class and type of Equity Interests owned by each Equity Holder, (iii) with respect to each holder of Company Restricted Stock, the number of shares of such Company Restricted Stock which will have vested prior to or on the Closing Date, the number of shares of Company Restricted Stock which will remain unvested as of the Closing Date and the vesting conditions for such Company Restricted Stock, (iv) with respect to each holder of Company Warrants, the number of shares of Company Common Stock subject to, and the exercise price per share of Company Common Stock of, such Company Warrants, (v) with respect to each holder of Company Options, the number of shares of Company Common Stock subject to, and the exercise price per share of Company Common Stock of, such Company Options, the number of Company Options which will have vested prior to or on the Closing Date, the number of Company Options which will remain unvested as of the Closing Date and the vesting conditions for such Company Options, (vi) the allocation of the Merger Consideration issuable to each Company Stockholder, (vii) the allocation of Assumed Warrants to be issued to each holder of Company Warrants pursuant to Section 2.8, including the number of shares of Parent Common Stock subject thereto and exercise price with respect to each Assumed Warrant, and (viii) the Aggregate Exercise Price, the Per Share Merger Consideration and the Company Fully Diluted Shares. The Company shall consider in good faith Parent’s comments to the Draft Closing Date Capitalization Statement, which comments Parent shall deliver to the Company no fewer than two (2) Business Days prior to the Closing Date, and revise the Draft Closing Date Capitalization Statement to incorporate any changes the Company, acting in good faith, determines are appropriate. In connection with preparation and delivery of the Draft Closing Date Capitalization Statement, the Company shall provide reasonable supporting detail to evidence the Company’s calculations, explanations and assumptions and any documentation or information as is reasonably requested by Parent. The Company shall deliver to the Exchange Agent and Parent a final statement (the “Closing Date Capitalization Statement”) as finalized pursuant to this Section 2.1 not less than one (1) Business Day prior to the Closing Date. Parent and the Exchange Agent shall be entitled to rely, and shall have no liability to any Equity Holder or any other Person for relying on, paying cash or issuing any equity under this Agreement (including with respect to the Merger Consideration) in accordance with such Closing Date Capitalization Statement.

(c) Not less than three (3) Business Days prior to the Closing Date, the Company shall provide to Parent (i) an estimated unaudited consolidated balance sheet of the Group Companies as of 12:01 a.m. (New York time) on the Closing Date and (ii) a written statement (“Closing Statement”) setting forth the Company’s good faith estimates of (A) Closing Cash, (B) Closing Indebtedness and (C) the Company Transaction Expenses as of the Closing, along with final invoices from the applicable service providers to the Company. The Company shall consider in good faith Parent’s comments to the Closing Statement, which comments Parent shall deliver to the Company no fewer than one (1) Business Day prior to the Closing Date, and revise the Closing Statement to incorporate any changes the Company, acting in good faith, determines are appropriate. In connection with preparation and delivery of the Closing Statement, the Company shall provide reasonable supporting detail to evidence the Company’s calculations, explanations and assumptions and any documentation or information as is reasonably requested by Parent.

Section 2.2 Merger Consideration. Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be issued to the Company Stockholders shall be a number of shares of Parent Common Stock equal to the Merger Consideration, which shall be issued to Closing Company Stockholders.

Section 2.3 Effect on Capital Stock. Subject to the provisions of this Agreement:

(a) immediately prior to the Effective Time, the Company shall take all actions necessary to cause each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (including any Company Preferred Stock issuable in connection with Company Warrants or other equity securities that are exercised in connection with the Closing (including pursuant to Section 2.8)) to be automatically converted into a number of shares of Company Common Stock at the then effective conversion rate as calculated pursuant the Company’s certificate of incorporation. All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities;

(b) at the Effective Time, by virtue of the Mergers and without any action on the part of any Person, each share of Company Common Stock (including the shares of Company Common Stock resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs described in Section 2.3(a), 2.10 and 2.11) that is issued and outstanding immediately prior to the Effective Time (other than any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(d)), shall thereupon be converted into, and the holder of such share of Company Common Stock shall be entitled to, the right to receive the Per Share Merger Consideration, in each case, without interest, to the applicable Company Stockholder in accordance with Section 2.5 and Section 2.6; provided that any shares of Company Common Stock converting into shares of Parent Common Stock pursuant to this Section 2.3 that are subject to vesting or substantial risk of forfeiture (within the meaning of Section 83 of the Code) immediately prior to the Effective Time shall be subject to such same vesting (as set forth on Schedule 3.3(b)) or substantial risk of forfeiture in accordance with their terms following the conversion. Notwithstanding anything herein to the contrary, no certificates or scrip representing a fractional share of Parent Common Stock will be issued to any of the Company Stockholders in connection with the issuance of the Merger Consideration, and to the extent a fractional share of Parent Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of Parent Common Stock that otherwise would otherwise be received by such Company Stockholder, such fraction shall be rounded down to the nearest whole share of Parent Common Stock;

(c) all of the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 2.3 shall no longer be outstanding and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration into which such shares of Company Common Stock shall have been converted in the First Merger;

(d) each share of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(e) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.

Section 2.4 Effect of the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Person: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the membership interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the membership interests of the Surviving Company, which shall constitute one hundred percent (100%) of the outstanding equity interests of the Surviving Company. From and after the Second Effective Time, the membership interests of Merger Sub II shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Section 2.5 Delivery of the Merger Consideration.

(a) At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the Company Stockholders, evidence of book-entry shares representing a number of whole shares of Parent Common Stock equal to the aggregate Parent Common Stock deliverable to the Company Stockholders pursuant to this Section 2.5(a). Any such amounts or shares of Parent Common Stock in book-entry form deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Agent Fund”. The Exchange Agent Fund shall be subject to the terms of this Agreement and the Exchange Agent Agreement. Subject to Section 2.6, at the Closing, Parent shall cause to be issued or paid from the Exchange Agent Fund to each Company Stockholder that holds Company Common Stock immediately prior to the Effective Time (including holders of shares of Company Common Stock resulting from the exercise of Company Warrants pursuant to Section 2.8 (if any), but excluding any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(d)) who has delivered to the Exchange Agent, at least three (3) Business Days prior to the Closing Date, a completed and duly executed Letter of Transmittal, evidence of book-entry shares representing the number of whole shares of the aggregate Parent Common Stock in respect of such Company Common Stock held by such Company Stockholder. Notwithstanding anything to the contrary in this Agreement, under no circumstances shall Parent be required to pay or issue to any Equity Holder or any other Person more than the aggregate amount of the Merger Consideration as allocated in accordance with this Section 2.5.

Section 2.6 Exchange Procedures for Company Stockholders.

(a) Exchange Agent. As promptly as reasonably practicable following the date of this Agreement, but in no event later than fifteen (15) Business Days prior to the Closing Date, Parent shall appoint Continental Stock Transfer & Trust Company (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement reasonably satisfactory to the Company and Parent (the “Exchange Agent Agreement”).

(b) Issuance and Payment Procedures. Not less than fifteen (15) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver, to each Company Stockholder entitled to receive the Merger Consideration pursuant to Section 2.3(a), a letter of transmittal in substantially the form of Exhibit G attached hereto, with such changes as may be agreed between the Company and Parent prior to the Closing or as may be reasonably required by the Exchange Agent (the “Letter of Transmittal”), together with any notice required pursuant to Section 262 of the DGCL. Subject to the satisfaction of the conditions in Article VI, in the event that at least three (3) Business Days prior to the Closing Date, a Company Stockholder does not deliver to the Exchange Agent a duly executed and completed Letter of Transmittal (along with all certificates representing shares of Company Common Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), to the extent such shares of Company Common Stock are certificated), then such failure shall not alter, limit or delay the Closing; provided, that such Company Stockholder shall not be entitled to receive its respective portion of the Merger Consideration until such Person delivers a duly executed and completed Letter of Transmittal and its Company Certificates, if any, to the Exchange Agent. Upon delivery of such duly executed Letter of Transmittal and its Company Certificates, if any, by such Company Stockholder to the Exchange Agent, such Company Stockholder shall be entitled to receive, subject to the terms and conditions of this Agreement, the portion of the Merger Consideration in respect of his, her or its shares of Company Common Stock referenced in such Letter of Transmittal. Until surrendered as contemplated by this Section 2.6, each share of Company Common Stock (including shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.8 (if any)) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration to which it has been converted pursuant to this Section 2.6(b). If issuance or payment is to be made to a Person (other than the record or registered Company Stockholder), it shall be a condition to such issuance that any Company Certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer, and that the Person requesting such issuance shall deliver any transfer instrument or other document necessary or requested by the Exchange Agent, Parent or the Company to effect such issuance, pay to the Exchange Agent any transfer or other Taxes required as a result of such issuance being made to a Person (other than the record or registered Company Stockholder) or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(c) No Further Rights. The Merger Consideration issued and paid upon the surrender of Company Common Stock in accordance with the terms of this Section 2.6 shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such Company Common Stock (including shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.8 (if any)), and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Company Common Stock (including shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.8 (if any)) shall cease to have any rights as stockholders of the Company, except as expressly provided in this Agreement or by applicable Law.

(d) Equitable Adjustment. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event shall have occurred (including any of the foregoing in connection with the Domestication), then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock or Parent Common Stock shall be equitably adjusted to reflect such change; provided, that this Section 2.6(d) shall not be construed to permit Parent, Merger Sub or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

(e) Dividends. No dividends or other distributions declared with respect to shares of Parent Common Stock, the record date for which is at or after the Effective Time, shall be paid to any Company Stockholder that has not delivered a properly completed, duly executed Letter of Transmittal and its Company Certificates, if any, to the Exchange Agent. After the delivery of such materials, such Company Stockholder shall be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to shares of Parent Common Stock issuable to such Company Stockholder.

(f) Company Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, any Company Dissenting Share shall not be converted into the right to receive its applicable portion of the Merger Consideration or Per Share Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Company Dissenting Share pursuant to Section 262 of the DGCL. Each holder of Company Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL).

If, after the Effective Time, any Company Dissenting Share shall lose its status as a Company Dissenting Share, then any such share shall immediately be converted into the right to receive its Per Share Merger Consideration as if such share never had been a Company Dissenting Share, and Parent shall deliver, or cause to be delivered in accordance with the terms of this Agreement, to the holder thereof, following the satisfaction of the applicable conditions set forth in Section 2.5, and this Section 2.6, its Per Share Merger Consideration as if such share had never been a Company Dissenting Share. The Company shall give Parent (a) prompt written notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (b) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand with respect to any Company Dissenting Share. The Company shall, or shall cause its Affiliates to, enforce any contractual waivers that the Equity Holders have granted regarding appraisal rights that would apply to the Merger.

Section 2.7 Reserved.

Section 2.8 Exercise or Assumption of Company Warrants.

(a) Immediately prior to the Effective Time, each Company Warrant that is issued and outstanding, if permissible in accordance with its terms, shall be net exercised for a number of shares of Company Common Stock or Company Preferred Stock, as applicable, in accordance with their terms and shall no longer be outstanding and shall automatically be cancelled, extinguished and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, other than, for the avoidance of doubt, with respect to the Company Common Stock or Company Preferred Stock, as applicable, into which such Company Warrants are exchanged.

(b) At the Effective Time, each Company Warrant that is issued, outstanding and unexercised immediately prior to the Effective Time (and which is not exercised in accordance with its terms pursuant to Section 2.8(a)) (each, an “Assumed Warrant”) shall automatically, without any action on the part of the holder thereof, be assumed by Parent and converted into a warrant to purchase that number of shares of Parent Common Stock equal to the product of (1) the number of shares of Company Common Stock subject to such Company Warrant multiplied by (2) the Per Share Merger Consideration, which product will be rounded down to the nearest whole number of shares. Each Assumed Warrant shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Warrant immediately prior to the Effective Time, except that each Assumed Warrant shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price of Company Common Stock subject to such Company Warrant as of immediately prior to the Effective Time by (y) the Per Share Merger Consideration.

Section 2.9 Assumption of Company Options. At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time (each, an “Assumed Option”) shall automatically, without any action on the part of the holder thereof, be assumed by Parent and converted into an option to purchase that number of shares of Parent Common Stock equal to the product of (1) the number of shares of Company Common Stock subject to such Company Option multiplied by (2) the Per Share Merger Consideration, which product will be rounded down to the nearest whole number of shares. Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Option immediately prior to the Effective Time, except that each Assumed Option shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time by (y) the Per Share Merger Consideration; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Assumed Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; and provided further, that in the case of any Assumed Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code, such that the Assumed Options do not, to the maximum extent reasonably practicable, cease to qualify as “incentive stock options” solely by reason of the conversion pursuant to this section to the maximum extent permitted by Section 422 of the Code. As of the Effective Time, all Company Options will no longer be outstanding and each holder of Assumed Options will cease to have any rights with respect to such Company Options, except as set forth in this Section 2.9. The Company will take all necessary actions to effect the treatment of Company Options as set forth in this Agreement and in connection with the Equity Incentive Plan and the applicable award agreements.

Section 2.10 Effect on Company Convertible Notes.

(a) Immediately prior to the Effective Time, with respect to Company Convertible Notes issued by the Company on or after the date hereof, the Company shall take all actions necessary to cause the outstanding principal and unpaid accrued interest due on any such Company Convertible Notes immediately prior to the Effective Time to be automatically converted into a number of shares of Company Common Stock at the per share conversion price set forth in the applicable Company Convertible Note. All of the Company Convertible Notes converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, any liens securing obligations under the Company Convertible Notes shall be released and each holder of Company Convertible Notes shall thereafter cease to have any rights with respect to such securities.

(b) Immediately prior to the Effective Time, with respect to Company Convertible Notes issued by the Company prior to the date hereof, the Company shall take all actions necessary to cause the outstanding principal and unpaid accrued interest due on any such Company Convertible Notes immediately prior to the Effective Time to be automatically converted into a number of shares of Parent Common Stock at the per share conversion price set forth in the applicable Company Convertible Note. All of the Company Convertible Notes converted into shares of Parent Common Stock shall no longer be outstanding and shall cease to exist, any liens securing obligations under the Company Convertible Notes shall be released and each holder of Company Convertible Notes shall thereafter cease to have any rights with respect to such securities.

Section 2.11 Effect on Company SAFEs. Immediately prior to the Effective Time, the Company shall take all actions necessary to cause each Company SAFE that is outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Company Common Stock pursuant to the terms of such Company SAFEs. All of the Company SAFEs converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, any liens securing obligations under the Company SAFEs shall be released and each holder of Company SAFEs shall thereafter cease to have any rights with respect to such securities.

Section 2.12 Withholding Rights. Each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws. The Parties shall use commercially reasonable efforts to cooperate reasonably and in good faith to eliminate or reduce any such deduction or withholding to the extent permitted by applicable Law (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). To the extent that amounts are so deducted or withheld and paid to the applicable Governmental Entity in accordance with applicable Law, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except in each case as set forth in the applicable disclosure schedules corresponding to the referenced section below, delivered by the Company to Parent, Merger Sub I and Merger Sub II concurrently with the execution of this Agreement (the “Schedules”), and subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to Parent, Merger Sub I and Merger Sub II, as of the date of this Agreement and the Closing Date (except if the representation and warranty speaks as of a specific date prior to the Closing Date, in which case as of such earlier date), as follows:

Section 3.1 Organization. Each Group Company (a) is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, and (b) has all requisite corporate, limited liability company or other entity power and authority to own, lease and operate its properties and to carry on in all material respects its businesses. Each Group Company is duly qualified, licensed or registered as a foreign entity to transact business, and is in good standing, under the Laws of each jurisdiction where the conduct of its business, or the location of the properties or assets owned, leased or operated by it, requires such qualification, licensing or registration, except where the absence of such qualification, licensing or registration, or failure to be in good standing, would not reasonably be expected to have a Material Adverse Effect.

Section 3.2 Authorization. Each Group Company has the requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Merger, to the Company Required Approval. The Company Required Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and any Ancillary Agreement and to approve the transactions contemplated hereby and thereby. This Agreement has been, and upon its execution and delivery, each of the Ancillary Agreements to which any Group Company is or will be a party will be, duly and validly executed and delivered by such Group Company and have been, or will be, duly authorized by all necessary corporate, limited liability company or other entity actions, as applicable. This Agreement and the Ancillary Agreements, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitute the legal, valid and binding obligation of each member of the Group Company, enforceable against each Group Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3 Capitalization.

(a) Set forth on Schedule 3.3(a) is a true, correct and complete list of the authorized and issued and outstanding Equity Interests of the Company (including the number and class (as applicable) of vested and unvested Equity Interests) and the record and beneficial ownership (including the percentage interests held thereby) thereof by Equity Holder, as of the date hereof, including, as applicable, the name of the holder of each Company Equity Award, the type of security or property that such Company Equity Award covers, the vesting schedule applicable to such Company Equity Award, the number of vested and unvested units or shares covered by such Company Equity Award, the date of grant, the cash exercise price, strike price or offset amount per share/unit of such Company Equity Award and whether such Company Equity Award is an “incentive stock option” as defined in Section 422 of the Code. Except as set forth on Schedule 3.3(a), all of the issued and outstanding Equity Interests of the Company (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Laws, (iii) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under the Company’s Governing Documents, and (iv) as of the date of this Agreement, are owned, beneficially and of record, by the Equity Holders set forth on Schedule 3.3(a), free and clear of all Liens (other than transfer restrictions under applicable securities Laws) and as of the Closing, will be owned, beneficially and of record, by the Equity Holders, free and clear of all Liens (other than transfer restrictions under applicable securities Laws). Except as set forth on Schedule 3.3(a), there are no outstanding (w) securities of the Company convertible into or exchangeable for shares of Company Common Stock or other Equity Interests of the Company, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to the Company, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the Company Common Stock or any other Equity Interests of the Company, and no obligation of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of Company Common Stock or any other Equity Interests of the Company or any securities convertible into or exercisable for such shares of Company Common Stock or other Equity Interests of the Company, or (z) obligations of the Company to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares of Company Common Stock or other Equity Interests of the Company, including securities convertible into or exchangeable for shares of Company Common Stock or other Equity Interests of the Company. Except as set forth on Schedule 3.3(a), there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Company Common Stock or any other Equity Interests of the Company. No Company Subsidiary owns any Equity Interest in the Company.

(b) Each Company Equity Award (A) has an exercise price at least equal to the fair market value of the underlying shares of Company Common Stock as of the grant date, (within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder) if applicable; (B) has not had its exercise date or grant date delayed or “back-dated,” if applicable, and (C) has been issued in compliance with applicable Law and properly accounted for in all respects in accordance with GAAP. With respect to any Equity Interests in the Company that are subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), the holder thereof also made a valid Section 83(b) election.

(c) Except as set forth on Schedule 3.3(c), all of the issued and outstanding Equity Interests of each Company Subsidiary (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Law, (iii) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under such Company Subsidiary’s Governing Documents, and (iv) are owned, beneficially and of record by the Company or another

Subsidiary of the Company as indicated on Schedule 3.3(c), free and clear of all Liens (other than transfer restrictions under applicable securities Laws). There are no outstanding (w) securities of any Company Subsidiary convertible into or exchangeable for shares of capital stock or other Equity Interests of such Company Subsidiary, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to any Company Subsidiary, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the capital stock or any other Equity Interests of any Company Subsidiary, and no obligation of any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any other Equity Interests of such Company Subsidiary or any securities convertible into or exercisable for such shares of capital stock or other Equity Interests of such Company Subsidiary, or (z) obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares of capital stock or other Equity Interests of such Company Subsidiary, including securities convertible into or exchangeable for shares of capital stock or other Equity Interests of such Company Subsidiary. Except as set forth on Schedule 3.3(c), neither the Company nor any of its Subsidiaries is party to any joint venture or other similar arrangement or relationship or owns or holds the right to acquire, or has any obligation to make a capital contribution, loan or other investment (whether equity or debt) in respect of, any stock or other equity ownership interest in any other Person. As of the date hereof, all shares of Company Common Stock are reflected as book-entry shares and there are no valid physical certificates outstanding.

(d) Each of the Governing Documents of each Group Company and the Stockholder Agreements has been duly executed and delivered, as applicable, by such Group Company and each Equity Holder party thereto, as applicable, and is in full force and effect as of the date of this Agreement and constitutes the legal, valid and binding obligations of each Group Company and each of the Equity Holders party thereto, as applicable, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. The Company has made available to Parent true, correct and complete copies of each Group Company’s Governing Documents and the Stockholder Agreements, together with any amendments thereto. In connection with, and prior to, the execution and delivery of this Agreement, each of the Company and Company Board took all actions necessary, if any, under the Company’s Governing Documents and the Stockholder Agreements to make valid, binding and effective (subject to the receipt of the Company Required Approval) the conversions, cancellations, forfeitures and other transactions contemplated by Section 2.3. Taking into account such actions, if any, and subject to the receipt of the Company Required Approval, (i) the conversions, cancellations, forfeitures, terminations and other transactions contemplated by Section 2.3 are in full compliance with the terms of the Company’s Governing Documents and the Stockholder Agreements, and (ii) no additional consent or approval from, or notification to, any Person party thereto is required. The amounts set forth on the Closing Date Capitalization Statement when delivered to Parent will comply with the terms of the Company’s Governing Documents, each of the Stockholder Agreements and this Agreement.

Section 3.4 Company Subsidiaries. Schedule 3.4 sets forth a true, correct and complete list of the Company Subsidiaries listing for each Company Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization, its authorized capital stock, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares.

Section 3.5 Consents and Approvals; No Violations. Except as set forth on Schedule 3.5, and subject to the receipt of the Company Required Approval, the filing of the Certificate of Merger and the applicable requirements of the HSR Act, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated by hereby and thereby will (a) conflict with or result in any material breach of any provision of the Governing Documents of any Group Company, (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity by any Group Company, (c) result in a violation of or a material default (or give rise to any right of termination, cancellation, or acceleration) under any of the terms, conditions or provisions of any Company Material Contract, Insurance Policy or material License, (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Group Company, or (e) violate in any material respect Data Security Requirement, any Law, Order, or Lien applicable to any Group Company.

Section 3.6 Financial Statements.

(a) Attached as Schedule 3.6(a) are true, correct and complete copies of the following financial statements (collectively, the “Financial Statements”):

(i) the unaudited consolidated balance sheet of the Group Companies as of September 30, 2022 and September 30, 2021, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the nine (9) months ended September 30, 2022 and September 30, 2021, together with all related notes and schedules thereto (the “Interim Financial Statements”); and

(ii) the audited consolidated balance sheet of the Group Companies as of December 31, 2021 and December 31, 2020, and the related audited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the fiscal years ended on such dates, together with all related notes and schedules thereto (the “Audited Financial Statements”).

(b) Except as set forth on Schedule 3.6(b), each of the Financial Statements (x) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), and (y) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies as at the respective dates thereof and for the respective periods indicated therein, except as otherwise specifically noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (none of which would be material individually or in the aggregate) and the absence of notes, none of which would be, individually or in the aggregate, material in amount or scope from those presented in the Audited Financial Statements.

(c) Each of the Closing Company Financial Statements when delivered following the date of this Agreement in accordance with Section 5.10(g) (x) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), and (y) will fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies as at the respective dates thereof and for the respective periods indicated therein, except as otherwise specifically noted therein and subject, in the case of any interim Closing Company Financial Statements, to normal and recurring year-end adjustments (none of which would be material individually or in the aggregate) and the absence of notes, none of which would be, individually or in the aggregate, material in amount or scope from those presented in the Closing Company Financial Statements.

(d) The books of account and other financial records of the Group Companies have been kept accurately in all material respects in the Ordinary Course, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Group Companies have been properly recorded therein in all material respects. Except as set forth on Schedule 3.6(c), there has been no change in the accounting methods or practices of any Group Company since December 31, 2021. The Group Companies have established and maintain a system of internal accounting controls which is intended to provide, in all material respects, reasonable assurance: (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management and in all material respects in accordance with applicable Law, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies, (iv) that the amount recorded for assets on the books and records of the Group Companies is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference, and (v) that accounts, notes and other receivables and inventory are recorded accurately.

(e) All accounts receivable of the Group Companies (i) are bona fide and valid receivables arising from sales actually made or services actually performed and arising in the Ordinary Course, (ii) are properly reflected on the books and records of the Company, (iii) are not subject to any setoffs, counterclaims, credits or other offsets which are not reflected on the balance sheet as of December 31, 2021 or arising thereafter in the Ordinary Course, and (iv) are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the balance sheet as of December 31, 2021. No Person has any Lien on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Group Companies with respect to any accounts receivable other than in the Ordinary Course. No accounts receivable of the Group Companies, nor any part thereof, relate to the pre-billing of any customers.

(f) All accounts payable of the Group Companies, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the Ordinary Course of the Group Companies. Since December 31, 2021, the Group Companies have paid their accounts payable in the Ordinary Course.

(g) Schedule 3.6(f) describes all of the Indebtedness of the Group Companies in respect of borrowed money, including the identity of any obligor and/or guarantor, the aggregate principal and interest owed in respect thereof and the maturity of each such instrument, as of the date that is one (1) day prior to the date hereof.

Section 3.7 No Undisclosed Liabilities. Except as specifically reflected and adequately reserved against in the audited consolidated balance sheet set forth as part of the Audited Financial Statements or on Schedule 3.7, no Group Company has any liability, debt or obligation (absolute, accrued, contingent, or otherwise) of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP applied on a consistent basis, except for liabilities or obligations: (a) incurred since December 31, 2021 in the Ordinary Course, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation, (b) that arose under any Company Material Contract, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation, (c) arising under or incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; (d) arising under the Governing Documents of the Group Companies, or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.8 Absence of Certain Changes. Except as set forth on Schedule 3.8, since December 31, 2021:

(a) the Group Companies have conducted their business in all material respects in the Ordinary Course;

(b) there has been no Material Adverse Effect; and

(c) no Group Company has taken any action or omitted to take an action, which, if taken or omitted to be taken after the date of this Agreement, would require the consent of Parent in accordance with Section 5.1.

Section 3.9 Real Estate.

(a) Schedule 3.9(a) lists each real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company (each, an “Owned Real Property”). With respect to each Owned Real Property: (i) the applicable Group Company has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, (B) the applicable Group Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (C) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Group Company is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.9(b) lists each real property leased, subleased, licensed or otherwise used or occupied by any Group Company (each, a “Leased Real Property” and collectively, the “Leased Real Properties”), and sets forth the name of the landlord, the name of the entity holding such leasehold interest and the location of each Leased Real Property.

(c) True, correct and complete copies of all leases, amendments, extensions, guaranties and other modifications thereto with respect to the Leased Real Properties (individually, a “Lease” and collectively, the “Leases”) have been made available to Parent. Schedule 3.9(b) sets forth a true, correct and complete list of all Leases, including the date and name of the parties to each Lease.

(d) The leasehold interests of the Group Companies, the Leased Real Properties, and the Owned Real Property constitute all of the real property owned, leased, occupied or otherwise utilized in connection with the business of the Group Companies.

(e) Except as set forth on Schedule 3.9(e), with respect to each of the Leased Real Property: (i) the Lease for such Leased Real Property is legal, valid, binding, enforceable and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity; (ii) no Group Company is in material breach of or default under such Lease, and, to the Knowledge of the Company, the other party to each Lease is not in material breach of or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default under such Lease on the part of the applicable Group Company; (iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default thereunder which has not been replenished to the extent required under such Lease; (iv) no Group Company owes any brokerage commissions or finder’s fees with respect to such Lease; (v) no Group Company has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property (or any portion thereof) that is the subject matter of such Lease; (vi) no Group Company has collaterally assigned or granted any other security interest in such Leased Real Property or any interest therein; and (vii) no Group Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease.

Section 3.10 Intellectual Property.

(a) Schedule 3.10(a) contains a complete and accurate list of all of the following Company Registered IP: (i) all registered Trademarks and pending Trademark applications owned by any of the Group Companies, including owner name and, as appropriate, registration and application dates and numbers; (ii) all issued patents and pending patent applications owned by the Group Companies, including, as appropriate, issuance and application dates and numbers; (iii) all registered copyrights and copyright applications owned by any of the Group Companies, including owner name and, as appropriate, registration dates and registration numbers; (iv) all domain names owned by the Group Companies, including the name of the registrant and the expiry date; and (v) all material proprietary software owned by the Group Companies.

(b) Except as set forth on Schedule 3.10(b), (i) to the Knowledge of the Company, a Group Company exclusively owns and possesses all right, title and interest in or to all Company Owned Intellectual Property, and has the right to use, all other Intellectual Property used in, held for use in, or necessary for the operation of the Group Companies (collectively, the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Liens); (ii) the Company Registered IP is subsisting and unexpired, and, to the Knowledge of the Company, all Company Owned Intellectual Property is valid and enforceable, and (iii) there are no proceedings pending or, to the Knowledge of the Company, threatened, that challenge the validity, use, ownership, registrability, or enforceability of any Company Owned Intellectual Property.

(c) Except as set forth on Schedule 3.10(c): (i) to the Knowledge of the Company, the conduct of the Group Companies business does not infringe, misappropriate or violate, or has in the past six (6) years infringed, misappropriated, or violated, any Intellectual Property rights of any Person; and (ii) no Group Company has received any written notice in the past three (3) years alleging any of the same (including any unsolicited offers to take a license or cease and desist letters).

(d) Except as set forth on Schedule 3.10(f): to the Knowledge of the Company, (i) there are no Actions currently pending or threatened, or that have been brought within the last three (3) years, by any Group Company against any Person alleging infringement, misappropriation, or violation of any Company Owned Intellectual Property; and (ii) no Person is infringing upon, misappropriating, or otherwise violating, nor has any Person in the past six (6) years infringed, misappropriated, or violated any of the Company Owned Intellectual Property.

(e) Each Group Company has taken commercially reasonable measures to protect all material Company Owned Intellectual Property, all material trade secrets used in connection with the business of the Group Companies, and each Group Company’s other material confidential information. Without limiting the generality of the foregoing, each past and present employee of any Group Company, and any other Person who has developed any material Intellectual Property for or on behalf of the Company in the scope of his or her employment or engagement by a Group

Company, or has access to any trade secrets or other material confidential information of the Group Companies, has entered into a written agreement pursuant to which such Person (i) agrees to protect the confidentiality of such trade secrets and other confidential information, and (ii) assigns to a Group Company all of such Intellectual Property, and, to the Knowledge of the Company, no such Person has breached any such agreement.

(f) To the Knowledge of the Company, each Group Company possesses all source code and other documentation necessary to compile and operate the software owned or purported to be owned by the Group Company. No Group Company (i) has disclosed, delivered, licensed or otherwise made available and (ii) has any duty or obligation (whether present, contingent, under an escrow arrangement, or otherwise) to disclose, deliver, license or otherwise make available, to any Person any source code for any proprietary software owned or purported to be owned by any Group Company, except where such disclosure would not materially impair any Group Company’s business. To the Knowledge of the Company, no open source software is or has been (A) incorporated into, embedded in, combined with, linked with, or used in or in connection with, or (B) distributed or made available to any Person in connection with, any material software owned or purported to be owned by any Group Company, in each case, in a manner that would result in any such software owned or purported to be owned by the Group Company becoming subject to any obligation to disclose, deliver, license or otherwise make available the source code of such software (except for such open source software itself), to any Person.

(g) To the Knowledge of the Company, there has not been any unauthorized intrusion or breach of security, material failure or Security Incidents, or other similar adverse event with respect to any software, computer firmware, computer hardware, computer or information technology systems or infrastructure, electronic data processing systems or networks, telecommunications networks, network equipment, interfaces, platforms, peripherals, or other computer systems owned, licensed, leased, or otherwise used in the conduct of the business of the Group Companies (collectively, the “Company Systems”), or with respect to data or information contained therein or transmitted thereby. The Company Systems are sufficient in all material respects for the current needs of the Group Companies.

(h) The Group Companies use commercially reasonable efforts to secure the Company Systems and all Personal Data and other information Processed by the Group Companies, including technical, physical, and organization measures designed to protect (i) the security of the Company Systems and any Personal Data Processed by any Group Company (including by any Company Systems) and (ii) the Company Systems and any such Personal Data from unauthorized Processing. To the Knowledge of the Company, the Company Systems are free from any “virus,” or other software routines or hardware components that in each case permit unauthorized access to or the unauthorized disablement of, such Company Systems.

(i) Since the Lookback Date, the Group Companies have been in compliance in all material respects with all Data Security Requirements, and (x) to the Knowledge of the Company, no Person has made any illegal or unauthorized use of, or had unauthorized access to, the Company Systems or any Personal Data that was Processed by or on behalf of the Group Companies or is in the possession or control of the Group Companies, and (y) no Group Company has received any written notices or complaints alleging any Security Incident from any Person or been the subject of any claim, proceeding or, to the Knowledge of the Company, investigation with respect to any Security Incident, or non-compliance with any Data Security Requirements.

(j) The consummation of the transactions contemplated by this Agreement will not result in the loss or material impairment of, or payment of, any additional material amounts with respect to, nor require the consent of any other Person in respect of, each Group Company’s right to own, use, or hold for use any of the Company Intellectual Property, Company Systems or Personal Data owned, used or held for use by such Group Company prior to the Closing Date.

Section 3.11 Litigation.

(a) Except as set forth on Schedule 3.11, since the Lookback Date, there have not been, and there are no, Actions or Orders pending or, to the Knowledge of the Company, threatened against or otherwise relating to any Group Company or any of their respective properties at Law or in equity, including, in each case, Actions or Orders (i) that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement or (ii) that, individually or in the aggregate, would reasonably be expected to be material to any Group Company.

(b) No Group Company has filed or intends to file any material Action against any other Person since the Lookback Date.

Section 3.12 Company Material Contracts.

(a) Schedule 3.12(a) sets forth a true, correct and complete list of the following Contracts to which any Group Company is a party:

(i) any stockholder, partnership or other Contract with a holder of equity securities of any Group Company, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement or registration rights agreement;

(ii) joint venture and strategic alliance Contracts;

(iii) any Contract for (A) the divestiture of any material business, properties or assets of any Group Company or (B) the acquisition by any Group Company of any material operating business, properties or assets, whether by merger, purchase, sale of stock or assets or otherwise;

(iv) any Contract that is a note, debenture, guarantee, mortgage, loan agreement or indenture relating to or that otherwise evidences Indebtedness of any Group Company in an amount greater than $250,000;

(v) any interest rate, currency or other hedging, swap or factoring Contract;

(vi) any non-competition Contract or other Contract that purports to limit (A) the ability of any Group Company from operating or doing business in any location, market or line of business, (B) the Persons to whom any Group Company may sell products or deliver services or (C) the Persons that any Group Company may hire or solicit for hire;

(vii) any CBA;

(viii) any employment or consulting Contract with any director, officer, employee, independent contractor or individual service provider of any Group Company that (A) provides annual compensation in excess of $150,000, (B) requires the payment or accelerated vesting of any form of compensation or benefits upon the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement or (C) is not terminable at any time and without any liability to any Group Company or payment of severance or similar separation payments;

(ix) any change in control, transaction bonus, retention or similar agreements with any current or former (to the extent of any ongoing liability) employee or individual service provider of any Group Company;

(x) all Contracts (A) under which any Group Company is granted or receives any license or other rights to use Intellectual Property (other than (x) non-exclusive licenses granted in the Ordinary Course and (y) non-exclusive licenses or rights to use commercially available, off-the-shelf software used solely for internal purposes and with a replacement cost of less than $150,000 per annum), or (B) under which any Intellectual Property is assigned or transferred by or to the Company Group (other than employee and contractor Intellectual Property assignment agreements without material deviation from the Company’s standard form);

(xi) Contract under which any Group Company is lessee of or holds or operates any tangible property, including real property, owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(xii) Contract under which any Group Company is lessor of or permits any third Person to hold or operate any tangible property, including real property, owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(xiii) any Contract with any Material Customer or Material Supplier from the 24 months ended December 31, 2022;

(xiv) any material sales representative, marketing or advertising Contract;

(xv) any Contract reasonably expected to result in future payments to or by any Group Company in excess of $250,000 per annum, except for Contracts that are terminable on less than 30 days’ notice without penalty;

(xvi) any Contract that grants to any Person, other than a Group Company, (A) a most favored pricing provision or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xvii) any Contract with any Governmental Entity;

(xviii) any Contract that is a settlement, conciliation, or similar agreement with (A) any Governmental Entity or (B) pursuant to which any Group Company has any ongoing material liability or obligation;

(xix) any Contract requiring or providing for any capital expenditure in excess of $250,000 other than capital expenditures made in accordance with the Group Companies’ budget;

(xx) any Contract containing any provision pursuant to which any Group Company will be obligated to make a payment to any Person at the Closing as a direct result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement;

(xxi) any Contract between any Group Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which any Group Company has an obligation to indemnify such officer, director, Affiliate, associate or immediate family member;

(xxii) any Contract providing for indemnification by any Group Company of any Person, except for any such Contract that is entered into in the Ordinary Course; or

(xxiii) any other Contract not of the types described above in this Section 3.12 that involves consideration in excess of $250,000 in the aggregate in the past twelve (12) months to or from the Group Companies.

(b) The Contracts listed or required to be listed on Schedule 3.12(a) (together with Leases and the Company Affiliate Agreements, the “Company Material Contracts”) are in full force and effect in all material respects in accordance with their respective terms with respect to the applicable Group Company, and, to the Knowledge of the Company, the other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. No Group Company has any present expectation or intention of not fully performing on a timely basis all material obligations required to be performed by such Group Company under any Company Material Contract, and, to the Knowledge of the Company, no facts exist which would render such performance unlikely (including as a result of COVID-19 or COVID-19 Measures). None of the Group Companies or, to the Knowledge of the Company, the other parties thereto are in material breach of or default under any Company Material Contract and to the Knowledge of the Company, no event has occurred which would permit termination, modification or acceleration of any material term or condition of any Company Material Contract by any party thereto.

(c) No Group Company has received notice of any current default under any Company Material Contract. None of the Group Companies has given notice of its intent to terminate, modify, amend any material term of condition, or otherwise materially alter the terms and conditions of, any Company Material Contract or has received any such notice from any other party thereto.

Section 3.13 Tax Returns; Taxes. Except as otherwise disclosed on Schedule 3.13:

(a) all income and other material Tax Returns of the Group Companies required by applicable Law to have been filed with any Governmental Entity have been duly and timely filed (taking into account applicable extensions of time to file) and are true, correct and complete in all material respects;

(b) all income and other material Taxes due and owing by any of the Group Companies (whether or not shown on any Tax Return) have been paid in full (taking into account applicable extensions of time to pay);

(c) there are no extensions of time in effect with respect to the dates on which any Tax Returns of the Group Companies were or are due to be filed other than automatic extensions of time not exceeding seven (7) months;

(d) all material deficiencies asserted as a result of any examination of any Tax Returns of the Group Companies have been paid in full or finally settled;

(e) no claims for additional Taxes have been asserted in writing and no proposals or deficiencies for any Taxes of the Group Companies are being asserted in writing, or, to the Knowledge of the Company, proposed or threatened in writing, in each case, that have not been resolved in full, and no audit or investigation of any Tax Return of the Group Companies is currently underway, pending or, to the Knowledge of the Company, threatened;

(f) the Group Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other Person;

(g) there are no outstanding waivers or agreements by or on behalf of the Group Companies for the extension of time for the assessment of any material Taxes or any deficiency thereof and none of the Group Companies has waived any statute of limitations in respect of Taxes that will remain in effect after the Closing Date;

(h) there are no Liens for Taxes against any asset of the Group Companies (other than Permitted Liens);

(i) no Group Company is a party to any Tax allocation, Tax indemnity or Tax sharing agreement or other similar arrangement under which the Group Companies will have any liability after the Closing for Taxes of another Person (in each case, excluding customary commercial agreements the primary subject of which is not Taxes, or “Ordinary Commercial Agreements”);

(j) no Group Company has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company); or has any liability for the Taxes of any Person (other than a Group Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (other than an Ordinary Commercial Agreement) or otherwise by operation of Law;

(k) no Group Company is or has been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2);

(l) no written claim has been made by a Governmental Entity in a jurisdiction where the Group Companies do not file Tax Returns that any Group Company may be subject to taxation by that jurisdiction;

(m) the Financial Statements properly and adequately accrue or reserve for material unpaid Tax liabilities of the Group Companies in accordance with GAAP;

(n) the Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(o) each Group Company is, and has been at all times since formation, treated as a C corporation for United States federal tax purposes;

(p) no Group Company will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax Law) or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law), in each case, incurred on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount or deferred revenue received outside the Ordinary Course on or prior to the Closing Date.

(q) no Group Company will be required to make any payment after the Closing Date as a result of an election under Section 965 or the Code;

(r) none of the Group Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code; and

(s) no Group Company has taken, has agreed to take, or intends to take, in each case, any action that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment. None of the Group Companies is aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.14 Environmental Matters.

(a) Each Group Company is and since the Lookback Date has been in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining, maintaining and complying with all Environmental Permits required pursuant to Environmental Laws for the occupation of its facilities and the operation of its business.

(b) No Group Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, released or owned or operated any facility or property contaminated by any Hazardous Substance, in each case so as to give rise to any material liability (contingent or otherwise) of the Group Companies pursuant to any Environmental Laws.

(c) None of the Group Companies has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability (contingent or otherwise) of any other Person relating to any Hazardous Substance or Environmental Laws.

(d) Since the Lookback Date (or earlier if unresolved), no Group Company has received any written notice, report or information that such Group Company is subject to any Action, Order or actual or alleged material violation or liability (contingent or otherwise) arising under any Environmental Law, and to the Company’s Knowledge, no such Action or Order is pending or threatened.

(e) The Company has made available to Parent copies of all environmental, health or safety audits, assessments, and reports and all other documents bearing on material environmental, health or safety liabilities relating to the Group Companies, their operations or any facility currently or formerly owned or operated by the Group Companies, which are in its possession or reasonable control.

Section 3.15 Licenses and Permits; Regulatory Compliance.

(a) Schedule 3.15 sets forth a true, correct and complete list of all material Licenses and approvals issued to or maintained by the Group Companies. The Group Companies own or possess all material Licenses that are necessary to enable them to carry on their respective operations as presently conducted. All such Licenses are in full force and effect as of the Closing Date.

(b) The Group Companies are in compliance in all material respects with the terms and conditions of the Licenses, and have received no written or, to the Company’s Knowledge, oral notices from any Governmental Entity that they are in material violation in any respect of any of the terms or conditions of any Licenses or alleging the failure to maintain any Licenses. The Group Companies have not received any notice from any Governmental Entity that any of the Licenses will not be renewed, and, to the Company’s Knowledge, there are no Actions pending or, to the Company’s Knowledge, threatened to revoke or withdraw any such Licenses.

(c) Each insurance producer employed or contracted with the Group Companies, at the time of soliciting, selling, negotiating or producing any insurance contract on behalf of the Group Companies, to the extent required by applicable Law, was duly appointed by the applicable insurance company, and was duly licensed as an insurance agent, broker or producer for the type of insurance contracts solicited, sold, negotiated or produced by such insurance producer, in each case, in the particular state in which such insurance producer solicited, sold or produced such insurance contract.

(d) To the extent required by applicable Law, the Group Companies maintain insurance premium trust accounts in accordance with all applicable Laws and have deposited, when required, all insurance premiums collected or received by the Group Companies in an insurance premium trust account maintained by such Group Company. To the Knowledge of the Company, no funds deposited into such insurance premium trust account have ever been withdrawn therefrom for any use other than as permitted under applicable Law.

Section 3.16 Company Benefit Plans.

(a) Schedule 3.16(a) contains a true, correct and complete list of all material Company Benefit Plans. With respect to each material Company Benefit Plan, the Company has made available to Parent true, correct and complete copies of the following documents, to the extent applicable: (i) the current plan document and any related trust documents, and amendments thereto; (ii) the three most recent annual returns (Forms 5500 and schedules thereto) and the most recent actuarial report, if any; (iii) the most recent IRS determination, opinion or advisory letter; (iv) the most recent summary plan description and any subsequent summaries of material modifications thereto; (v) any related insurance Contracts or funding arrangements currently in effect; and (vi) any non-routine correspondence with any Governmental Entity sent or received in the last three (3) years.

(b) Except as set forth on Schedule 3.16(b):

(i) No Company Benefit Plan is, and none of the Group Companies maintains, sponsors, contributes to or has an obligation to contribute to, or otherwise has any current or contingent liability or obligation (including on account of an ERISA Affiliate) under or with respect to: (i) a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (ii) a “defined benefit plan” (as defined in Section 3(35) or ERISA) or any other plan subject to Section 302 or Title IV or ERISA or Section 412 or 430 of the Code, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Group Company has any current or contingent obligation or liability or obligation arising from the foregoing provisions or plans by reason being considered a single employer under Section 414 of the Code with any other Person;

(ii) Each Company Benefit Plan and related trust has been established, administered, maintained, funded and operated in all material respects in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code and all contributions, reimbursements, and premium or benefit payments with respect to each Company Benefit Plan which are due on or before the Closing have been made or properly accrued in all material respects);

(iii) No liability or Action has been made, commenced or threatened with respect to any Company Benefit Plan (other than routine claims for benefits payable in the Ordinary Course and appeals of denied such claims);

(iv) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”), or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, and no event has occurred and no condition or circumstance exists which could reasonably be expected to result in the revocation of any such determination letter or opinion letter or adversely affect the qualification of such Company Benefit Plan;

(v) No Group Company has incurred, nor have any events occurred that would reasonably be expected to result in the imposition of, any material penalty or Tax (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. No Company Benefit Plan provides for, and no Group Company could be obligated to provide, retiree, post-employment or post-termination medical, health, life insurance or any other “welfare-type” benefits to any current or former employee, officer or director of any Group Company or any other Person except as required by COBRA or equivalent state law and for which the covered individual pays the full cost of coverage;

(vi) No Group Company or current or former employee, officer or director thereof or, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Company Benefit Plan or a breach of fiduciary duty (as determined under ERISA) with respect to a Company Benefit Plan that would reasonably be expected result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code;

(vii) No Company Benefit Plan, and no Group Company nor, to the Knowledge of the Company, any Person on behalf of a Group Company has filed an application or otherwise taken corrective action under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program or Delinquent Filer Voluntary Compliance Program with respect to any Company Benefit Plan with respect to which any current or contingent liability to a Group Company remains;

(viii) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in all material respects in compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code; none of the Group Companies has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code;

(ix) None of the Group Companies, and no employee, equityholder or service provider (current or former) of the Group Companies, is a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code; and

(x) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will, directly or indirectly except as provided for in this Agreement, (A) result in any payment (whether in cash, property or the vesting of property), benefit or other right becoming due to any employee, officer, director or independent contractor (current or former) of the Group Companies, (B) increase any compensation or benefits otherwise payable under any Company Benefit Plan or otherwise, (C) result in the acceleration of the time of payment, funding or vesting of any such compensation, benefits or other rights under any Company Benefit Plan or otherwise, or (D) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan.

Section 3.17 Labor Relationships.

(a) None of the Group Companies’ employees are represented by any labor union, works council, labor organization or other employee representative body, nor are any of the Group Companies party to or bound by any collective bargaining agreement, works council agreement or other labor-related Contract or bargaining relationship with any union, works council, labor organization, or other employee representative body (each a “CBA”). There are no, and since the Lookback Date, there have been no, labor organizing or decertification activities relating to or affecting any employees of any of the Group Companies, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. With respect to the transactions contemplated by this Agreement, the Group Companies have satisfied any notice, consultation or bargaining obligations owed to their employees or their representatives under applicable Law, CBA, or other Contract.

(b) Since the Lookback Date, no material labor grievance, labor arbitration, labor dispute, unfair labor practice charge, walk-out, strike, lockout, hand billing, picketing, slowdown or work stoppage involving any employees of the Group Companies has occurred, is in progress or, to the Knowledge of the Company, has been threatened against or has affected any of the Group Companies (including as a result of COVID-19, COVID-19 Measures or otherwise).

(c) The Group Companies are and, since the Lookback Date, have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, COVID-19, plant closures, furloughs, and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action and unemployment insurance.

(d) The Group Companies have promptly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which they are or were made aware since the Lookback Date. The Group Companies do not reasonably expect any material liability with respect to any such allegations and are not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Group Companies, that, if known to the public, would bring the Group Companies into material disrepute.

(e) None of the Group Companies has any material liability with respect to (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation which has or have come due and payable to their current or former employees or independent contractors under applicable Law, Contract or policy, or with respect to the misclassification or treatment of any service providers to any of the Group Companies as an independent contractor, leased employee, or other non-employee; and/or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(f) No Person is in violation in any material respect of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) to the Group Companies or (ii) with respect to any Person who is a current employee or independent contractor of the Group Companies, to the Knowledge of the Company, to any third Person with respect to such Person’s right to be employed or engaged by the Group Companies or to the knowledge or use of trade secrets or proprietary information.

(g) No employee layoff, facility closure (whether voluntary or by Order), reduction-in-force, furlough, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of the Group Companies has occurred since March 1, 2020 or is currently planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 and the Group Companies have no material employment-related liability with respect to or related to COVID-19. The Group Companies have taken all reasonable measures to protect its employee, consultants and customers with respect to COVID-19.

(h) The Group Companies are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246, (iii) required to maintain an affirmative action plan or (iv) party to, or bound by, any foreign, federal, state or local government contracts requiring the payment of prevailing wage rates or benefits to workers.

(i) To the Knowledge of the Company, no employee of the Group Companies with annualized compensation at or above the level of $100,000 intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

Section 3.18 International Trade & Anti-Corruption Matters.

(a) None of the Group Companies, nor any of their respective officers, directors or employees, nor to the Knowledge the Company, any agent or Representative acting on behalf of the Group Companies: (x) is currently, or has been in the last five (5) years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities constitute a material violation of applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in material violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”); or (y) has at any time made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in material violation of any applicable Anti-Corruption Laws. The Group Companies have maintained in all material respects complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials.

(b) The Group Companies have implemented and maintain in effect in all material respects written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of applicable Anti-Corruption Laws and Trade Control Laws. During the five (5) years prior to the date hereof, none of the Group Companies have, in connection with or relating to the business of the Group Companies, received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

(c) None of the Group Companies has imported products into the United States that has been or is covered by an anti-dumping duty order or countervailing duty order or is subject to or otherwise covered by any pending anti-dumping or countervailing duty investigation by agencies of the United States government.

Section 3.19 Brokerage. Except as set forth on Schedule 3.19, none of Parent, Merger Sub I, Merger Sub II, the Company, Surviving Company or any other Group Company shall be obligated to pay or bear (e.g., by virtue of any payment by or obligation of the Company or any other Group Company any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder, investment banker or other Person in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Equity Holders or the Group Companies or any of their respective Affiliates.

Section 3.20 Insurance Policies. Schedule 3.20 contains a true, correct and complete list of all material insurance policies carried by, and for the benefit of, the Group Companies (collectively, the “Insurance Policies”). Such Insurance Policies provide coverage sufficient in all material respects for a business of the size and type operated by the Group Companies. With respect to each Insurance Policy, except as otherwise set forth on Schedule 3.20, (i) all such policies are in full force and effect, (ii) all premiums with respect thereto covering all periods up to the Closing on the Closing Date will have been paid, (iii) the policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect in all material respects, (iv) neither the Company nor its Subsidiaries is in material breach of or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the Knowledge of the Company, no such action has been threatened, and (v) no notice of cancellation, termination, reduction in coverage or disallowance of any claim has been received by any Group Company with respect to any Insurance Policy. There is no pending material claim by any Group Company against any insurance carrier under any Insurance Policy for which coverage has been denied or disputed by the applicable insurance carrier.

Section 3.21 Affiliate Transactions. Except for employment relationships and compensation, benefits, Contracts with respect to the issuance of Company Equity Awards, travel advances and employee loans in the Ordinary Course which are reflected in the Financial Statements or as disclosed on Schedule 3.21, there are no transactions or Contracts between any Group Company, on the one hand, and any director, officer, employee, stockholder, other Equity Holder or Affiliate of any Group Company, on the other hand (each of the foregoing, a “Company Affiliate Agreement”). None of the Group Companies or their respective directors, officers, employees, shareholders, other Equity Holders or Affiliates possesses, directly or indirectly, any financial interest in, or is a director, officer, employee, stockholder, other Equity Holder or Affiliate of, any Person (other than any Group Company) which is a Material Customer or Material Supplier, or material lessor or competitor, of any Group Company.

Section 3.22 Information Supplied. None of the information supplied, or to be supplied, by the Group Companies for inclusion or incorporation by reference in the Registration Statement / Proxy Statement or any other document submitted to the SEC or any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) did or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no warranty or representation is made by the Company with respect to (i) statements made or incorporated by reference therein based on information supplied by Parent or its Affiliates for inclusion in such materials or (ii) any projections or forecasts included in such materials. Any position taken by the Group Companies in any document submitted to the SEC was done so in good faith by the Group Companies.

Section 3.23 Material Customers and Material Suppliers. Schedule 3.23 sets forth a list of the Group Companies’ Material Customers and Material Suppliers as measured by the dollar amount of purchases, for the twelve (12) months ended December 31, 2022, showing the total purchases from each such Material Customer or by the Group Companies from each such Material Supplier, during each such period. No Material Customer or Material Supplier has (a) terminated its relationship with any of the Group Companies, (b) materially reduced its business with any of the Group Companies or otherwise adversely modified its relationship or terms with any of the Group Companies, (c) notified in writing any of the Group Companies of its intention to take any such action and, to the Knowledge of the Company, no such Material Customer, or Material Supplier is contemplating such an action or (d) to the Knowledge of the Company prior to the execution and delivery of this Agreement, become insolvent or subject to bankruptcy proceedings. COVID-19 and COVID-19 Measures have not prevented the Group Companies from maintaining an adequate level of services for the Group Companies’ customers.

Section 3.24 Compliance with Laws.

(a) Each Group Company is, and since the Lookback Date has been, in compliance in all material respects with all Laws applicable to their respective businesses, operations, assets and properties and all applicable COVID-19 Measures. No Group Company has received any written or, to the Knowledge of the Company, oral notice of, or been charged with, the material violation of any such Laws.

(b) Each Group Company is, and since the Lookback Date has been, in compliance in all material respects with all applicable requirements under the Federal Trade Commission Act, as amended (and the regulations promulgated thereunder by the Federal Trade Commission (“FTC”), including the Green Guides at 16 C.F.R. part 260), all comparable state Laws and each of their implementing regulations, and the Produce Good Agricultural Practices Harmonized Food Safety Standard (“GAP Standard”) administered by the U.S. Department of Agriculture Agricultural Marketing Service (collectively, the “Food Laws”). To the Group Companies’ knowledge, no Group Company has received any written notice from any Governmental Entity alleging a failure to comply with any of the Food Laws. Since the Lookback Date, the products produced and distributed by any of the Group Companies are and have been produced, packed, labeled, held, distributed, and advertised in material compliance with the Food Laws. There have been no recalls or market withdrawals of any product by any of the Group Companies, whether ordered by a Governmental Entity or undertaken voluntarily by any of the Group Companies.

Section 3.25 Assets. The Group Companies have good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the material items of tangible personal property used or held for use in the business of the Group Companies, free and clear of any and all Liens (other than Permitted Liens). All such items of tangible personal property that are material to the operation of the business of the Group Companies are in reasonably good condition and in a state of reasonably good maintenance and repair and are suitable for the purposes used. The tangible assets owned or leased by the Group Companies constitute all of the tangible assets necessary for the continued conduct of the business of the Group Companies as conducted as of the date hereof.

Section 3.26 Government Contracts.

(a) All material representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Group Company to a Governmental Entity or any other Person in connection with any Government Contract within the last three (3) years were current, accurate and complete in all respects as of its effective date and the Group Company has provided any reasonably required updates to such representations, certifications and statements.

(b) All material representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Group Company to a Governmental Entity or any other Person in connection with any Government Contract within the last three (3) years were current, accurate and complete in all respects as of its effective date and the Group Company has provided any reasonably required updates to such representations, certifications and statements.

(c) There are no outstanding material claims or disputes with the Group Company arising under or relating to any Government Contract.

(d) No notice of termination, cure notice, show cause notice or other indication of termination is currently, or within the last three (3) years has been, in effect pertaining to any Government Contract.

(e) No Group Company has submitted certified cost or pricing data under the Truthful Cost or Pricing Data Act within the last (3) years.

(f) All invoices and claims submitted for payment, reimbursement or adjustment submitted by the Group Companies were current, accurate and complete in all material respects as of its submission dates.

(g) No Group Company has, nor to the Knowledge of the Company, any of their officers, senior management or employees, been debarred, suspended or excluded from participation in the award or performance of any Government Contract for any reason nor has any debarment, suspension or exclusion investigation been threatened or initiated against any member of the Group Company or, to the Knowledge of the Company, any of its officers, senior management, or employees.

(h) No Group Company nor any of its officers, senior management or employees is, or within the last three (3) years has been, under or subject to any administrative, civil or criminal investigation, indictment, information lawsuit, subpoena, document request, administrative proceeding or audit, other than audits in the ordinary course, involving or related to any member of the Company Group or any of its officers or employees with respect to an alleged or potential violation of any requirement, regulation or law pertaining to any Government Contract or Government Bid.

(i) Within the last three (3) years, other than in the ordinary course of business, the Group Companies have not conducted or initiated any internal investigation, made a voluntary or been obligated to provide a mandatory disclosure to any Governmental Entity, or any other Person with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(j) The Group Companies maintain adequate systems of internal controls appropriate for its operations that are in material compliance with all relevant and applicable requirements of the Group Companies’ Government Contracts.

(k) To the Knowledge of the Company, there are no outstanding or unsettled allegations of Fraud, false claims or overpayments nor any investigations or audits by any Governmental Entity with regard to any member of the Group Companies’ Government Contracts.

Section 3.27 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article III (as modified by the Schedules) and in any Ancillary Agreement, none of the Group Companies, nor any Person on behalf of any of the Group Companies has made or makes any other express or implied representation or warranty with respect to the Group Companies or the transactions contemplated by this Agreement, and the Company hereby expressly disclaims any and all liability and responsibility for any other representation, warranty or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent, Merger Sub I or Merger Sub II by any Representative of the Company or the Equity Holders or any of their respective Affiliates). Without limiting the generality of the foregoing, except as expressly set forth in the representations and warranties contained in this Article III (as modified by the Schedules), neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, express or implied, to Parent, Merger Sub I or Merger Sub II or any of their respective Representatives of Affiliates or any other Person regarding any projections, estimates, forecasts, budgets, future cash flows or future financial condition (or any component thereof), or the probable success or future profitability of the Group Companies (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Parent, Merger Sub I or Merger Sub II or any of their respective Representatives or Affiliates or any other Person, and any such representations or warranties are hereby expressly disclaimed. It is understood that any Due Diligence Materials made available to Parent, Merger Sub I or Merger Sub II or their respective Affiliates or Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Company or its Affiliates or their respective Representatives except for the representations and warranties expressly contained in this Article III (as modified by the Schedules) and in any Ancillary Agreement.

Section 3.28 Solvency. None of the Group Companies is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors.

Section 3.29 Independent Investigation; No Reliance. The Company has conducted its own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of Parent, Merger Sub I and Merger Sub II, which investigation, review and analysis was conducted by the Company and its Affiliates and, to the extent deemed appropriate by them, by Representatives of the Company. In entering into this Agreement, the Company acknowledges (on behalf of itself and the Equity Holders) that it has relied solely upon the aforementioned investigation, review and analysis and the representations and warranties of Parent, Merger Sub I and Merger Sub II expressly set forth in this Agreement and Parent, Merger Sub I and Merger Sub II expressly set forth in any Ancillary Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II

Except as set forth in the disclosure schedules delivered by Parent, Merger Sub I and Merger Sub II to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) or in the Parent SEC Documents excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature), each of Parent, Merger Sub I and Merger Sub II, severally and not jointly, hereby represents and warrants to the Company, as of the date of this Agreement and the Closing Date (except if the representation and warranty speaks as of a specific date prior to the Closing Date, in which case as of such earlier date), as follows:

Section 4.1 Organization. As of the date hereof, Parent is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. From and after the Domestication, which shall occur on or before the day before the Closing, and as of the Closing, Parent will be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is a direct and wholly-owned subsidiary of Parent. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware that is validly classified as a disregarded entity of Parent for U.S. federal income tax purposes. Each of Parent, Merger Sub I and Merger Sub II has all requisite exempted company or corporate power and authority to carry on in all material respects its business as now being conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is a party. Each of Parent, Merger Sub I and Merger Sub II is duly qualified or registered as a foreign entity to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into this Agreement or consummate the transactions contemplated hereby. Parent has no Subsidiaries other than Merger Sub I and Merger Sub II. Except as set forth in the preceding sentence, none of Parent, Merger Sub I or Merger Sub II either Parent nor Merger Sub is party to any joint venture or other similar arrangement or relationship, owns, or holds the right to acquire, or has any obligation to make a capital contribution, loan or other investment (whether equity or debt) in respect of, any stock or other equity ownership interest in any other Person.

Section 4.2 Authorization. Each of Parent, Merger Sub I and Merger Sub II has the requisite exempted company or corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject in each case to the Required Parent Shareholder Approval. This Agreement and the transactions contemplated hereby have been, and the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is or will be a party as of the Closing Date and the transactions contemplated thereby shall be, duly authorized, executed and delivered by each of Parent, Merger Sub I or Merger Sub II, as applicable, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes the legal, valid and binding obligations of each of Parent, Merger Sub I and Merger Sub II, as applicable, enforceable against each of Parent, Merger Sub I and Merger Sub II, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent consists of (i) 500,000,000 Parent Class A Ordinary Shares, (ii) 50,000,000 Parent Class B Ordinary Shares and (iii) 5,000,000 preference shares, each with par value $0.0001 per share. As of the date of this Agreement, (A) 4,575,964 Parent Class A Ordinary Shares are issued and outstanding, (B) 9,375,000 Parent Class B Ordinary Shares are issued and outstanding, (C) no preference shares are issued and outstanding and (D) 16,041,667 Parent Warrants (consisting of 6,666,667 Parent Private Placement Warrants and 9,375,000 Parent Public Warrants) are issued and outstanding. As of the date of this Agreement, all outstanding Parent Class A Ordinary Shares and Parent Class B Ordinary Shares (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Laws, and (3) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under the Parent Governing Documents. As of the date of this Agreement, except in each case (i) as set forth in the Parent Governing Documents, the Parent SEC Documents and the Subscription Agreements, and (ii) for Parent Class A Ordinary Shares, Parent Class B Ordinary Shares, the Parent Warrants and the Parent Share Redemption, there are no outstanding (w) securities of Parent convertible into or exchangeable for shares or other Equity Interests of Parent, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to Parent, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the share capital or any other Equity Interests of Parent, and no obligation of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, any shares or any other Equity Interests of Parent or any securities convertible into or exercisable for such shares or other Equity Interests of Parent, or (z) obligations of Parent to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares or other Equity Interests of Parent, including securities convertible into or exchangeable for shares or other Equity Interests of Parent. Except as set forth on Schedule 4.3(a) of the Parent Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies, rights plan, anti-takeover plan or other agreements in effect with respect to the voting or transfer of any Parent Class A Ordinary Shares or Parent Class B Ordinary Shares or any other Equity Interests of Parent, or to which Parent is otherwise bound with respect thereto. No Subsidiary of Parent owns any Equity Interest in Parent.

(b) Each holder of any Parent Class B Ordinary Shares initially issued to Parent Sponsor in connection with Parent’s initial public offering (i) is obligated to vote all such Parent Class B Ordinary Shares in favor of approving the transactions contemplated hereby, and (ii) is not entitled to redeem any Parent Class B Ordinary Share pursuant to the Parent Governing Documents.

(c) Parent is the sole record and beneficial owner of all of the issued and outstanding capital stock of Merger Sub I, free and clear of any Liens (other than Permitted Liens). All of the issued and outstanding Equity Interests of Merger Sub I have been duly authorized and validly issued, and are fully paid and non-assessable.

(d) Parent is the sole record and beneficial owner of all of the issued and outstanding membership interests of Merger Sub II, free and clear of any Liens (other than Permitted Liens). All of the outstanding membership interests of Merger Sub II have been duly authorized, validly issued, and are not subject to preemptive rights and are held by Parent.

Section 4.4 Consents and Approvals; No Violations. Subject to the receipt of the Required Parent Shareholder Approval, the filing of the Domestication documents, the filing of the First Certificate of Merger, the filing of the Second Certificate of Merger, the filing of any Parent SEC Documents and the applicable requirements of the HSR Act, and assuming the truth and accuracy of the Company’s representations and warranties contained in Section 3.5 and the representations and warranties of the Company and the Equity Holders contained in any Ancillary Agreement, neither the execution and delivery of this Agreement or any Ancillary Agreement to which Parent, Merger Sub I or Merger Sub II is a party nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with or result in any material breach of any provision of the Governing Documents of Parent, Merger Sub I or Merger Sub II, (b) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by Parent, Merger Sub I or Merger Sub II, (c) result in a material violation of or a material default (or give rise to any material right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other material contract, instrument or obligation to which Parent, Merger Sub I or Merger Sub II is a party or by which Parent, Merger Sub I or Merger Sub II or any of their respective assets may be bound, or (d) violate in any material respect any material Law applicable to Parent, Merger Sub I or Merger Sub II, except, in the case of clauses (b), (c) and (d) of this Section 4.4, for violations which would not prevent or delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is a party, including the payment of the Merger Consideration and other amounts to be paid or caused to be paid by Parent, Merger Sub I or Merger Sub II at the Closing.

Section 4.5 Financial Statements.

(a) Except as set forth on Section 4.5 of the Parent Disclosure Schedule the financial statements and notes contained or incorporated by reference in the Parent SEC Documents (a) fairly present in all material respects the financial condition of Parent as at the respective dates of, and for the periods referred to in, such financial statements and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Regulation S-X of the SEC), and (b) fairly present in all material respects, the consolidated financial position, results of operations, changes in shareholder’s equity and cash flows of Parent, if any, as at the respective dates of, and for the periods referred to in, such financial statements, except as otherwise noted therein. Parent has no material off-balance sheet arrangements that are not disclosed in the Parent SEC Documents. The Company acknowledges that (i) the staff of the SEC (the “Staff”) issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), (ii) Parent continues to review the Statement and its implications, including on the financial statements and other information included in the Parent SEC Documents and (iii) any restatement, revision or other modification of the Parent SEC Documents in connection with such review of the Statement or any subsequent agreements, orders, comments or other guidance from the Staff of the SEC regarding the accounting policies of Parent that are generally applicable to special purpose acquisition companies shall be deemed not material for purposes of this Agreement.

(b) There is no material liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of Parent or its Subsidiaries of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP applied on a consistent basis, except for liabilities, debts and obligations: (i) provided for in, or otherwise reflected or reserved for in the financial statements and notes contained or incorporated by reference in the Parent SEC Documents; (ii) that have arisen since the date of the most recent balance sheet included in the financial statements or notes contained or incorporated by reference in the Parent SEC Documents in the ordinary course of business of Parent; (iii) that arose under any material Contract to which Parent, Merger Sub I or Merger Sub II is a party, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation; (iv) arising under or incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; (v) arising under the Parent Governing Documents or the Governing Documents of Merger Sub I or Merger Sub II; (vi) that will be discharged or paid off prior to or at the Closing; or (vii) that would not be material to the business of Parent and its Subsidiaries, taken as a whole.

Section 4.6 Litigation. There are no Actions pending or, to the knowledge of Parent, threatened by any Governmental Entity with respect to Parent, Merger I or Merger Sub II and there are no Actions, pending or currently threatened, against Parent, Merger Sub I or Merger Sub II that (a) would challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or (b) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into this Agreement or consummate the transactions contemplated hereby.

Section 4.7 Tax Returns; Taxes. Except as otherwise disclosed on Section 4.7 of the Parent Disclosure Schedule:

(a) all income and other material Tax Returns of the Parent, Merger Sub I and Merger Sub II required by applicable Law to have been filed with any Governmental Entity have been duly and timely filed (taking into account applicable extensions of time to file) and are true, correct and complete in all material respects;

(b) all income and other material Taxes due and owing by Parent, Merger Sub I and Merger Sub II (whether or not shown on any Tax Return) have been timely paid in full (taking into account applicable extensions of time to pay);

(c) there are no extensions of time in effect with respect to the dates on which any Tax Returns of Parent, Merger Sub I or Merger Sub II were or are due to be filed other than automatic extensions of time not exceeding seven (7) months;

(d) all material deficiencies asserted as a result of any examination of any Tax Returns of Parent, Merger Sub I or Merger Sub II have been paid in full or finally settled;

(e) no claims for additional Taxes have been asserted in writing and no proposals or deficiencies for any Taxes of Parent, Merger Sub I or Merger Sub II are being asserted, or, to the knowledge of Parent, proposed or threatened in writing, and no audit or investigation of any Tax Return of Parent, Merger Sub I or Merger Sub II is currently underway, pending or, to the knowledge of Parent, threatened;

(f) Parent, Merger Sub I and Merger Sub II have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other Person;

(g) there are no outstanding waivers or agreements by or on behalf of Parent or Merger Sub for the extension of time for the assessment of any material Taxes or any deficiency thereof and none of Parent, Merger Sub I or Merger Sub II has waived any statute of limitations in respect of Taxes;

(h) there are no Liens for Taxes against any asset of Parent (other than Permitted Liens);

(i) Parent is not nor has been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2);

(j) none of Parent, Merger Sub I or Merger Sub II has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code;

(k) following the Domestication, Parent will be treated and classified for U.S. federal and applicable state and local Tax purposes as a domestic corporation (within the meaning of the Section 7701(a)(3)(C) of the Code). Merger Sub II is treated and classified for U.S. federal and applicable state and local Tax purposes as an entity which is disregarded as an entity separate from Parent (within the meaning Section 301.7701-2 of the Treasury Regulations), and no election has or shall be made to treat Merger Sub II as anything other than a disregarded entity for U.S. federal income Tax purposes; and

(l) none of Parent, Merger Sub I or Merger Sub II has taken, has agreed to take, or intends to take, in each case, any action that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment. None of Parent, Merger Sub I or Merger Sub II is aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 4.8 Compliance with Laws. Each of Parent, Merger Sub and Merger Sub II is, and has been since inception, in compliance in all material respects with all Laws applicable to their respective businesses or operations. To the knowledge of Parent, none of Parent, Merger Sub and Merger Sub II has received any written notice of or been charged with the material violation of any such Laws by any Governmental Entity having jurisdiction or authority over the operations of Parent, Merger Sub I or Merger Sub II, as applicable.

Section 4.9 Brokerage. Except as set forth on Section 4.9 of the Parent Disclosure Schedule, to the knowledge of Parent, neither the Company nor any Equity Holder shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of Parent, Merger Sub I or Merger Sub II any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent, Merger Sub I or Merger Sub II any of their respective Affiliates.

Section 4.10 Subsidiaries; Organization of Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II are directly and wholly owned by Parent and were formed for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has and will have at the Closing no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

Section 4.11 Parent SEC Documents. Except as set forth on Section 4.11 of the Parent Disclosure Schedule, since the consummation of the initial public offering of Parent’s securities, Parent has timely filed or furnished with the SEC all periodic reports required to be filed or furnished under the Securities Act or the Exchange Act (excluding Section 16) (such forms, reports, schedules and statements, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein), was prepared with and complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges that (i) the Staff issued the Statement on April 12, 2021, (ii) Parent continues to review the Statement and its implications, including on the financial statements and other information included in the Parent SEC Documents and (iii) any restatement, revision or other modification of the Parent SEC Documents in connection with such review of the Statement or any subsequent agreements, orders, comments or other guidance from the Staff of the SEC regarding the accounting policies of Parent that are generally applicable to special purpose acquisition companies shall be deemed not material for purposes of this Agreement. No notice of any SEC review or investigation of Parent or such Parent SEC Documents has been received by Parent. To the knowledge of Parent, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.11, the term “file” will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE.

Section 4.12 Information Supplied; SEC Filings. The information supplied, or to be supplied, in writing by Parent expressly for inclusion in the Registration Statement / Proxy Statement, the Additional Parent Filings, any other Parent SEC Document, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) does not and shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement / Proxy Statement is declared effective by the SEC, (iii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Parent Shareholders, (iv) the time of the Parent Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by Parent or that are included in such filings, submissions, publications or mailings). The Registration Statement / Proxy Statement will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder applicable to the Registration Statement / Proxy Statement.

Section 4.13 Listing. Prior to the Domestication, the issued and outstanding Parent Class A Ordinary Shares (the foregoing, collectively, the “Parent Public Securities”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. Except as set forth on Section 4.13 of the Parent Disclosure Schedule, there is no Action pending or, to the knowledge of Parent, threatened against Parent by the NYSE or the SEC with respect to any intention by such entity to deregister the Parent Public Securities or prohibit or terminate the listing of the Parent Public Securities on the NYSE. Parent has taken no action that is designed to terminate the registration of the Parent Public Securities under the Exchange Act. Except as set forth on Section 4.13 of the Parent Disclosure Schedule, Parent has not received any written or, to the knowledge of Parent, oral deficiency notice from the NYSE relating to the continued listing requirements of the Parent Public Securities.

Section 4.14 Investment Company. Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.15 Board Approval; Shareholder Vote. The board of directors of Parent, Merger Sub I and Merger Sub II (including any required committee or subgroup of the board of directors of Parent, Merger Sub I or Merger Sub II, as applicable), as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by this Agreement; and (b) determined that the consummation of the transactions contemplated by this Agreement is in the best interest of, as applicable, the Parent Shareholders, the sole stockholder of Merger Sub and the sole member of Merger Sub II. Other than obtaining the Required Parent Shareholder Approval and making and procuring all those filings required to be made in connection with the Domestication, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the transactions contemplated by this Agreement.

Section 4.16 Trust Account. As of the date hereof, Parent has at least $46,454,424 (the “Trust Amount”) in a trust account maintained by the Trustee (the “Trust Account”), with such funds invested in an interest-bearing cash account, and held in trust by the Trustee pursuant to the Trust Agreement. As of the date hereof, the Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. As of the date hereof, the Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by Parent, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by Parent. To the knowledge of Parent, there are no side letters and (except for the Trust Agreement) no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or (ii) entitle any Person (other than (x) the Parent Shareholders who shall have exercised, or do exercise, their rights to participate in the Parent Share Redemption, (y) the underwriters of the Parent’s initial public offering, who are entitled to the Deferred Discount (as such term is defined in the Trust Agreement) and (z) Parent with respect to income earned on the proceeds in the Trust Account (1) to pay income taxes from any interest income earned in the Trust Account and (2) up to $100,000 of interest on such proceeds to pay dissolution expenses) to any portion of the proceeds in the Trust Account. There are no material Actions pending or, to Parent’s knowledge, threatened with respect to the Trust Account.

Section 4.17 Affiliate Transactions. There are no material transactions, Contracts, agreements, arrangements or undertakings between any of Merger Sub I or Merger Sub II, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Parent, Merger Sub I or Merger Sub II, on the other hand.

Section 4.18 Indebtedness. Section 4.19 of the Parent Disclosure Schedule sets forth the principal amount of all of the outstanding Indebtedness in respect of borrowed money, as of the date that is one (1) day prior to the date hereof, of Parent and its Subsidiaries.

Section 4.19 Title to Property . Neither Parent, Merger Sub I nor Merger Sub owns or leases any real property or personal property. There are no options or other contracts under which Parent, Merger Sub I or Merger Sub II has a right or obligation to acquire or lease any interest in real property or personal property.

Section 4.20 Absence of Certain Changes or Events . Except as set forth on Section 4.23 of Parent Disclosure Schedule, since their respective dates of formation, except as expressly contemplated by this Agreement, (a) none of Parent, Merger Sub I or Merger Sub II (i) has conducted any business activities other than activities in connection with Parent’s public offering its securities (and the related private offerings), public reporting and Parent’s search for an initial business combination, or (ii) has sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, and (b) there has not been any event, change or effect that, individually or in the aggregate with all other events, changes or effects, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.21 Section 280G . Neither Parent, nor any employee, equityholder or service provider (current or former) of Parent, is a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code as a result of the transactions contemplated by this Agreement.

Section 4.22 Sponsor Agreement. Parent has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. The Sponsor Agreement is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each other party thereto, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. To the knowledge of Parent, neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. To the knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of the Sponsor Agreement.

Section 4.23 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement, none of Parent, Merger Sub I or Merger Sub II makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or the transactions contemplated by this Agreement, and each of Parent, Merger Sub I and Merger Sub II disclaims any and all liability and responsibility for any other representation, warranty or information made, communicated, or furnished (orally or in writing) to the Company, any Equity Holder or their respective Affiliates or Representatives

(including any opinion, information, projection, or advice that may have been or may be provided to the Company or Equity Holder by any Representative of Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates). Neither Parent nor Merger Sub makes any representation or warranty to the Company or any Equity Holder regarding the probable success or future profitability of Parent, Merger Sub I, Merger Sub II or the Group Companies except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement to which it is a party. It is understood that any Due Diligence Materials made available to the Company, any Equity Holder or their respective Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Parent, Merger Sub I, Merger Sub II or their respective Affiliates or Representatives except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement to which it is a party.

Section 4.24 Independent Investigation; No Reliance. Parent, Merger Sub I and Merger Sub II have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Group Companies, which investigation, review and analysis was conducted by Parent, Merger Sub I and Merger Sub II and their respective Affiliates and, to the extent deemed appropriate by them, by Representatives of Parent, Merger Sub I and Merger Sub II. In entering into this Agreement, each of Parent, Merger Sub I and Merger Sub II acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and the representations and warranties of the Group Companies expressly set forth in this Agreement and the Company and the Equity Holders expressly set forth in any Ancillary Agreement to which it is a party.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company.

(a) The Company agrees that, during the period from the date of this Agreement to the earlier of termination of this Agreement in accordance with Section 8.1 and the Closing (the “Interim Period”), except as otherwise expressly required by this Agreement, or as consented to in advance in writing by Parent, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the Ordinary Course and in compliance in all material respects with applicable Laws and (ii) use its reasonable best efforts to (A) preserve intact its present business organization, (B) keep available the services of and retain its directors, officers and key employees and (C) maintain and preserve existing relationships with its suppliers, vendors, customers, employees, insurers and others having material business relationships with it.

(b) The Company agrees that, during the Interim Period, except as otherwise expressly required by this Agreement, as required by applicable Law (including as may be compelled by any Governmental Entity), as set forth on Schedule 5.1(b) or as consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each Company Subsidiary not to:

(i) amend, modify, waive or fail to enforce any of its respective Governing Documents or the Stockholder Agreements;

(ii) issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options (including Company Options), warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other Equity Interests, as applicable (other than issuances of shares of Company Common Stock pursuant to Section 2.8, substantially in the form made available to Parent, in the Ordinary Course to newly hired employees and other service providers which are included in Company Fully Diluted Shares);

(iii) split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other Equity Interests, as applicable;

(iv) make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

(v) make any change to any of the cash management practices of the Company or any Company Subsidiary, including deviating from or altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(vi) make any change to any policy or practice regarding extensions of credit, prepayments, sales, recognition of deferred revenue, collections, receivables or payment of accounts with respect to its business or accelerate or delay the payment or receipt of any payables or receivables;

(vii) (A) grant any material refunds, credits, rebates or allowances (or offer new discounts/rebates/credits or allowances) to customers or (B) give any discount, accommodation or other concession other than in the Ordinary Course, in order to accelerate or induce the collection of any receivable;

(viii) take any action or fail to take any action that would have, or could reasonably be expected to have, the effect of (i) delaying or postponing the payment of any accounts payable or commissions or any other liability to post-Closing periods that would otherwise be expected to occur prior to the Closing, or (ii) accelerating the collection of (or discount) any accounts or notes receivable to pre-Closing periods that would otherwise be expected to occur after the Closing;

(ix) other than in connection with the Company Financings, (A) incur any Indebtedness in excess of $250,000 in the aggregate, or (B) make any loans or advances to any other Person;

(x) other than in connection with the Company Financings, cancel or forgive any Indebtedness in excess of $250,000 in the aggregate owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company to a Company Subsidiary or Indebtedness for borrowed money of a Company Subsidiary to the Company or to another Company Subsidiary that does not result in a material post-Closing Tax or other liability;

(xi) except as may be required by guidance from the Staff of the SEC regarding the accounting policies of Parent that are generally applicable to special purpose acquisition companies or Parent’s accountants, Law or GAAP, make any material change in the financial accounting methods, principles or practices of the Company or any Company Subsidiary (or change an annual accounting period);

(xii) except as required by Law (A) make, change or rescind any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) change any Tax period, (D) adopt or change any material method of Tax accounting, (E) file any amended income or other material Tax Return, (F) enter into any closing agreement related to any Tax or request any Tax ruling from a Tax authority or (G) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(xiii) enter into, renew, modify or amend any Company Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constituted a Company Affiliate Agreement);

(xiv) grant or otherwise create or consent to the creation of any Lien (other than a Permitted Lien) on any of its material assets, Owned Real Properties or Leased Real Properties;

(xv) sell, lease, license, permit to lapse, abandon or otherwise dispose of any of its material properties or assets that are material to its business (excluding Intellectual Property which is addressed in Section 5.1(b)(xvi)), except sales of inventory in the Ordinary Course;

(xvi) sell, assign, transfer, lease, license, abandon, let lapse or expire, cancel, dispose of, or subject to any Lien (other than Permitted Liens) any Intellectual Property, except non-exclusive licenses of Intellectual Property granted in the Ordinary Course or the expiration of registered Intellectual Property at the end of its statutory term;

(xvii) (A) amend, extend, renew, assign or otherwise modify any Company Material Contract (or any Contract that would have been a Company Material Contract if not so amended, extended, renewed, assigned or otherwise modified as of the date hereof) in any manner less favorable to the Company or any of its Subsidiaries than prior to such amendment or modification, (B) enter into any Contract that would have been a Company Material Contract if entered into prior to the date hereof, or (C) terminate any Company Material Contract (or any Contract that would have been a Company Material Contract if entered into prior to the date hereof), in each case other than in the Ordinary Course;

(xviii) waive or release any noncompetition, nonsolicitation, nondisparagement, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor other than in the Ordinary Course;

(xix) hire, engage or terminate (without cause) furlough or temporarily layoff any employee or independent contractor with annual compensation in excess of $250,000;

(xx) except as required under applicable Law or the terms (as in effect on the date hereof) of any Company Benefit Plan set forth on Schedule 3.16(a), (A) grant or agree to grant to any employee, officer, director or independent contractor of the Company or any of the Company Subsidiaries any increase in (i) wages or bonus (except in connection with promotions in the Ordinary Course) or (ii) severance, profit sharing, retirement, insurance or other compensation or benefits, (B) adopt, enter into or establish any plan or arrangement that would be a Company Benefit Plan if it was in effect on the date hereof (except with respect to employment or consulting Contracts which would not be Company Material Contracts if in effect on the date hereof), or amend, modify, terminate, or agree to amend, modify or terminate any existing Company Benefit Plans (except for group welfare insurance policy renewals in the Ordinary Course), (C) accelerate the time of payment, vesting or funding of any compensation or benefits under any Company Benefit Plan or otherwise (including any plan or arrangement that would be a Company Benefit Plan if it was in effect on the date hereof) or (D) make any personnel change to the management of the Company, including the hiring of additional officers or termination (except for cause) of existing officers;

(xxi) unless required by Law, (A) modify, negotiate, extend, terminate or enter into any CBA, or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Group Companies;

(xxii) implement or announce any employee layoffs or furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions that could implicate the WARN Act;

(xxiii) pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Company or any Company Subsidiary (A) involving payments in excess of $150,000 in any single instance or in excess of $250,000 in the aggregate, (B) seeking material injunctive or other equitable remedy, (C) which imposes any material restrictions on the operations of the Company or any Company Subsidiary or (D) by the Equity Holders or any other Person, which relates to the transactions contemplated by this Agreement;

(xxiv) make or incur any capital expenditures that in aggregate exceed $100,000 in excess of the Company’s annual capital expenditure budget for periods following the date hereof made available to Parent;

(xxv) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course, or (B) other assets in an amount not to exceed $150,000 individually or $250,000 in the aggregate;

(xxvi) merge or consolidate the Company or any Company Subsidiary with any other Person, or adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xxvii) enter into any new line of business, except as expressly set forth in any business plan made available to Parent;

(xxviii) fail to maintain the Insurance Policies or comparable replacement policies consistent with levels maintained by the Company and each Company Subsidiary as of the date of this Agreement;

(xxix) take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition Laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

(xxx) make political contributions to political candidates or political action committees;

(xxxi) take any action that is reasonably likely to prevent, delay or impede the consummation of the Mergers or the other transactions contemplated by this Agreement; or

(xxxii) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.1.

Section 5.2 Interim Operations of Parent, Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II agrees that, during the Interim Period, except as contemplated by the Domestication, the Parent Shareholder Approval, a Parent Share Redemption, the Sponsor Agreement or the PIPE Financing, or as otherwise expressly required by this Agreement, as required by applicable Law (including as may be compelled by any Governmental Entity), as set forth on Schedule 5.2 or as consented to in advance in writing by the Company, that Parent, Merger Sub I and Merger Sub II shall not:

(i) make any amendment or modification to its Governing Documents or the Trust Agreement;

(ii) make or allow to be made any reduction in the Trust Amount, other than as expressly permitted by the Parent Governing Documents or the Trust Agreement;

(iii) issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, other than the issuance of additional shares (or notes convertible into additional shares) of Parent to third-party investors, including the Investors, pursuant to additional agreements (including the Subscription Agreements in connection with the PIPE Financing), the aggregate amount of which shall not exceed $75,000,000;

(iv) other than in connection with the conversion of Parent Class B Ordinary Shares into Parent Common Stock pursuant to the Parent Governing Documents and the Domestication, split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other Equity Interests, as applicable;

(v) (A) make, change or rescind any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) change any Tax period, (D) adopt or change any material method of Tax accounting, (E) file any amended income or other material Tax Return, (F) enter into any closing agreement related to any Tax or request any Tax ruling from a Tax authority or (G) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(vi) except as may be required by Law or GAAP, make any material change in the financial accounting methods, principles or practices of Parent, Merger Sub I or Merger Sub II;

(vii) make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

(viii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets, any other business combination, lease, license or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

(ix) (A) incur any Indebtedness other than the PIPE Financing or (B) make any loans or advances to any other Person, in each case, except a working capital loan not to exceed $1,000,000 from Parent Sponsor or an affiliate thereof or certain of Parent’s officers and directors to finance Parent’s transaction costs in connection with the transactions contemplated hereby;

(x) take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition Laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

(xi) pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Parent or otherwise relating to the transactions contemplated by this Agreement that (A) involves any payments of any obligation by Parent or the Surviving Company that will not be extinguished in its entirety prior to the Closing, (B) seeks injunctive or other equitable remedy, (C) imposes any material restrictions on the operations of Parent, the Surviving Company, the Company or any Company Subsidiary, or (D) does not provide for a general and complete release of all claims against Parent, its Affiliates and any other Person to which Parent owes any obligation to indemnify, reimburse, or otherwise make-whole (including obligations to advance funds to cover such obligations) in connection with such Action;

(xii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

(xiii) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.2.

Section 5.3 Trust Account & Closing Funding. Subject to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the Parent Governing Documents, at the Closing, Parent shall use its reasonable best efforts to cause (i) the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) the Trustee to pay as and when due all amounts payable to Parent Shareholders who shall have validly elected to redeem their Parent Class A Ordinary Shares pursuant to the Parent Governing Documents and use its reasonable best efforts to cause the Trustee to pay as and when due the Deferred Discount (as defined in the Trust Agreement) pursuant to the terms of the Trust Agreement, except to the extent that such Deferred Discount is waived.

Section 5.4 Reasonable Best Efforts; Consents.

(a) Each of the Parties shall, and the Company shall cause its Subsidiaries to, cooperate, and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities necessary to consummate the transactions contemplated by this Agreement; provided, that notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.4(a) or any other provision of this Agreement shall require or obligate Parent or any other Person to take any actions with respect to Parent’s Affiliates, Parent Sponsor, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Parent’s Affiliates, Parent Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Parent’s Affiliates, Parent Sponsor or any such investment fund or investment vehicle. Each of the Parties shall pay 50% of the applicable filing fees due under the HSR Act.

(b) Without limiting the generality of the foregoing, each Party will as soon as commercially practicable after execution of this Agreement (but in no event later than ten (10) Business Days after the date hereof) make all filings or submissions as are required under the HSR Act. The parties agree to request at the time of filing early termination of the applicable waiting period under the HSR Act. Each Party will, and the Company shall cause its Subsidiaries to, promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will take all other actions necessary to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, and subject to applicable Law, each of the Company, Parent, Merger Sub I and Merger Sub II will, and the Company shall cause its Subsidiaries to: (i) promptly notify other Parties of any written communication made to or received by them, as the case may be, from any Governmental Entity regarding any of the transactions contemplated hereby; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend; and (iv) furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the transactions contemplated hereby.

(c) No Party shall take, and the Company shall not permit any of its Subsidiaries to take, any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Entity of any of the aforementioned filings. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 5.5 Public Announcements. None of the Parties shall, and each Party shall cause its Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that no such consent or prior notice shall be required in connection with any public announcement or press release the content of which is consistent with that of any prior or contemporaneous public announcement or press release by any Party in compliance with this Section 5.5. Nothing in this Section 5.5 shall prohibit or limit (a) any Party from making any announcements, statements or acknowledgments that such Party is required by applicable Law or the requirements of any national securities exchange to make, issue or release; provided, that, to the extent practicable, the Party making such announcement, statement or acknowledgment shall provide such announcement, statement or acknowledgment to the other Parties prior to release and consider in good faith any comments from such other Parties or (b) Parent, Merger Sub I or Merger Sub II and their respective Affiliates (including Lion Capital LLP and its Affiliates) from disclosing any such information to its current or potential financing sources so long as the recipients are bound by customary confidentiality obligations.

Section 5.6 Access to Information; Confidentiality.

(a) During the Interim Period, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, provide to Parent and its Representatives during normal business hours reasonable access to all employee, facilities, books and records and other information of the Company and its Subsidiaries as is reasonably requested in writing (including, for the avoidance of doubt, for purposes of completing Parent’s due diligence review of the Company); provided, that (x) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, and (y) nothing herein shall require the Company to provide access to, or to disclose any information to, Parent or any of its Representatives if such access or disclosure, in the good faith reasonable belief of the Company, after consultation with outside counsel, (i) would waive any legal privilege or (ii) would be in violation of applicable laws or regulations of any Governmental Entity (including the HSR Act and any other applicable Laws). All of such information made available to Parent shall be treated as confidential information pursuant to the terms of the Confidentiality Agreement, the provisions and restrictions of which are by this reference hereby incorporated herein; provided that nothing therein shall prohibit or limit Parent, Merger Sub and their respective Affiliates (including Lion Capital LLP and its Affiliates) from disclosing any such information to its actual or potential financing sources so long as the recipients are bound by customary confidentiality obligations.

(b) All non-public information of Parent provided to the Company pursuant to this Agreement shall be treated as confidential pursuant to the terms of this Section 5.6(b). The Company shall, and shall cause its Subsidiaries to, hold in confidence, and the Company shall not, and shall cause its Subsidiaries to not, disclose any non-public information of Parent provided hereunder, including exercising the same degree of care as the Company exercises with its own confidential or proprietary information of a similar nature, but in no event less than a commercially reasonable degree of care, to prevent its unauthorized disclosure or use. The Company acknowledges and agrees that some of the information provided to the Company may be considered “material non-public information” for purposes of securities Laws, and the Company shall, and shall cause its Subsidiaries to, abide by all securities Laws relating to the handling of and acting upon material non-public information of or regarding Parent. The Company shall, and shall cause its Subsidiaries to, only use any such non-public information for purposes of consummating the transaction contemplated by this Agreement. The Company shall not, and shall cause its Subsidiaries to not, disclose any portion of such non-public information to any person other than its or their respective Representatives who are bound by obligations of confidentiality substantially similar to the terms of this Section 5.6(b) and who “need to know” such non-public information in order to consummate the transactions contemplated by this Agreement, and then only to the extent they need to know. The Company shall as soon as commercially practicable notify Parent in the event of any unauthorized use or disclosure of such non-public information and reasonably cooperate with Parent to prevent further unauthorized use or disclosure. In any event, the Company shall be responsible for any breach of this Section 5.6(b) by any of its Representatives or such parties, and agrees, at its sole expense, to take commercially reasonable measures to restrain its Representatives and such parties from prohibited or unauthorized disclosure or use of such non-public information. Notwithstanding anything contained herein to the contrary, this Section 5.6(b) shall not (i) prohibit the Company from disclosing any such non-public information to the extent required in order for the Company to comply with applicable Law, provided that the Company, to the extent permitted by applicable Law, provides prior written notice of such required disclosure to Parent and takes reasonable and lawful actions to avoid or minimize the extent of such disclosure, at Parent’s sole expense, or (ii) prohibit or limit the Company and its Affiliates from disclosing customary or any other reasonable information concerning the transactions contemplated hereby to the Company’s investors, prospective investors and advisors bound by customary confidentiality provisions. Notwithstanding the foregoing, any non-public information of Parent provided to the Company pursuant to this Agreement may be disclosed, and no notice as referenced above is required to be provided, pursuant to requests or demands by any Governmental Entity with jurisdiction over the Company or its Representatives and not directed at Parent or the transactions contemplated by this Agreement; provided that the Company or its Representatives, as applicable, inform any such authority of the confidential nature of the information disclosed to them and to keep such information confidential in accordance with such Governmental Entity’s policies and procedures.

Section 5.7 Interim Financial Statements. During the Interim Period, the Company shall deliver to Parent and any of the Company’s and Parent’s financial advisors, within fifteen (15) days following the end of any month, the unaudited consolidated balance sheet of the Group Companies as of the end of such month, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for such monthly period, setting forth in each case comparisons to the Group Companies’ monthly budget and to the corresponding period in the preceding fiscal year, all in reasonable detail and prepared in accordance with GAAP (subject to the absence of footnote disclosures and to normal year-end adjustments).

Section 5.8 Tax Matters.

(a) Intended Tax Treatment.

(i) The Parties intend that (i) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (ii) the Mergers shall constitute a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.8(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) Parent and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Mergers qualifying for the Intended Tax Treatment, and (B) in the case of Parent, the Domestication qualifying for the Intended Tax Treatment.

(b) The Parties shall cooperate with each other and their respective counsel to document and support the Intended Tax Treatment of the Merger, including providing factual support letters. In the event the SEC requests or requires a tax opinion with respect to the Intended Tax Treatment, each Party shall use reasonable efforts to execute and deliver customary tax representation letters to the applicable tax advisor (or advisors) in form and substance reasonably satisfactory to the advisor (or advisors) delivering such opinion and the party delivering such tax representation letter; provided, however, that in the event that the SEC requests or requires a tax opinion with respect to the Domestication, then Parent will use its reasonable best efforts to cause Kirkland & Ellis LLP to deliver such tax opinion to Parent.

(c) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, the issuance of any Tax opinions regarding the Mergers and any Tax audit or proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and using commercially reasonable efforts to make available to the pre-Merger shareholders of Parent information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Parent’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(d) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne by the Company, and the Parties will cooperate in filing all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

(e) FIRPTA Certificate. At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent (i) a certificate of the Company certifying that the Company is not, and has not been, a United States real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code and (ii) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

(f) Withholding Certificates. Pursuant to the Letter of Transmittal process, the Exchange Agent shall solicit from (i) each Company Stockholder that is a “United States person” within the meaning of Section 7701(a)(30) of the Code a properly completed and duly executed IRS Form W-9 certifying that such Equity Holder, as the case may be, is not subject to backup withholding; and (ii) each Company Stockholder that is not a “United States person” a properly completed and duly executed applicable IRS Form W-8.

Section 5.9 Directors’ and Officers’ Indemnification.

(a) Parent and the Surviving Company shall ensure, and the Surviving Company shall cause each of its Subsidiaries to ensure, that (i) all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director or officer of Parent, the Company or any Company Subsidiary (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) solely to the extent as provided in the respective Governing Documents and indemnification agreements to which Parent, the Company or any Company Subsidiary is a party or bound as of the date hereof, shall survive the Mergers and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and (ii) the indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such Governing Documents shall not, except as required by applicable Law, be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any Indemnified Person thereunder; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. From and after the Closing, the Parent (as the surviving company following the Domestication) shall assume, guarantee and stand surety for, and shall cause the members of the Groups Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9(a).

(b) On or prior to the Closing Date, the Company shall purchase, through a broker mutually agreed to by Parent and the Company, and maintain in effect for a period of six (6) years thereafter, a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Parent and any Group Company, in each case, which tail policy shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and limits as, and contain terms and conditions no less advantageous than, but not materially more advantageous than, in the aggregate, the coverage currently provided by such current policy, covering those Persons who are covered on the date hereof by such policy and with terms, conditions, retentions and limits of liability that are no less advantageous than, but not materially more advantageous than, the coverage provided under Parent’s or any Group Company’s existing policies, provided, that the tail premium shall not exceed 300% of the aggregate annual premiums currently payable by Parent and the Group Companies, as applicable, with respect to such current policies of directors’ and officers’ liability insurance; provided, further, that if the annual premium exceeds such amount, then any such tail policy shall contain the maximum coverage available at a cost not exceeding such amount.

(c) From and after the Effective Time, Parent shall, and shall cause any Group Company to, defend and hold harmless, as set forth as of the date hereof in the Parent Governing Documents or the Governing Documents of the Group Companies and to the fullest extent permitted under applicable Law, all Indemnified Persons with respect to all acts and omissions arising out of such individuals’ services as officers or directors of Parent or any of its Subsidiaries occurring prior to the Effective Time, including the execution of, and the transactions contemplated by, this Agreement. Without limitation of the foregoing, in the event any such Indemnified Person is or becomes involved, in such Indemnified Person’s capacity as a director or officer, in any Action in connection with any matter, including the transactions contemplated by this Agreement, occurring prior to, on or after the Effective Time, Parent, from and after the Effective Time, shall pay, as incurred, such Indemnified Person’s legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Parent shall pay, within thirty (30) days after any reasonable request for advancement, all expenses, including attorneys’ fees, which may be incurred by any Indemnified Person in enforcing this Section 5.9 or any action involving an Indemnified Person resulting from the transactions contemplated by this Agreement subject to an undertaking by such Indemnified Person to return such advancement if such Indemnified Person is ultimately determined to not be entitled to indemnification hereunder.

(d) Notwithstanding any other provisions hereof, the obligations of Parent and the Surviving Company contained in this Section 5.9 shall be binding upon the successors and assigns of Parent and the Surviving Company. In the event any of Parent or the Surviving Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, honor the indemnification and other obligations set forth in this Section 5.9.

(e) The obligations of the Surviving Company under this Section 5.9 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 5.9 applies without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9, each of whom may enforce the provisions of this Section 5.9).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, limit, waive, impair or substitute for any rights to insurance claims under any policy that is or has been in existence with respect to Parent, the Company or any of the Company Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

(g) Each of Parent and the Company hereby acknowledges that certain Indemnified Persons may have rights to indemnification and advancement of expenses provided by one (1) or more current direct or indirect equityholders of the Company or Parent, as applicable, or their respective Affiliates (each, a “Separate Indemnitor”) (directly or through insurance obtained by any such Person). Each of Parent and the Company hereby agrees and acknowledges that following the Closing (i) Parent is the indemnitor of first resort with respect to the Indemnified Persons; (ii) Parent shall be required to advance the full amount of expenses incurred by the Indemnified Persons, as required by Law, the terms of the Parent Governing Documents, the Governing Documents of the Group Companies, any applicable agreement, vote of stockholders or disinterested directors, or otherwise, without regard to any rights the Indemnified Persons may have against any Separate Indemnitors, and (iii) to the extent permitted by Law, Parent irrevocably waives, relinquishes and releases the Separate Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and the Company further agrees that following the Closing no advancement or payment by any Separate Indemnitor with respect to any claim for which the Indemnified Persons have sought indemnification pursuant hereto shall affect the foregoing, and such Separate Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnified Persons against Parent.

Section 5.10 Communications; SEC Filings.

(a) As promptly as practicable following the execution of this Agreement, Parent shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, in form and substance mutually agreeable to Parent, the Company and any of Parent’s and the Company’s financial advisors (the “Signing Form 8-K”) and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall prepare and as promptly as reasonably practicable after Parent’s receipt of the PCAOB Financial Statements, Parent shall file with the SEC a Registration Statement / Proxy Statement, which shall comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, for the purpose of soliciting proxies from the Parent Shareholders to vote at the Parent Shareholder Meeting in favor of the Transaction Proposals. Parent shall file the definitive Registration Statement / Proxy Statement with the SEC and cause the same to be mailed to its shareholders of record, as of a record date to be established by the Parent Board that is in existence immediately prior to the Domestication, within ten (10) Business Days following the receipt of oral or written notification of the completion of the review by the SEC, or notification that the SEC will not conduct a review.

(c) Prior to filing with the SEC, Parent will make available to the Company and any of Parent’s and the Company’s financial advisors drafts of the Registration Statement / Proxy Statement and any other documents to be filed with the SEC, both preliminary and final, and drafts of any amendment or supplement to the Registration Statement / Proxy Statement or such other document and will provide the Company and any of Parent’s or the Company’s financial advisors with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. Parent will advise the Company and any of Parent’s or the Company’s financial advisors promptly after it receives notice thereof, of (i) the time when the Registration Statement / Proxy Statement has been filed, (ii) the receipt of oral or written notification of the completion of the review by the SEC, (iii) the filing of any supplement or amendment to the Registration Statement / Proxy Statement, (iv) any request by the SEC for amendment of the Registration Statement / Proxy Statement, (v) any comments, written or oral, from the SEC relating to the Registration Statement / Proxy Statement and responses thereto and (vi) requests by the SEC for additional information in connection with the Registration Statement / Proxy Statement. The Parties shall cooperate to promptly respond to any comments of the SEC on the Registration Statement / Proxy Statement, and the Parties shall use their respective reasonable best efforts to have the Registration Statement / Proxy Statement cleared by the SEC under the Securities Act and Exchange Act as soon after filing as practicable.

(d) The Parties acknowledge that a substantial portion of the Registration Statement / Proxy Statement and certain other forms, reports and other filings required to be made by Parent under the Securities Act and Exchange Act in connection with the transactions contemplated by this Agreement (collectively, “Additional Parent Filings”) shall include disclosure regarding the Group Companies and the business of the Group Companies and the Group Companies management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Group Companies to, as promptly as reasonably practicable, provide Parent with all information concerning the Company and the Group Companies, and their respective business, management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement / Proxy Statement, Additional Parent Filings or any other Parent SEC Document. The Company shall make, and shall cause Group Companies to, make, and shall cause their Affiliates, directors, officers, managers and employees to make, available to Parent and Parent’s and the Company’s financial advisors and their respective counsel, auditors and other Representatives in connection with the drafting of the Registration Statement / Proxy Statement, Additional Parent Filings and any other Parent SEC Document and responding in a timely manner to comments thereto from the SEC all information concerning the Group Companies, their respective businesses, management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement / Proxy Statement, such Additional Parent Filing or other Parent SEC Document. If, at any time prior to the Closing, any Party discovers or becomes aware of any event, fact or circumstance relating to the Company or the Group Companies or their respective businesses, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement (or any Additional Parent Filing or other Parent SEC Document) so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Party shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. Parent shall be permitted to make all necessary filings with respect to the transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable blue sky Laws and the rules and regulations thereunder.

(e) Prior to Closing, the Company shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated by this Agreement pursuant to Form 8-K (the “Closing Form 8-K”) and shall provide Parent and any of Parent’s or the Company’s financial advisors with a reasonable opportunity to comment on such Closing Form 8-K and consider in good faith Parent’s comments thereon prior to filing such Closing Form 8-K. Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the transactions contemplated by this Agreement (“Closing Press Release”). Concurrently with the Closing, Parent shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.

(f) The Company shall provide to Parent and any of Parent’s or the Company’s financial advisors as promptly as practicable after the date of this Agreement (but in any event within fifteen (15) Business Days after the date of this Agreement) (i) audited consolidated balance sheet of the Group Companies as of December 31, 2021 and December 31, 2020, and related audited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of the Group Companies’ independent auditors (which reports shall be unqualified) in each case audited in accordance with the standards of the PCAOB (the “PCAOB Financial Statements”), (ii) unaudited consolidated financial statements of the Group Companies, including consolidated statements of operations, cash flows and stockholders’ equity (deficit) as of and for the nine (9) month periods ended September 30, 2022 and September 30, 2021, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X of the SEC and reviewed by the Group Companies’ independent auditor in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accountants, (iii) all other audited and unaudited financial statements of the Group Companies and any company or business units acquired by the Group Companies, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement / Proxy Statement or the Closing Form 8-K (including pro forma financial information), (iv) all selected financial data of the Group Companies required by Item 301 of Regulation S-K, as necessary for inclusion in the Registration Statement / Proxy Statement and Closing Form 8-K and (v) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC (as if the Group Companies were subject thereto) with respect to the periods described in the foregoing clauses (i) and (ii), and (iii), as necessary for inclusion in the Registration Statement / Proxy Statement and Closing Form 8-K (including pro forma financial information).

(g) If the Registration Statement / Proxy Statement has not been declared effective by the SEC on or prior to February 14, 2023, then the Company shall provide to Parent and any of Parent’s and the Company’s financial advisors as promptly as practicable following the end of any fiscal quarter (but in any event within thirty (30) days following the end of any fiscal quarter other than the year ended December 31, 2022, which shall be seventy-five (75) days) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, statement of changes in stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), as applicable, that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Parent with the SEC in connection with the transactions contemplated hereby (the “Closing Company Financial Statements”), and which, in the case of any of the foregoing that is audited, shall in each case be audited in accordance with the standards of the PCAOB.

(h) The Company covenants and agrees that the information supplied or to be supplied by any Group Company for inclusion in the Registration Statement / Proxy Statement, the Additional Parent Filings, any other the Parent SEC Document, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement / Proxy Statement is declared effective by the SEC, (iii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Parent Shareholders, (iv) the time of the Parent Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by any Group Company or that are included in such filings or mailings).

Section 5.11 Parent Shareholder Meeting(a).

(a) Parent shall establish a record date (which date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Parent Shareholder Meeting, for the purpose of voting on the Transaction Proposals, which meeting shall be held not more than forty-five (45) days after the date on which Parent mails the Registration Statement / Proxy Statement to its shareholders (not including any adjournment thereof). Parent shall use its reasonable best efforts to obtain the approval of the Required Transaction Proposals, including by soliciting proxies as promptly as practicable in accordance with applicable Law and the Parent Governing Documents for the purpose of approving the Transaction Proposals. Parent shall, through the Parent Board, recommend to its shareholders that they vote in favor of the Transaction Proposals (the “Parent Board Recommendation”), and Parent shall include the Parent Board Recommendation in the Registration Statement / Proxy Statement. Unless this Agreement has been duly terminated in accordance with its terms, the Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify the Parent Board Recommendation (a “Change in Recommendation”); provided, that the Parent Board may make a Change in Recommendation if it determines in good faith that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Parent Shareholder Meeting on one or more occasions for an aggregate period of no longer than twenty (20) Business Days (a) to ensure that any supplement or amendment to the Registration Statement / Proxy Statement that the Parent Board has determined in good faith is required by applicable Law is disclosed to Parent’s shareholders and for such supplement or amendment to be promptly disseminated to Parent’s shareholders prior to the Parent Shareholder Meeting, (b) if, as of the time for which the Parent Shareholder Meeting is originally scheduled (as set forth in the Registration Statement / Proxy Statement), there are insufficient Parent Class A Ordinary Shares and Parent Class B Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Shareholder Meeting, (c) in order to solicit additional proxies from shareholders in favor of the adoption of the Required Transaction Proposals or (d) if a number Parent Class A Ordinary Shares have been elected to be redeemed by the holders thereof such that Parent does not reasonably expect that the condition set forth in Section 6.2(e) will be satisfied; provided, that in the event of an adjournment pursuant to clauses (a) or (b) above, the Parent Shareholder Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved, and in no event shall the Parent Shareholder Meeting be reconvened on a date that is later than five (5) Business Days prior to the Outside Date.

Section 5.12 Section 16 of the Exchange Act. Prior to the Closing, the Parent Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Common Stock pursuant to this Agreement by any Person who is expected to become a “covered person” of Parent (including as a director by deputization) for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 5.13 Termination of Agreements. Prior to the Closing, the Company shall take all actions necessary to terminate the Company Affiliate Agreements, the Stockholder Agreements and each other agreement between any Group Company, on the one hand, and any officer or director of any Group Company or any entity controlled by any such officer or director, on the other hand, other than the Contracts set forth on Schedule 5.13, in each case, at or prior to the Effective Time in a manner such that the Company or Parent does not have any liability or obligation following the Effective Time pursuant to such agreements.

Section 5.14 Written Consent. Within forty-eight (48) hours of the Registration Statement / Proxy Statement being declared effective by the SEC, the Company shall deliver to Parent and any of Parent’s or the Company’s financial advisors evidence (which may be a version in .pdf format delivered to the e-mail address of Parent set forth in Section 9.2) with a copy to Parent’s counsel of the Written Consent. To the extent required by the DGCL, the Company shall promptly (and, in any event, within fifteen (15) Business Days of the date of the Written Consent) deliver to any Company Stockholder who has not executed the Written Consent (a) a notice of the taking of the actions described in the Written Consent in accordance with Section 228 of the DGCL, and (b) subject to the provisions of the Stockholder Agreements, the notice in accordance with Section 262 of the DGCL.

Section 5.15 Registration Rights Agreement. At the Closing, Parent shall enter into the Registration Rights Agreement with Parent Sponsor, Sponsor Parties and certain of the Company Stockholders.

Section 5.16 Domestication. Subject to receipt of the Required Parent Shareholder Approval, on the day prior to the Closing Date, Parent shall cause the Domestication to become effective, including by (a) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the Parent Certificate of Incorporation, in each case, in accordance with the provisions thereof and the DGCL, (b) completing and making and procuring all those filings required to be made with the Registrar of Companies of the Cayman Islands under the Companies Act (As Revised) of the Cayman Islands in connection with the Domestication, and receiving confirmation from the Registrar of Companies of the Cayman Islands of receipt thereof and (c) requesting, prior to the Closing, and obtaining (which may occur promptly following the Closing) a certificate of de-registration from the Registrar of Companies of the Cayman Islands. Immediately prior to the Closing, Parent shall cause the Parent Bylaws to be in the form attached hereto as Exhibit C until thereafter amended in accordance with the provisions thereof, the Parent Certificate of Incorporation and the DGCL. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Parent Shareholder, (i) each Parent Class A Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Parent Common Stock and (ii) each Parent Class B Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Parent Common Stock. The Company will reasonably cooperate with Parent with respect to the Domestication.

Section 5.17 Parent Warrants. By virtue of the Domestication and without any action on the part of any holder of Parent Warrants, each Parent Warrant that is outstanding immediately prior to the consummation of the Domestication shall, pursuant to and in accordance with Section 4.5 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Parent Warrant shall entitle the holder thereof to acquire one share of Parent Common Stock (after giving effect to the Domestication).

Section 5.18 Exclusivity.

(a) During the Interim Period, and in all cases subject to Section 5.1, the Company shall not, and shall cause its Representatives and each Company Subsidiary not to, directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than Parent and Parent Sponsor (and their respective Representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or could reasonably be expected to lead to, a Competing Transaction; (ii) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Competing Transaction; (iii) furnish (including through any virtual dataroom) any information relating to any Group Company or any of its assets or businesses, or afford access to the assets, business, properties, books or records of any Group Company to a Competing Buyer, for the purpose of assisting with or facilitating, or that could otherwise reasonably be expected to lead to, a Competing Transaction; (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction; (v) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Competing Transaction, or publicly announce an intention to do so; or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. The Company shall, and shall direct its Affiliates and Representatives acting on its behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Transaction. The parties agree that any violation of the restrictions set forth in this Section 5.18(a) by the Company or its Affiliates or Representatives shall be deemed to be a breach of this Section 5.18(a) by the Company.

(b) During the Interim Period, and in all cases subject to Section 5.2, each of Parent, Merger Sub I and Merger Sub II shall not, and shall direct its Representatives not to, directly or indirectly: (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving Parent and any other corporation, partnership or other business organization other than the Company and Company Subsidiaries (a “Parent Competing Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Parent Competing Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Parent Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Parent Competing Transaction or (iv) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each of Parent, Merger Sub I and Merger Sub II shall, and shall direct their respective controlled Affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Competing Transaction. The parties agree that any violation of the restrictions set forth in this Section 5.18(b) by Parent, Merger Sub I and Merger Sub II or their respective controlled Affiliates or Representatives shall be deemed to be a breach of this Section 5.18(b) by Parent and the Merger Subs.

(c) For the avoidance of doubt, it is understood and agreed that the covenants and agreements contained in this Section 5.18 shall not prohibit the Company, Parent, Parent Sponsor or any of their controlled Affiliates and their and such Affiliates’ representatives from taking any actions in the ordinary course that are not otherwise in violation of this Section 5.18 (such as answering phone calls) or informing any Person inquiring about a possible Competing Transaction or Parent Competing Transaction, as applicable, of the existence of the covenants and agreements contained in this Section 5.18.

Section 5.19 PIPE Financing. Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms:

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to negotiate and enter into, and to consummate the transactions contemplated by, the Subscription Agreements, including maintaining in effect (once executed and delivered) the Subscription Agreements and to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Subscription Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing, (iii) without limiting the Company’s rights to enforce such Subscription Agreements pursuant to Section 9.11, enforce its rights under the Subscription Agreements in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable Investors to pay to (or as directed by) Parent the applicable portion of the PIPE Financing, as applicable, set forth in the Subscription Agreements in accordance with their terms, and (iv) consummate the PIPE Financing when required pursuant to this Agreement.

(b) Unless otherwise approved in writing by the Company (which approval may be given or withheld by the Company in its sole discretion), Parent shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify, the applicable purchase price per share or provide the applicable Investor any material post-Closing right in respect of the Surviving Company under any Subscription Agreement, in each case other than by termination of such Subscription Agreement (and a withdrawal of the applicable Investor) or a reduction in the Investor’s commitment under such Subscription Agreement (in which case, Parent shall provide the Company with prompt written notice of any such termination or reduction). In the event Parent determines to permit any other amendment or modification to be made to, any other waiver (in whole or in part) of, or provide any other consent to modify, any other material provision of any Subscription Agreement, Parent shall provide the Company with prompt written notice of any such amendment, modification, waiver or consent to modify. For the avoidance of doubt, nothing in this Section 5.19(b) shall limit or otherwise affect Parent’s right to negotiate or enter into any Subscription Agreement; provided, that unless consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not enter into any Subscription Agreement on terms materially less favorable in the aggregate to Parent than the terms of the Company Convertible Notes are to the Company.

(c) In the event any portion of the PIPE Financing becomes unavailable on the terms and conditions contemplated in the Subscription Agreements such that the condition set forth in Section 6.2(e) cannot be satisfied, Parent and the Company shall (and shall direct their respective financial advisors to) cooperate in good faith and use their respective commercially reasonable efforts to arrange and obtain as promptly as reasonably practicable following the occurrence of such event alternative financing on terms and conditions no less favorable to Parent, in the aggregate, than those contained in the Subscription Agreements (“Alternative Financing”) from alternative sources (the “Alternative Financing Source”). If and to the extent a definitive subscription agreement is entered into with respect to Alternative Financing, and subject to the terms and conditions of this Agreement, Section 5.19(a) shall apply to such Alternative Financing mutatis mutandis.

Section 5.20 Release.

(a) Effective upon and following the Closing, Parent, on its own behalf and on behalf of its respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each Company Stockholder, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Company Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior to the Closing Date (other than as contemplated by this Agreement), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre Closing actions or failures to act by the Company Released Parties; provided, that nothing in this Section 5.20 shall release any Company Released Parties from: (i) their obligations under this Agreement or the other Ancillary Agreements; or (ii) as applicable, any disputes, claims, losses, controversies, demands, rights, liabilities, breaches of fiduciary duty, actions and causes of action arising out of such Company Released Party’s employment by the Company.

(b) Effective upon and following the Closing, each Company Stockholder, on its own behalf and on behalf of each of its Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges Parent, Merger Sub I, Merger Sub II, and the Company, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Parent Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior to the Closing Date (other than as contemplated by this Agreement, including with respect to Section 5.9); provided, that nothing in this Section 5.20 shall release the Parent Released Parties from their obligations: (i) under this Agreement or the other Ancillary Agreements or (ii) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of this Agreement or any expense reimbursement pursuant to a policy of the Company in effect as of the date of this Agreement and consistent with past practice.

Section 5.21 Director and Officer Appointments.

(a) Except as otherwise agreed in writing by the Company and Parent prior to the Closing, and conditioned upon the occurrence of the Closing, Parent’s customary and reasonable due diligence process (including its review of a completed questionnaire and a background check for each such nominee), and subject to any limitation imposed under applicable Laws and Applicable Stock Exchange listing requirements (including, as applicable, the corporate governance requirements of the NYSE Listing Rules Section 303A) that will be applicable to Parent as of the Closing, each of Parent and the Company shall take all such actions necessary or appropriate such that effective immediately after the Effective Time: (i) the Parent Board shall consist of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of three (3) directors, Class II consisting of two (2) directors and Class III consisting of two (2) directors; and (ii) the members of the Parent Board are the individuals determined in accordance with Section 5.21(b), Section 5.21(c) and Section 5.21(d).

(b) The two (2) individuals identified on Section 5.21(b) of the Parent Disclosure Schedule shall be directors on the Parent Board immediately after the Effective Time (each, a “Parent Designee”). Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) Parent and the Company shall mutually agree on the class of directors of each Parent Designee, and Section 5.21(b) of the Parent Disclosure Schedule shall automatically be deemed amended to include the class of directors for such Parent Designees, and (ii) Parent Sponsor may, by giving the Company written notice, replace any Parent Designee with any individual and, upon Parent Sponsor so giving notice of the replacement of such Parent Designee, Section 5.21(b) of the Parent Disclosure Schedule shall automatically be deemed amended to include such replacement individual as a Parent Designee in lieu of, and to serve in the same class of directors as, the individual so replaced.

(c) The four (4) individuals identified on Section 5.21(c) of the Company Disclosure Schedule shall be directors on the Parent Board immediately after the Effective Time (each, a “Company Designee”). Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) the Company and Parent shall mutually agree on the class of directors of each Company Designee, and Section 5.21(c) of the Company Disclosure Schedule shall automatically be deemed amended to include the class of directors for such Company Designees, and (ii) the Company may, by giving Parent and Parent Sponsor written notice, replace any Company Designee with any individual and, upon the Company so giving notice of the replacement of such Company Designee, Section 5.21(c) of the Company Disclosure Schedule shall automatically be deemed amended to include such replacement individual as a Company Designee in lieu of, and to serve in the same class of directors as, the individual so replaced.

(d) Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Company and Parent shall mutually agree to designate one (1) individual who shall qualify as an “independent director” under the listing rules of the Applicable Stock Exchange to serve as a director on the Parent Board immediately after the Effective Time.

(e) Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with the members of the Parent Board as designated pursuant to Section 5.21(b), Section 5.21(c) and Section 5.21(d), which indemnification agreements shall continue to be effective following the Closing.

(f) At or prior to the Closing, other than the Persons identified as continuing directors pursuant to this Section 5.21, all members of the Parent Board shall execute and deliver written resignations or be removed as directors of Parent to be effective as of the Effective Time.

Section 5.22 Applicable Stock Exchange Listing.

(a) From the date of this Agreement through the Closing, Parent shall use its reasonable best efforts to ensure the shares of Parent Common Stock remain listed on the NYSE.

(b) Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on the Applicable Stock Exchange as promptly as practicable following the issuance thereof, subject only to official notice of issuance.

Section 5.23 Transfers of Ownership. From and after the delivery of the Closing Date Capitalization Statement through the Closing, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

Section 5.24 Warrant Agreement Amendments. Prior to the Closing, if reasonably requested by the Company, Parent will seek amendments to the Warrant Agreement in forms reasonably acceptable to Parent and the Company, to qualify the Parent Private Placement Warrants for classification as equity (rather than liabilities) of Parent from and after the date of such amendments under applicable accounting standards (the “Warrant Agreement Amendments”), and Parent will use commercially reasonable efforts to obtain the adoption and approval of such Warrant Agreement Amendments at the Parent Shareholder Meeting; provided, that Parent’s “commercially reasonable efforts” for purposes of this Section 5.24 shall not require the payment of any monetary expenditure.

Section 5.25 Schedules. From time to time within twenty-five (25) days from the date of this Agreement, the Company may supplement or amend the Schedules (each, a “Schedule Update”) with respect to any matter (regardless of whether such matter arose prior to, on or after the date of this Agreement) if necessary to remedy any inaccuracy of any representation or warranty of the Group Companies by delivering notice of such Schedule Update to Parent and any of Parent’s or the Company’s financial advisors; provided, that the Company shall consider in good faith Parent’s comments to any such Schedule Update.

Section 5.26 Financial Advisor. The Company and the Parent shall cause their respective officers, outside counsel, independent accountants and agents to deliver to any of the Company’s or the Parent’s financial advisors:

(a) on the date any registration statement filed in connection with the Business Combination prior to the closing of the Business Combination is declared effective by the SEC, or if no registration statement is so filed, on the date any proxy statement in connection with such Business Combination is first mailed to stockholders of the Parent: (1) an officer’s certificate from the chief financial officer of the Company, in form and substance reasonably satisfactory to the financial advisors, providing “management comfort” on certain financial information, including any projections or financial forecasts of the Company included in such registration statement, proxy statement or investor presentation; (2) a comfort letter from each of the Company’s independent accountants and the Parent’s independent accountants that will be providing audit opinion(s) on the Company’s and the Parent’s respective financial statements audited in accordance with Public Company Accounting Oversight Board standards, in form and substance satisfactory to the financial advisors, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters, with respect to the audited and unaudited financial statements and certain financial information of the Company and the Parent, respectively, contained in such registration statement or proxy statement; and (3) a negative assurance letter from outside counsel of the Company and the Parent and from outside counsel of any of the Company’s and the Parent’s financial advisors, in each case, in form and substance reasonably satisfactory to the financial advisors; and

(b) on (A) the date on which it is determined that securityholders of the Parent may redeem their securities and (B) the date of the closing of the Business Combination, (1) an officer’s certificate from the chief financial officer of the Company, in form and substance reasonably satisfactory to the financial advisors, providing “management comfort” on certain financial information, including any projections or financial forecasts of the Company, reaffirming the statements made in the certificate delivered pursuant to clause (1) of Section 5.26(a); (2) a bring-down comfort letter from each of the Company’s independent accountants and the Parent’s independent accountants, reaffirming the statements made in the letter furnished by the Company’s independent accountants and the Parent’s independent accountants pursuant to clause (2) of Section 5.27(a); and (3) a negative assurance letter from outside counsel of the Company and the Parent and from outside counsel of any of the Company’s and the Parent’s financial advisors, in each case, in form and substance reasonably satisfactory to the financial advisors.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1 Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) Injunction. There is no Order of any nature prohibiting the consummation of the transactions contemplated by this Agreement, and no Law shall have been adopted that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(b) HSR Act. All required filings under the HSR Act shall have been completed and the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated, and if the Parties have entered into a regulatory timing agreement with a Governmental Entity, the waiting period contemplated hereby under the HSR Act shall be deemed extended by the same period provided in such regulatory timing agreement;

(c) Required Parent Shareholder Approval. The Required Parent Shareholder Approval shall have been obtained;

(d) Company Required Approval. The Company Required Approval shall have been obtained;

(e) Registration Statement / Proxy Statement. The Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending;

(f) Applicable Stock Exchange. The Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement shall be listed or have been approved for listing on the Applicable Stock Exchange, subject only to official notice of issuance thereof;

(g) Net Tangible Assets. After giving effect to the transactions contemplated hereby (including the PIPE Financing), Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and

(h) Domestication. The Domestication shall have been consummated at least one day before the Closing Date.

Section 6.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub I and Merger Sub II contained in Article IV (other than the Parent Fundamental Representations) shall be true and correct as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to consummate the transactions contemplated hereby (without giving effect to any Materiality Exceptions); and (ii) the Parent Fundamental Representations shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Parent Fundamental Representations need only be true and correct in all but de minimis respects as of such earlier date);

(b) Performance of Obligations. Each of Parent, Merger Sub I and Merger Sub II shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Parent Officer’s Certificate. An authorized officer of Parent shall have executed and delivered to the Company a certificate (the “Parent Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) hereof;

(d) Parent Closing Deliveries. The Company shall have received the closing deliveries ser forth in Section 7.3;

(e) Minimum Available Cash. The amount of Available Cash, less Parent Transaction Expenses, less Deductible Company Transaction Expenses shall be equal to or greater than $20,000,000; and

(f) Parent Governing Documents. The Parent Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware, in substantially the form attached hereto as Exhibit B, and Parent shall have adopted the Parent Bylaws, in substantially the form attached hereto as Exhibit C, in each case, subject to the Required Parent Shareholder Approval.

Section 6.3 Conditions to Obligations of Parent and Merger Subs. The obligations of Parent, Merger Sub I and Merger Sub II to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Article III (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any Materiality Exceptions) as of the date of this Agreement and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have Material Adverse Effect; and (ii) the Company Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Company Fundamental Representations need only be true and correct in all but de minimis respects as of such earlier date);

(b) Performance of Obligations. The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Company Closing Deliveries. Parent shall have received the closing deliveries set forth in Section 7.2; and

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect;

(e) Company Officer’s Certificate. An authorized officer of the Company shall have executed and delivered to Parent and Merger Sub a certificate (the “Company Closing Certificate”) as to the Company’s compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d).

Section 6.4 Frustration of Closing Conditions. Neither the Company nor any of Parent, Merger Sub I or Merger Sub II may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE VII

CLOSING

Section 7.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as the Parties may mutually agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”.

Section 7.2 Deliveries by the Company. At or prior to the Closing, the Company will deliver or cause to be delivered to Parent (unless delivered previously) the following:

(a) the First Certificate of Merger, executed by the Company;

(b) the Closing Date Capitalization Statement;

(c) the Closing Statement;

(d) the Company Closing Certificate;

(e) the Registration Rights Agreement executed by certain of the Company Stockholders;

(f) the Employment Agreements executed by the Key Employees;

(g) evidence of termination of each of the Company Affiliate Agreements and other Contracts terminated pursuant to Section 5.13, in each case, in form and substance reasonably satisfactory to Parent;

(h) at least three (3) Business Days prior to the Closing, (i) duly executed payoff letters for any Person holding Indebtedness for borrowed money of the Group Companies setting forth the amounts of such Indebtedness due in connection therewith and the wire instructions for the payment thereof in form and substance reasonably satisfactory to Parent, including terms authorizing the Company or its designees to file any necessary termination agreements related thereto, including intellectual property security agreement terminations to be filed with the United States Patent and Trademark Office or the United States Copyright Office and UCC-3 termination statements, as applicable, and (ii) to the extent applicable, duly executed termination agreements with respect to any deposit account control agreements, landlord waivers or any other similar documents Parent deems necessary in connection with each such payoff letter, each in form and substance reasonably satisfactory to Parent;

(i) not less than two (2) Business Days prior to the Closing, (i) the final invoices from the applicable service providers to the Company with respect to the Company Transaction Expenses and (ii) a certificate signed by an authorized officer of the Company, solely in his or her capacity as such and not in his or her personal capacity, setting forth (A) all Company Transaction Expenses that have not been paid as of immediately prior to the Closing, and (B) all Company Transactions Expenses that were paid by the Company immediately prior to the Closing (the “Previously Paid Company Transaction Expenses”);

(j) all consents, waivers or amendments, in form and substance reasonably satisfactory to Parent, set forth on Schedule 7.2; and

(k) any other document required to be delivered by the Company at the Closing pursuant to this Agreement.

Section 7.3 Deliveries by Parent. At or prior to the Closing, Parent will deliver or cause to be delivered to the Company (unless delivered previously) the following:

(a) the Second Certificate of Merger, executed by Merger Sub II;

(b) the Parent Closing Certificate;

(c) the Parent Closing Statement;

(d) the Registration Rights Agreement executed by Parent and the Sponsor Parties;

(e) the Employment Agreements executed by Parent;

(f) not less than two (2) Business Days prior to the Closing, (i) the final invoices from the applicable service providers to Parent with respect to the Parent Transaction Expenses and (ii) a certificate signed by an authorized officer of Parent, solely in his or her capacity as such and not in his or her personal capacity, setting forth all Parent Transaction Expenses that have not been paid as of immediately prior to the Closing;

(g) the Surviving Company Governing Documents, duly executed by Parent and Merger Sub II;

(h) any other document required to be delivered by Parent at the Closing pursuant to this Agreement;

(i) the Merger Consideration, deposited with the Exchange Agent in accordance with Section 2.5; and

(j) by wire transfer of immediately available funds, to a bank account designated in writing by the Company, for cash on its balance sheet, subject to the Balance Sheet Purposes, a portion of the Available Cash in an amount equal to the Balance Sheet Cash Amount, to be held on the balance sheet of the Company; provided that the Surviving Company hereby agrees and acknowledges that the Balance Sheet Cash Amount shall only be used for the Balance Sheet Purposes.

Section 7.4 Other Closing Deliveries. At the Closing, Parent shall except with the prior consent of the Company, use a portion of the Available Cash to pay, or cause to be paid, the Parent Transaction Expenses and Company Transaction Expenses in the amounts and in accordance with the wire transfer instructions set forth in the certificates to be delivered pursuant to Section 7.2(i) and Section 7.3(f).

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a) in writing, by mutual consent of the Parties;

(b) by either Parent or the Company by written notice to the other Party if any Order of any nature is in effect prohibiting the consummation of the transactions contemplated by this Agreement or any Law has been adopted that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such final, non-appealable Order or Law;

(c) by Parent by written notice if the condition set forth in Section 6.3(d) cannot be satisfied or there has been breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.3(a) or Section 6.3(b) not being satisfied as of the Closing Date (a “Terminating Company Breach”), and (ii) shall not have been cured within twenty (20) days after written notice from Parent of such Terminating Company Breach is received by the Company (such notice to describe such Terminating Company Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that neither Parent nor Merger Sub has waived such Terminating Company Breach in writing, and none of Parent, Merger Sub I or Merger Sub II is then in material breach of any of their respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied;

(d) by the Company by written notice if there has been a breach of any representation, warranty, covenant or other agreement made by Parent, Merger Sub I or Merger Sub II in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.2(a) or Section 6.2(b) not being satisfied as of the Closing Date (a “Terminating Parent Breach”), and (ii) shall not have been cured within twenty (20) days after written notice from the Company of such Terminating Parent Breach is received by Parent (such notice to describe such Terminating Parent Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that the Company has not waived such Terminating Parent Breach in writing, and the Company is not then in material breach of any of its representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied;

(e) by either Parent or the Company by written notice to the other Party if the Closing has not occurred on or prior to October 12, 2023 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any Party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(f) by either Parent or the Company by written notice to the other Party if the Parent Shareholder Meeting has been held (including any adjournment thereof), has concluded, Parent Shareholders have duly voted, and the Required Parent Shareholder Approval was not obtained;

(g) by Parent by giving written notice to the Company at any time prior to the delivery of the Written Consent, if the Company does not deliver the Written Consent within the time period pursuant to Section 5.14; or

(h) by Parent, in its sole discretion, by giving written notice to the Company at any time within thirty (30) days after the date hereof, based on its due diligence review of the Company.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be terminated and become null and void and have no effect, and there shall be no liability hereunder on the part of any Party, and all rights and obligations of each Party shall cease, except that (i) the provisions of Section 5.6(b) (Confidentiality), this Section 8.2, Section 5.5 (Public Announcements), Section 9.1 (Fees and Expenses), Section 9.2 (Notices), Section 9.3 (Severability), Section 9.7 (Consent to Jurisdiction, Etc.), Section 9.10 (Governing Law), Section 9.12 (Prevailing Party), Section 9.17 (No Recourse) and Section 9.20 (Trust Account Waiver) shall survive any termination of this Agreement, and (ii) no such termination shall relieve any Party from any liability or obligation arising out of or incurred as a result of its fraud or its willful and material breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Fees and Expenses. Except as otherwise expressly provided herein, (a) Parent and Merger Sub shall pay the Parent Transaction Expenses, and (b) the Company Transaction Expenses shall be paid by the Company or on behalf of the Company at the Closing; provided that if the Closing is consummated, the Parent Transaction Expenses and Company Transaction Expenses shall be paid from the proceeds of the Available Cash pursuant to Section 7.4.

Section 9.2 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Parent or Merger Sub, to:
Leo Holdings Corp. II
21 Grosvenor Place
London SW1X 7HF
Attention:	Simon Brown
E-mail:	brown@leo.holdings

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
2049 Century Park East, 37th Floor
Los Angeles, CA 90067
Attention:	Damon R. Fisher, P.C.
Eric Cohen
Email:	damon.fisher@kirkland.com
eric.cohen@kirkland.com

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Christian O. Nagler
Peter Seligson
Email:	christian.nagler@kirkland.com
peter.seligson@kirkland.com

If to the Company (or the Surviving Company) to:

World View Enterprises Inc.
1840 E. Valencia Rd., Bldg 8, Ste. 123
Tucson, AZ 85706
Attention:	Ryan M. Hartman
E-mail:	rhartman@worldview.space

with a copy (which shall not constitute notice) to:

Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116-3736
Attention:	Miguel Vega
E-mail:	mvega@cooley.com

and

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
Attention:	Milson Yu
E-mail:	myu@cooley.com

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Party; provided, that each of Parent, Merger Sub I and Merger Sub II shall be permitted, without the consent of the Company, to make a collateral assignment to any lender (or agent thereof) providing any debt financing or to make an assignment of any or all of its rights and interests hereunder to one or more of its Affiliates or cause one or more of its Affiliates to perform its obligations hereunder; provided, further, that, notwithstanding any such assignment, each of Parent, Merger Sub I and Merger Sub II shall remain liable and responsible for all of their respective obligations pursuant to this Agreement. Any purported assignment or delegation not permitted under this Section 9.4 shall be null and void.

Section 9.5 No Third Party Beneficiaries. Except as otherwise provided in Section 5.9 and Section 9.17, this Agreement is exclusively for the benefit of the Company and its successors and permitted assigns, with respect to the obligations of Parent, Merger Sub I and Merger Sub II under this Agreement, and for the benefit of Parent, Merger Sub and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 9.6 Section Headings; Defined Terms. The Article and Section headings and the words used for defined terms themselves (but not, for the avoidance of doubt, the express definitions thereof) contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.7 Consent to Jurisdiction, Etc. Each Party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 9.7 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 9.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 9.8 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement including that certain letter of intent dated as of November 22, 2022. Each Party acknowledges and agrees that, in entering into this Agreement, such Party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto) or the Ancillary Agreements.

Section 9.9 No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each of Parent, Merger Sub I and Merger Sub II and the Company confirm that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement shall control and prior drafts of this Agreement shall not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement).

Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

Section 9.11 Specific Performance. Each of the Parties agrees that irreparable damage may occur for which monetary damages, even if available, may not be an adequate remedy in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Each of the Parties acknowledges and agrees that Parent and the Company shall therefore be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the Parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, none of Parent, Merger Sub or the Company would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate monetary or other remedy at law. Each of the Parties acknowledges and agrees that if either Parent or the Company seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, neither Parent nor the Company shall be required to provide any bond or other security in connection with any such order or injunction.

Section 9.12 Prevailing Party. Except as otherwise expressly provided herein, in any Action arising out of or related to this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto, or the transactions contemplated hereby or thereby, including the Merger, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with such Action and the enforcement of its rights under this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto, and if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto.

Section 9.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

Section 9.14 Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 9.15 Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.

Section 9.16 Schedules. Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Schedule in respect of which the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 9.17 No Recourse. Except to the extent otherwise set forth in the Ancillary Agreements, all claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties. No Person who is not a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (other than as set forth in the Ancillary Agreements), and, to the maximum extent permitted by Law, each Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law (other than as set forth in the Ancillary Agreements), (a) each Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise, and (b) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 9.18 Interpretation.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes”, “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), (viii) any statement in this Agreement to the effect that any information, document or other material has been “provided to” or “made available” by any of the Group Companies shall mean that a true, correct and complete copy of such information, document or other material was included in and available at the “Project Glimpse” online data site hosted by Intralinks prior to 3 p.m. New York time on the date that is one (1) Business Day prior to the date hereof and continuously available until at least two (2) Business Days following the Closing, and (ix) the terms “year” and “years” mean and refer to calendar year(s).

(b) Unless otherwise set forth in this Agreement and for disclosure purposes only if made available to Parent, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

Section 9.19 Non-Survival.

(a) None of the representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements in this Agreement (or in any Ancillary Agreement or other document, certificate or instrument delivered pursuant to or in connection with this Agreement), including any rights arising out of any breach of such representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements, shall survive the Closing, and all such representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements shall terminate or expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof). The Parties acknowledge and agree that, in the event that the Closing occurs, no Party may bring an Action based upon, or arising out of, a breach of any such representations, warranties or any covenants the performance of which is in the period prior to Closing, except in the case of fraud by any Party.

(b) The covenants and agreements contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) that by their terms expressly apply in whole or in part after the Closing shall survive the Closing, but in each case, solely with respect to any breaches occurring after the Closing.

Section 9.20 Trust Account Waiver. Notwithstanding anything else in this Agreement, the Group Companies acknowledge that they have read the prospectus dated January 7, 2021 (the “Prospectus”) and understand that Parent has established the Trust Account for the benefit of Parent’s public shareholders and that Parent may disburse monies from the Trust Account only as set forth in the Trust Agreement. The Group Companies further acknowledge that, if the transactions contemplated by this Agreement (or, upon termination of this Agreement, another Business Combination) are not consummated by October 12, 2023, Parent will be obligated to return to its shareholders the amounts being held in the Trust Account, unless such date is otherwise extended. The Company, for itself, the Equity Holders, its Subsidiaries and each of their respective affiliated entities, directors, officers, employees, stockholders, shareholders, equity holders, representatives, advisors and all other associates and Affiliates, hereby waives all rights, title, interest or claim of any kind to collect from the Trust Account any monies that may be owed to them by Parent for any reason whatsoever, including for a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent (whether in the past, present or future), and will not seek recourse against the Trust Account (including any distributions therefrom) at any time for any reason whatsoever, including without limitation for an alleged breach of any agreement with the Company or its Affiliates). This Section 9.20 will survive the termination of this Agreement for any reason.

Section 9.21 Legal Representations. Parent hereby agrees and acknowledges on behalf of its directors, members, partners, officers, employees and Affiliates (including to the extent permissible, the Company after the Closing), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Cooley LLP (or any successor) may represent, following the Closing, the Company Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Waiving Party Group”), in each case, in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its representation (or any continued representation) of the Company or other Waiving Parties, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of Parent and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all confidential communications, written or oral, constituting attorney-client privilege or attorney work product to the extent recognized as such under applicable Law solely between the Company or any member of the Waiving Party Group and its counsel, including Cooley LLP, made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Waiving Party Group (the “Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that without the prior written consent of the Company, no Person may have access to any of the Privileged Communications, whether located in the records or email server of the Company or otherwise, in any Action against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT:

LEO HOLDINGS CORP. II.

By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	President, CEO and Director

MERGER SUB I:

GLIMPSE MERGER SUB, INC.

By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	President

MERGER SUB II:

GLIMPSE MERGER SUB II, LLC

By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	President

[Signature Page to Agreement and Plan of Merger]

COMPANY:

WORLD VIEW ENTERPRISES INC.

By:	/s/ Ryan M. Hartman
Name: Ryan M. Hartman
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

For purposes of the Agreement, each of the following terms shall have the meaning set forth below:

“2023 Omnibus Incentive Plan” means the new omnibus equity incentive plan for Parent to be effective as of the Closing, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of Parent and its Subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on Parent Common Stock with a total pool of awards of Parent Common Stock to be 10% of the fully diluted capitalization of Parent immediately following the consummation of the Closing and subject to the opinion and advice of a third-party pay governance advisor engaged by the Company, with an annual “evergreen” increase of 4% of the fully diluted capitalization of Parent outstanding as of the day prior to such increase (inclusive of the shares available for issuance under the plan).

“Actions” means actions, suits, litigations, arbitrations, mediations, claims, charges, complaints, inquiries, proceedings, hearings, audits, investigations or reviews by or before any Governmental Entity.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling, controlled by or under common control with, such specified Person. As used in this definition, the term “control” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Exercise Price” means the sum of the aggregate cash exercise prices of all Company Warrants and Company Options outstanding and unexercised as of immediately prior to the Effective Time (but, for the avoidance of doubt, after giving effect to any exercise of Company Warrants or Company Options in connection with the Closing (including Section 2.8)).

“Ancillary Agreements” means the Confidentiality Agreement, the Employment Agreements, the Exchange Agent Agreement, the Registration Rights Agreement, the Sponsor Agreement, the Company Stockholder Support Agreements, the Subscription Agreements and the other documents delivered pursuant to this Agreement.

“Anti-Corruption Laws” means all Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Applicable Stock Exchange” means the NYSE or the Nasdaq Stock Market.

“Available Cash” as of the Closing, shall equal (a) the amount of the funds contained in the Trust Account as of immediately prior to the Closing and after giving effect to the completion of any Parent Share Redemptions plus (b) the aggregate amount of proceeds of the PIPE Financing (including any Alternative Financing) plus (c) the aggregate amount of proceeds of the Company Financings since December 1, 2022.

“Balance Sheet Cash Amount” means an amount equal to the amount of Available Cash remaining following the payments made pursuant to Section 7.4.

“Balance Sheet Purposes” means working capital and general corporate purposes of the Surviving Company; provided, that, for the avoidance of doubt, the foregoing shall not include providing liquidity to, or repurchasing equity from, any equityholders of the Surviving Company.

“Base Merger Consideration” means $350,000,000.

“Business Combination” has the meaning given to such term in the Amended and Restated Memorandum and Articles of Association of Parent.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York or the Cayman Islands.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Closing Cash” means, with respect to the Group Companies and as of 12:01 a.m. (New York time) on the Closing Date, all cash (including deposits in transit not yet cleared and net of all amounts in respect of outstanding checks (issued but not uncleared) and Restricted Cash).

“Closing Company Stockholders” means the holders of Company Common Stock, including holders of Company Common Stock as of immediately prior to the Effective Time (a) resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs, and (b) upon exercise of Company Warrants and Company Options (if any).

“Closing Indebtedness” means the Indebtedness of the Group Companies as of 12:01 a.m. (New York time) on the Closing Date.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other retirement, pension, profit sharing, savings, deferred or incentive compensation, bonus, incentive, commission, stock purchase, stock option, restricted stock, restricted stock unit, stock appreciation right, phantom equity, equity or equity-based, employment, consulting, change in control, severance, separation, salary continuation, retention, vacation, sick pay or paid time off, health or welfare benefit, post-employment welfare, fringe benefit, or other benefit or compensation plan, policy, Contract, agreement, program, or arrangement in each case that is maintained, sponsored, contributed to, or required to be contributed to by any Group Company or with respect to which any Group Company has or could reasonably be expected to have any current or contingent liability or obligation, including on account of an ERISA Affiliate.

“Company Board” means, at any time, the board of directors of the Company.

“Company Common Stock” means the Company’s common stock, par value $0.00001.

“Company Convertible Notes” means, collectively and without duplication, (i) those certain Convertible Promissory Notes, Series 2022-A, issued by the Company, (ii) those certain Convertible Promissory Notes, Series 2022-B, issued by the Company, in each case to the extent outstanding as of immediately prior to the Effective Time, (iii) the Pre-Signing Convertible Notes and (iv) the Post-Signing Convertible Notes.

“Company Dissenting Shares” means any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Merger.

“Company Equity Award” means each Company Option and Company Restricted Stock.

“Company Fully Diluted Shares” means, without duplication, a number equal to the sum of (a) the number of shares of Company Common Stock that are issued and outstanding on an as-converted to Company Common Stock basis, including any shares of Company Restricted Stock (whether or not then vested) and including of Company Common Stock resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs, (b) the number of shares of Company Common Stock issuable upon the exercise of each of the Company Warrants and the Company Options, and (c) the number of shares Company Common Stock issuable upon the conversion or exercise of any other Equity Interests not described in the foregoing clauses (a) to (c), in the case of each of the foregoing clauses (a) through (c), as of immediately prior to the Effective Time.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), Section 3.4 (Company Subsidiaries) and Section 3.19 (Brokerage).

“Company Option” means an option to purchase shares of Company Common Stock granted under the Equity Incentive Plan..

“Company Owned Intellectual Property” means all Company Intellectual Property that is owned or purported to be owned by any Group Company.

“Company Preferred Stock” means, collectively, (i) the Company’s Series A Preferred Stock, par value $0.0001 per share, (ii) the Company’s Series B Preferred Stock, par value $0.0001 per share, (iii) the Company’s Series C Preferred Stock, par value $0.0001 per share, (iv) the Company’s Series C-1 Preferred Stock, par value $0.0001 per share, (v) the Company’s Series C-2 Preferred Stock, par value $0.0001 per share, and (vi) the Company’s Series C-3 Preferred Stock, par value $0.0001 per share.

“Company Registered IP” means all registrations, issuances, and applications for Intellectual Property owned by any Group Company, including any of the foregoing set forth on Schedule 3.10(a).

“Company Required Approval” means the approval and adoption of this Agreement and the transactions contemplated hereby in accordance with the Company’s Governing Documents and the Stockholder Agreements, including the approval by the holders of (i) a majority of the then-outstanding capital stock of the Company, (ii) a majority of the Series C Preferred Stock of the Company, voting exclusively and as a separate class, (iii) a majority of the Company Preferred Stock, voting exclusively and as a separate class, and (iv) at least two of the three of the following parties: (A) Norwest Venture Partners XIII, LP and its Affiliates, (B) Canaan X LP and its Affiliates and (C) Accel Growth Fund IV L.P. and its Affiliates.

“Company Restricted Stock” means an award of shares of Company Common Stock granted under the Equity Incentive Plan .

“Company SAFEs” means those Simple Agreements for Future Equity issued by the Company between August 5, 2022 and August 11, 2022, in the aggregate amount of $500,000, to the extent outstanding as of immediately prior to the Effective Time.

“Company Stockholders” means the holders of Company Common Stock, including holders of Company Common Stock as of immediately prior to the Effective Time (a) resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs, and (b) upon exercise of Company Warrants and Company Options (if any).

“Company Subsidiary” means any Subsidiary of the Company.

“Company Transaction Expenses” means any legal, accounting, financial advisory, investment banking and other advisory, transaction or consulting fees and expenses incurred, to be incurred, or subject to reimbursement (including any brokerage fees, finders’ fees and commissions) by the Group Companies or the Equity Holders (but, with respect to the Equity Holders, only to the extent a Group Company is obligated to pay such fees or expenses) in connection with the transactions contemplated by this Agreement or other capital-raising processes conducted by the Company prior to pursuing the transactions contemplated by this Agreement, if any, including any fees and expenses payable under the terms of or related to the termination of any Contract with an Affiliate.

“Company Warrants” means those certain warrants to purchase shares of capital stock of the Company that are outstanding as of immediately prior to the Effective Time.

“Competing Transaction” means (a) any transaction involving, directly or indirectly, any Group Company, which upon consummation thereof, would result in any Group Company entity becoming a public company, (b) any direct or indirect sale (including by way of a merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of any material portion of the assets (including Intellectual Property) or business of the Group Companies, taken as a whole (but excluding sales of inventory and licenses for Intellectual Property in the Ordinary Course), (c) any direct or indirect sale (including by way of an issuance, dividend, distribution, merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of equity, voting interests or debt securities of any Group Company (excluding any such sale between or among the Group Companies), or rights, or securities that grant rights, to receive the same including profits interests, phantom equity, options, warrants, convertible or preferred stock or other equity-linked securities (except, in each case, to the extent expressly permitted by the terms of this Agreement), (d) any direct or indirect acquisition (whether by merger, acquisition, share exchange, reorganization, recapitalization, joint venture, consolidation or similar business combination transaction), but excluding procurement of assets in the Ordinary Course (but not the acquisition of a person or business via an asset transfer), by any Group Company of the equity or voting interests of, or a material portion of the assets or business of, a third Person (except, in each case, to the extent expressly permitted by the terms of this Agreement), or (e) any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of any Group Company (except to the extent expressly permitted by the terms of this Agreement), in all cases of clauses (a)-(e), either in one or a series of related transactions, where such transaction(s) is to be entered into with a Person other than Parent or Merger Sub.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated November 10, 2022.

“Contract” means any written or oral contract, lease, license, indenture, instrument, undertaking or other legally enforceable agreement.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Data Security Requirements” means, collectively, all of the following to the extent relating to personal, sensitive or confidential information or data (including Personal Data), payment card data, or otherwise relating to privacy, security, or security breach notification requirements and as applicable to the Company business or any Group Company: (a) applicable Laws, (b) the Payment Card Industry Data Security Standard (PCI DSS) and any industry or self-regulatory standards binding and enforceable on any Group Company or that any Group Company holds itself out to any Person as being in compliance with, (c) agreements each Group Company has entered into or contractual obligations by which a Group Company is bound, and (d) each Group Company’s own written rules, policies and procedures.

“Deductible Company Transaction Expenses” means the lesser of (i) the Company Transaction Expenses and (ii) $9,000,000.

“Due Diligence Materials” means, with respect to any Person, the information set forth in any management presentation relating to such Person, their Affiliates or their Representatives, in materials made available in any “data room” (virtual or otherwise), including any cost estimates delivered or made available, financial projections or other projections, in presentations by members of management of such Person, in “break-out” discussions, in responses to questions, whether orally or in writing, in materials prepared by or on behalf of such Person, or in any other form.

“Employment Agreements” means each Employment Agreement, effective as of the Closing Date, to be entered into by and between Parent and each of Ryan Hartman, Elizabeth Kryst, Mateo Genna and Dale Hipsh (a “Key Employee”), in each case in form and substance reasonably acceptable to Parent.

“Environmental Laws” means all Laws relating to public or worker health or safety, protection of the environment or natural resources, pollution, or Hazardous Substances (including exposure to or manufacture, processing, marketing, labeling, registration, notification, packaging, import, distribution, use, treatment, storage, disposal, transport, handling or release of Hazardous Substances).

“Environmental Permits” means all Licenses issued or required pursuant to Environmental Laws.

“Equity Holder” means a holder of Equity Interests of the Company.

“Equity Incentive Plan” means the Company’s Amended and Restated 2014 Equity Incentive Plan.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, trust rights, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with any Group Company, is (or at a relevant time has been) treated as a single employer under Section 414 of the Code.

“Ex-Im Laws” means all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governing Documents” means (a) in the case of a corporation, its certificate of incorporation (or analogous document), articles and bylaws; (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company operating agreement; or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.

“Government Bid” means any quotation, bid or proposal by the Company or any Company Subsidiary that, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any Contract for the delivery of supplies or provision of services including without limitation any Governmental Entity agreements by or between the Group Companies and any (i) Governmental Entity or (ii) by or between the Group Companies as a subcontractor at any tier and any other Person in connection with any contract with a Governmental Entity.

“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, court, instrumentality, tribunal, arbitrator, legislative body, authority, body, program, plan, office, board, rate setting agency, bureau, division, official or instrumentality, or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction and including any contractors of a Governmental Entity, department or agency as authorized by Law, and acting pursuant to the terms and conditions of any such contract.

“Group Companies” means, collectively, the Company and each of the Company Subsidiaries.

“Hazardous Substance” means any material, substance or waste, for which standards of conduct or liability may be imposed pursuant to any Environmental Law, including petroleum, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances, noise, odor, pesticides, mold or radiation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, prepayment penalties, breakage costs, fees and premiums) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures, forward contract, currency, other hedging or swap arrangements or similar contracts or instruments, (c) issued or assumed as the deferred purchase price (whether created or arising under any conditional sale or other title retention agreement or otherwise) with respect to property, assets or service acquired by the Group Companies, including any “earn-outs,” “holdbacks” or other contingent payments (excluding any purchase commitments for capital expenditures or purchase commitments otherwise incurred in the ordinary course of business), (d) by which such Person assured a creditor against loss, including letters of credit, performance bonds, surety bonds and bankers’ acceptances, in each case to the extent drawn upon or currently payable and not contingent, (e) for capital leases accounted as such or required to be accounted as capital leases under GAAP and (f) in the nature of guarantees, directly or indirectly, of the obligations described in clauses (a) through (f) above of any other Person, in each case, excluding intercompany indebtedness.

“Intellectual Property” means all rights to intellectual property or other proprietary rights of any type in any jurisdiction throughout the world, including all of the following: (a) trademarks, service marks, trade names, trade dress, logos, slogans, social media identifiers and other indicia of origin, all applications and registrations therefor, and all goodwill associated with any of the foregoing (collectively, “Trademarks”); (b) patents and patent applications; (c) copyrights, copyrightable works, works of authorship, and all copyright registrations and applications; (d) Internet domain names, Internet websites and URLs; (e) trade secrets and confidential information, including know-how, processes, methods, techniques, technology, inventions (whether patentable or not), formulae, recipes, and compositions, customer and supplier lists, and business and marketing plans; (f) rights in software (including source code and object code), data, databases and documentation therefor; (g) rights of publicity, including the right to use the name, likeness, image, signature and biographical information of any natural Person; (h) any goodwill associated with each of the foregoing, and (i) any intellectual property rights of any kind or nature arising under any applicable Law.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Key Company Stockholders” means the Persons listed on Schedule B.

“Knowledge of the Company” means the knowledge of Ryan Hartman, Elizabeth Kryst, Mateo Genna and Dale Hipsh, in each case after reasonable due inquiry of direct employee reports.

“Law” means any federal, state, local or municipal constitution, treaty, statute, law, act, rule, regulation, code, ordinance, determination, guidance, principle of common law, administrative interpretation, sub-regulatory guidance, directive, or Orders of, or issued by, applicable Governmental Entities.

“Legal Dispute” means any Action between the Parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or any of the transaction contemplated hereby or thereby.

“Licenses” means all licenses, authorizations, approvals, registrations, permits (including insurance, environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means, with respect to any property or asset, mortgages, liens, pledges, security interests, charges, claims, restrictions, licenses, deeds of trust, defects in title, contingent rights or other burdens, options or encumbrances with respect to any property or asset.

“Lookback Date” means January 1, 2020.

“Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company and its Subsidiaries to perform any of their respective covenants or obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby; provided, that in the case of clause (a), the term “Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by (i) changes or proposed changes in laws, regulations or interpretations thereof after the date hereof, (ii) changes or proposed changes in GAAP after the date hereof, (iii) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (iv) events or conditions generally affecting the industries in which the Group Companies operate in the jurisdictions where the Group Companies operate, (v) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism, military actions or mass civil protests, (vi) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters, or (vii) any failure in and of itself to meet any internal or external projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that the underlying event, change, development, effect or occurrence giving rise to such failure may be taken into account (provided, that the matters described in clauses (i), (ii), (iii), (v) and (vi) shall be included in the term “Material Adverse Effect” to the extent any such matter has a disproportionate impact on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industries in which the Group Companies operate in the jurisdictions where the Group Companies operate).

“Material Customer” means each of the top ten (10) customers of the Group Companies based on amounts received during the twelve (12)-month periods ended December 31, 2022 and December 31, 2021.

“Material Supplier” means (a) each of the top ten (10) suppliers and vendors of the Group Companies based on amounts paid for goods during the twelve (12)-month periods ended December 31, 2022 and December 31, 2021 and (b) any sole source supplier or vendor of any goods or services of the Group Companies, other than any sole source supplier or vendor providing goods or services (i) that are not material to the Group Companies, or (ii) for which the Group Companies can readily obtain a replacement supplier or vendor without a material increase in the cost of goods or services.

“Materiality Exceptions” means the terms “material” or “materially”, any clause or phrase containing “material,” “materially,” “material respects,” “Material Adverse Effect,” “except where the failure to … has not and would not, individually or in the aggregate, have a Material Adverse Effect,” or “except as has not and would not, individually or in the aggregate, have a Material Adverse Effect,” or “has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect” or any similar terms, clauses or phrases (including any reference to any Group Company), other than the terms “Company Material Contracts,” “Material Customers,” and “Material Suppliers”.

“Merger Consideration” means a number of shares of Parent Common Stock (deemed to have a value of $10.00 per share) equal to the quotient (rounded down to the nearest whole number) obtained by dividing (a) the sum of (i) the Base Merger Consideration, plus (ii) the Aggregate Exercise Price, plus (iii) the Closing Cash, minus (iv) the Closing Indebtedness, minus (v) the Sponsor Promote Value, minus (vi) the Company Transaction Expenses, minus (vii) the Parent Transaction Expenses, by (b) the Reference Price.

“NYSE” means the New York Stock Exchange.

“Order” means any award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Ordinary Course” means, with respect to any Party, the ordinary course of business consistent with the past practices (including with respect to magnitude and frequency) of such Party.

“Other Parent Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Parent Shareholder Meeting (or any adjournment thereof), in accordance with the Parent Governing Documents and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Parent Board” means, at any time, the board of directors of Parent.

“Parent Bylaws” means the bylaws of Parent following the Domestication in substantially the form attached hereto as Exhibit C.

“Parent Certificate of Incorporation” means the certificate of incorporation of Parent following the Domestication in substantially the form attached hereto as Exhibit B.

“Parent Class A Ordinary Shares” means the Class A ordinary shares of Parent, par value $0.0001 per share.

“Parent Class B Ordinary Shares” means the Class B ordinary shares of Parent, par value $0.0001 per share.

“Parent Common Stock” means, following the Domestication, the common stock of Parent, par value $0.0001 per share, authorized pursuant to the Parent Certificate of Incorporation.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authorization) and Section 4.9 (Brokerage).

“Parent Governing Documents” means, at any time prior to the Domestication, the Amended and Restated Memorandum and Articles of Association of Parent and, at any time following the Domestication, the Parent Certificate of Incorporation and the Parent Bylaws, as in effect at such time.

“Parent Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent or (b) the ability of Parent and Merger Sub to perform any of their respective covenants or obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby; provided, that in the case of clause (a), the term “Parent Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by (i) changes or proposed changes in laws, regulations or interpretations thereof after the date hereof, (ii) changes or proposed changes in GAAP after the date hereof, (iii) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (iv) events or conditions generally affecting the industries in which Parent operates in the jurisdictions where Parent operates, (v) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism, military actions or mass civil protests, (vi) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters, or (vii) any failure in and of itself to meet any internal or external projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that the underlying event, change, development, effect or occurrence giving rise to such failure may be taken into account (provided, that the matters described in clauses (i), (ii), (iii), (v) and (vi) shall be included in the term “Parent Material Adverse Effect” to the extent any such matter has a disproportionate impact on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent relative to other comparable entities operating in the industries in which Parent operates in the jurisdictions where Parent operates).

“Parent Ordinary Shares” means, collectively, the Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Private Placement Warrant” means a warrant entitling the holder thereof to purchase one (1) Parent Class A Ordinary Shares at an exercise price of eleven dollars and fifty cents ($11.50) per share pursuant to the terms of the Private Placement Warrants Purchase Agreement, dated as of January 7, 2021, by and between Parent and Parent Sponsor.

“Parent Public Warrant” means a warrant entitling the holder thereof to purchase one (1) Parent Class A Ordinary Shares pursuant to the terms of the Warrant Agreement and at an exercise price of eleven dollars and fifty cents ($11.50) per share.

“Parent Share Redemption” means the election of an eligible holder of Parent Class A Ordinary Shares (as determined in accordance with the Parent Governing Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of Parent Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with the Parent Governing Documents and the Trust Agreement) in connection with the Parent Shareholder Meeting.

“Parent Shareholder Approval” means, collectively, the Required Parent Shareholder Approval and the Other Parent Shareholder Approval.

“Parent Shareholder Meeting” means a meeting of the Parent Shareholders in accordance with the Parent Governing Documents for the purposes of obtaining the Parent Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a Parent Share Redemption.

“Parent Shareholders” means the holders of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Sponsor” means Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership.

“Parent Transaction Expenses” means any legal, accounting, financial advisory, and other advisory, transaction or consulting fees, costs and expenses (including the Deferred Discount (as such term is defined in the Trust Agreement)) incurred by the Parent Entities in connection with the transactions contemplated hereby. Notwithstanding the foregoing or anything to the contrary herein, Parent Transaction Expenses shall not include any Company Transaction Expenses.

“Parent Warrants” means the Parent Public Warrants and the Parent Private Placement Warrants.

“Per Share Merger Consideration” means the quotient obtained by dividing (a) the Merger Consideration by (b) the Company Fully Diluted Shares, rounded down to the nearest whole number.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith with adequate reserves established in accordance with GAAP, (b) statutory, common law or contractual Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet due and payable, (d) in the case of Leased Real Property and Owned Real Property, zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such real property, (e) easements, rights, covenants, conditions and restrictions and other matters of record, with respect to real property, (f) matters shown or which would have shown on a current ALTA/NSPS survey of any real property, (g) any Liens in respect of the landlord’s fee or freehold interest in the underlying property, with respect to real property, (h) any other Liens that do not, individually or in the aggregate, materially impair the continued use, operation or value of the real property to which they relate, (i) Liens securing the Indebtedness of any Group Company in which the underlying Indebtedness will be discharged in connection with the Closing and such Liens released pursuant to Section 7.2(h), (j) in the case of Intellectual Property, non-exclusive licenses that are granted by a Group Company in the Ordinary Course; and (k) restrictions on transfers as required by state and federal securities Laws.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Personal Data” means information that is capable of identifying, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, consumer, or household or any other data that constitutes personal information, personally-identifiable information, personal data, or any similar term under any agreement, Law or privacy policy applicable to the Company.

“Process” (or “Processing” or “Processed”) means, with respect to any data or Company Systems, any operation or set of operations which is performed on data or sets of data or Company Systems, including collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Reference Price” means $10.00.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Agreements and containing a prospectus and proxy statement of Parent.

“Released Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of their respective successors and assigns.

“Representatives” of any Person means such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Required Parent Shareholder Approval” means the approval of each of the Required Transaction Proposals by the affirmative vote of the holders of the requisite number of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Parent Shareholder Meeting (or any adjournment thereof), in accordance with the Parent Governing Documents and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the Applicable Stock Exchange Proposal.

“Restricted Cash” means any cash which is not freely transferable or usable by Parent due to restrictions, limitations or taxes on transfer, use or distribution by Law, Contract or otherwise, including restrictions on dividends and repatriations or any other form of restriction.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (b) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, Her Majesty’s Treasury, and the European Union.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means (a) any security incident, including any breach of security, successful phishing incident, ransomware or malware attack affecting any Company Systems and resulting in the unauthorized or unlawful Processing of confidential information or Personal Data, or (b) incident in which confidential information or Personal Data was or may have been Processed in an unauthorized manner (whether any of the foregoing was possessed or controlled by a Group Company or by another Person on behalf of a Group Company, excluding good faith actions by a Group Company employee).

“Sponsor Promote Value” means an amount equal to (a) the number of Parent Class B Ordinary Shares as of immediately prior to the Closing (for the avoidance of doubt, after giving effect to any cancellation or forfeiture of such Parent Class B Ordinary Shares in connection with the transactions contemplated hereby), multiplied by (b) the Reference Price.

“Stockholder Agreements” means any stockholder agreement, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement, registration rights agreement or other agreement in effect with respect to any Equity Interests in any of the Group Companies, including those set forth on Schedule A.

“Subsidiary” or “Subsidiaries” means any Person of which the Company (or other specified Person) owns directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information supplied or required to be supplied to a Governmental Entity in connection with Taxes together with any attachments and all amendments thereto.

“Taxes” means all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added estimated, alternative or add-on minimum, customs and all other taxes, assessments, duties, levies, and other governmental charges of any kind in the nature of a tax, whether disputed or not, and any charges, additions, interest or penalties imposed by any Governmental Entity with respect thereto.

“Transaction Proposals” means collectively, (a) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (b) the adoption and the approval of the Domestication (the “Domestication Proposal”); (c) the adoption and approval of the issuance of the Parent Common Stock in connection with the transactions contemplated by this Agreement as required by Applicable Stock Exchange listing requirements (the “Applicable Stock Exchange Proposal”); (d) the adoption and approval of the amendment and restatement of the Parent Certificate of Incorporation in substantially the form attached hereto as Exhibit B (the “Charter Proposal”); (e) a non-binding, advisory vote on the adoption and approval of certain differences between the Parent Governing Documents prior to the Domestication and the proposed Parent Certificate of Incorporation and proposed Parent Bylaws; (f) the adoption and approval of each other proposal that either the SEC or the Applicable Stock Exchange (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (g)

the adoption and approval of each other proposal reasonably agreed to by Parent and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements; (h) the adoption and approval of the 2023 Omnibus Incentive Plan Proposal; and (i) the proposal for the adjournment of the Parent Shareholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 12, 2021, by and between Parent and Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.

“Warrant Agreement” means that certain Warrant Agreement, dated as of January 12, 2021, between Parent and Continental Stock Transfer & Trust Company, as warrant agent, as may be amended, modified or supplemented.

“Written Consent” means an executed written consent pursuant to Section 251 of the DGCL approving the adoption of this Agreement sufficient to deliver the Company Required Approval.

Additionally, each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Parent Filings	Section 5.10(d)
Agreement	Preamble
Alternative Financing	Section 5.19(b)
Alternative Financing Source	Section 5.19(b)
Assumed Option	Section 2.9
Assumed Warrant	Section 2.8
Audited Financial Statements	Section 3.6(a)(ii)
Business Combination Proposal	within definition of Transaction Proposals
CBA	Section 3.17(a)
Certificates of Merger	Section 1.2(b)
Change in Recommendation	Section 5.11
Closing	Section 7.1
Closing Date	Section 7.1
Closing Date Capitalization Statement	Section 2.1(b)
Closing Form 8-K	Section 5.10(e)
Closing Press Release	Section 5.10(e)
Closing Statement	Section 2.1(c)
Company	Preamble
Company Affiliate Agreement	Section 3.21
Company Certificate	Section 2.6(b)
Company Closing Certificate	Section 6.3(e)
Company Designee	Section 5.21(c)

Company Intellectual Property	Section 3.10(b)
Company Material Contracts	Section 3.12(b)
Company Released Parties	Section 5.20(a)
Company Stockholder Support Agreements	Recitals
Company Systems	Section 3.10(f)
Competing Buyer	Section 5.18(a)
DGCL	Recitals
DLLCA	Recitals
Domestication	Recitals
Domestication Proposal	within definition of Transaction Proposals
Draft Closing Date Capitalization Statement	Section 2.1(b)
Effective Time	Section 1.2(b)
Exchange Agent	Section 2.6(a)
Exchange Agent Agreement	Section 2.6(a)
Exchange Agent Fund	Section 2.5(a)
Financial Statements	Section 3.6(a)
First Certificate of Merger	Section 1.2(b)
First Merger	Section 1.2(b)
Food Laws	Section 3.24(b)
FTC	Section 3.24(b)
GAP Standard	Section 3.24(b)
Indemnified Persons	Section 5.9(a)
Insurance Policies	Section 3.20
Intended Tax Treatment	Recitals
Interim Period	Section 5.1(a)
Investors	Recitals
IRS	Section 3.16(b)(iv)
Key Employees	Section 5.1(a)
Lease	Section 3.9(c)
Leases	Section 3.9(c)
Leased Real Properties	Section 3.9(b)
Leased Real Property	Section 3.9(b)
Letter of Transmittal	Section 2.6(b)
Mergers	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Nonparty Affiliates	Section 9.17
NYSE Proposal	within definition of Transaction Proposals
OFAC	within definition of Sanctioned Person
Outside Date	Section 8.1(e)
Owned Real Property	Section 3.9(a)
Parent	Preamble
Parent Board Recommendation	Section 5.11
Parent Closing Certificate	Section 6.2(c)
Parent Closing Statement	Section 2.1(a)
Parent Competing Transaction	Section 5.18(b)
Parent Designee	Section 5.21(b)

Parent Disclosure Schedule	Article IV
Parent Public Securities	Section 4.13
Parent Released Parties	Section 5.20(b)
Parent SEC Documents	Section 4.11
Parties	Preamble
Party	Preamble
PCAOB Financial Statements	Section 5.10(f)
Previously Paid Company Transaction Expenses	Section 7.2(i)
Privileged Communications	Section 9.21
Prospectus	Section 9.20
Registration Rights Agreement	Recitals
Schedules	Article III
Second Certificate of Merger	Section 1.2(c)
Second Effective Time	Section 1.2(c)
Second Merger	Recitals
Section 16	Section 5.12
Separate Indemnitor	Section 5.9(g)
Signing Form 8-K	Section 5.10(a)
Signing Press Release	Section 5.10(a)
Sponsor Agreement	Recitals
Sponsor Parties	Recitals
Subscription Agreements	Recitals
Surviving Company	Section 1.1
Surviving Company Governing Documents	Section 1.3
Surviving Corporation	Recitals
Terminating Company Breach	Section 8.1(c)
Terminating Parent Breach	Section 8.1(d)
Trade Control Laws	Section 3.18(a)
Trademarks	within definition of Intellectual Property
Trust Account	Section 4.16
Trust Amount	Section 4.16
Unaudited Financial Statements	Section 5.10(f)
Waiving Parties	Section 9.21
Waiving Party Group	Section 9.21
Warrant Agreement Amendments	Section 5.24
WARN Act	Section 3.17(c)

*    *    *    *    *

Exhibit B

CERTIFICATE OF INCORPORATION OF

WORLD VIEW ENTERPRISES INC.

ARTICLE I

The name of this corporation is World View Enterprises Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, New Castle County, Wilmington, DE 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

ARTICLE IV

Section 1. Total Authorized

1.1 The total number of shares of all classes of capital stock that the Corporation has authority to issue is 1,000,000,000 shares, consisting of two (2) classes: 990,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) and 10,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

1.2 Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 2. Preferred Stock

2.1 The Corporation’s Board of Directors (the “Board”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one (1) or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (the “Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

2.2 Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

Section 3. Rights of Common Stock. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”) and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one (1) or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock). Except as otherwise expressly provided herein or required by applicable law, each holder of Common Stock shall have the right to one (1) vote per share of Common Stock held of record by such holder.

ARTICLE V

Section 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided herein or required by law. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws, the directors of the Corporation are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board (as defined below) shall be fixed from time to time exclusively by resolution duly adopted by a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors of the board of directors of the Corporation whether or not there exist any vacancies in previously authorized directorships.

Section 3. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three (3) classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the date of the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effectiveness Date”), the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effectiveness Date and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effectiveness Date. At each annual meeting of stockholders following the Effectiveness Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Section 4. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to ensure that no one class has more than one (1) director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

Section 5. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, any vacancy occurring in the Board for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires or until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal.

Section 6. Election of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VI

Section 1. To the fullest extent permitted by the General Corporation Law as it now exists and as it may hereafter be amended, no current or former director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a current or former director, then the liability of such director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended. For purposes of this Article VI, references to “director” shall include, for the avoidance of doubt, any person who has served as a director of Leo Holdings III Corp., a Cayman Islands exempted company.

Section 2. The Corporation, to the fullest extent permitted by Section 145 of the General Corporation Law, shall indemnify, advance expenses and hold harmless all persons whom it may indemnify pursuant thereto (including current and former directors).

Section 3. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect any right or protection of, or any limitation on the personal liability of, a current or former director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VII

Section 1. The Board shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Preferred Stock issued pursuant to any Certificate of Designation), the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws.

Section 2. In the event that a member of the Board who is not an employee of the Corporation, or any partner, member, director, stockholder, employee or agent of such member, other than someone who is an employee of the Corporation (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board (a “Corporate Opportunity”), then the Corporation, pursuant to Section 122(17) of the DGCL and to the maximum extent permitted from time to time under Delaware law, (i) renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

ARTICLE VIII

Section 1. Subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 2. Special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws) or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation or any stockholder to the Corporation or the Corporation’s stockholders; (iii) any action or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the General Corporation Law, this Certificate or the Bylaws of the Corporation (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate or the Bylaws of the Corporation (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation or any stockholder, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article IX shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

If any provision of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Certificate of Incorporation (including without limitation, all portions of any section of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall remain in full force and effect.

ARTICLE XI

Section 1. The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), and subject to Sections 1 and 2.1 of Article IV, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal or adopt any provision inconsistent with Sections 1.2 and 2 of Article IV, or Article V, Article VI, Article VII, Article VIII, Article IX, Article X, or this Section 1 of this Article XI (the “Specified Provisions”); provided, further, that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

Section 2. Notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), the affirmative vote of the holders of Common Stock representing at least seventy-five percent (75%) of the voting power of the then-outstanding shares of Common Stock, voting separately as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, Sections 1.2, 2.2, 3 of Article IV or this Section 2 of Article XI.

* * *

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this ____ day of ___________, 2023.

Exhibit C

WORLD VIEW ENTERPRISES INC.

(a Delaware corporation)

BYLAWS

As Adopted [•], 2023 and

As Effective [•], 2023

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

		Page

8.7	Time Periods	25

ARTICLE IX AMENDMENT		25

-iii-

WORLD VIEW ENTERPRISES INC.

(a Delaware corporation)

BYLAWS

As Adopted [•], 2023 and

As Effective [•], 2023

ARTICLE I

STOCKHOLDERS

1.1 Annual Meetings.

An annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors (the “Board”) of World View Enterprises Inc. (the “Corporation”) shall fix. The meeting may be held either at a place, within or without the State of Delaware as permitted by the Delaware General Corporation Law (the “DGCL”), or by means of remote communication, in each case as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting.

1.2 Special Meetings.

Special meetings of stockholders for any purpose or purposes shall be called in the manner set forth in the Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (“CGCL”), stockholders holding five percent (5%) or more of the outstanding shares shall have the right to call a special meeting of stockholders only as set forth in Section 2.2.5 of these Bylaws.

1.3 Notice of Meetings.

Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting. In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

1.4 Adjournments.

The chairperson of the meeting (as determined by Section 1.6) shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders, annual or special, may be adjourned from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the stockholders may transact any business that might have been transacted by them at the original meeting. To the fullest extent permitted by law, the Board may postpone, reschedule or cancel any previously scheduled special or annual meeting of stockholders before it is to be held, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 1.3 hereof or otherwise, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

1.5 Quorum.

Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.6 Organization.

Meetings of stockholders shall be presided over by (a) such person as the Board may designate, or (b) in such person’s absence, the Chairperson of the Board, or (c) in such person’s absence, the Lead Independent Director, or, (d) in such person’s absence, the Chief Executive Officer of the Corporation, or (e) in such person’s absence, the President of the Corporation, or (f) in the absence of such person, by a Vice President. Such person shall be the chairperson of the meeting and, subject to Section 1.10 of these Bylaws, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to such person to be in order. The Secretary of the Corporation shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

2

1.7 Voting; Proxies.

Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder of record entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation (a) a revocation of the proxy or (b) a new proxy bearing a later date and explicitly revoking such prior proxy. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, rule or regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter (or if there are two (2) or more classes or series of stock entitled to vote as separate classes, then in the case of each class or series, the holders of a majority of the voting power of the shares of stock of that class or series present in person, by remote communication, if applicable, or represented by proxy at the meeting voting for or against such matter).

1.8 Fixing Date for Determination of Stockholders of Record.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting in conformity herewith; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.8 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60) days prior to such action. If no such record date is fixed by the Board, then the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

3

1.9 List of Stockholders Entitled to Vote.

The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at such meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (a) on a reasonably accessible electronic network as permitted by applicable law (provided that the information required to gain access to the list is provided with the notice of the meeting), or (b) during ordinary business hours, at the principal place of business of the Corporation. Except as otherwise provided by law, the list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.10 Inspectors of Elections.

1.10.1 Applicability. Unless otherwise required by the Certificate of Incorporation or by the DGCL, the following provisions of this Section 1.10 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.10 shall be optional, and at the discretion of the Board.

1.10.2 Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one (1) or more inspectors of election to act at the meeting or the adjournment thereof and make a written report thereof. The Corporation may designate one (1) or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one (1) or more inspectors to act at the meeting.

1.10.3 Inspector’s Oath. Each inspector of election, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

1.10.4 Duties of Inspectors. At a meeting of stockholders, the inspectors of election so appointed or designated shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (b) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting, and their count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. No person who is a candidate for an office at an election may serve as an inspector at such election.

1.10.5 Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting or the adjournment thereof shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware, upon application by a stockholder, shall determine otherwise.

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1.10.6 Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies pursuant to Section 211(a)(2)b.(i) of the DGCL, or in accordance with Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.10 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

1.11 Notice of Stockholder Business; Nominations.

1.11.1 Annual Meeting of Stockholders.

(a) Nominations of persons for election to the Board and the proposal of any other business to be considered by the stockholders may be made at an annual meeting of stockholders, or any special meeting of stockholders called for such purpose only: (i) pursuant to the Corporation’s notice of such meeting (or any supplement thereto), (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.11, and at the time of such meeting (the “Record Stockholder”), who is entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders, and such stockholder must fully comply with the notice and other procedures set forth in this Section 1.11 to make such nominations or propose business before an annual meeting.

(b) For nominations or other business to be properly brought before an annual meeting by a Record Stockholder pursuant to Section 1.11.1(a) of these Bylaws:

(i) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11;

(ii) such other business (other than the nomination of persons for election to the Board) must otherwise be a proper matter for stockholder action under applicable law;

(iii) if the Proposing Person (as defined below) has provided the Corporation with a Solicitation Notice (as defined below), such Proposing Person must, in the case of a proposal other than the nomination of persons for election to the Board, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Record Stockholder, and must, in either case, have included in such materials the Solicitation Notice; and

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(iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1.11, the Proposing Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.11.

To be timely, a Record Stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of the Corporation’s first annual meeting following the closing of the Transaction (as defined below), for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.11.2 of these Bylaws); provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is more than thirty (30) days before, or more than sixty (60) days after, such anniversary date, notice by the Record Stockholder to be timely must be so delivered (A) no earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or postponement of an annual or special meeting for which notice has been given commence a new time period (or extend any time period) for providing the Record Stockholder’s notice. Such Record Stockholder’s notice shall set forth:

(x) as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director:

(i) the name, age, business address and residence address of such person;

(ii) the principal occupation or employment of such person (present and for the past five years);

(iii) the class, series and number of any shares of capital stock of the Corporation that are beneficially owned or owned of record by such person or any Associated Person (as defined in Section 1.11.3(c));

(iv) the date or dates such shares of capital stock of the Corporation were acquired and the investment intent of such acquisition;

(v) all other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for the election of directors in a contested election (even if a contested election is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (including such person’s written consent to being named in the proxy statement as a nominee, to the public disclosure of information regarding or related to such person provided to the Corporation by such person or otherwise pursuant to this Section 1.11 and to serving as a director if elected); and

(vi) whether such person meets the independence requirements of the stock exchange upon which the Corporation’s Common Stock is primarily traded.

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(y) as to any other business that the Record Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; and

(z) as to the Proposing Person giving the notice:

(i) the current name and address of such Proposing Person, including, if applicable, their name and address as they appear on the Corporation’s stock ledger, if different;

(ii) the class or series and number of shares of capital stock of the Corporation that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future;

(iii) whether and the extent to which any derivative interest in the Corporation’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement, as well as any rights to dividends on the shares of any class or series of shares of the Corporation that are separated or separable from the underlying shares of the Corporation) or any short interest in any security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any increase or decrease in the value of the subject security, including through performance-related fees) is held directly or indirectly by or for the benefit of such Proposing Person, including, without limitation, whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of the Corporation;

(iv) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand;

(v) any direct or indirect material interest in any material contract or agreement with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

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(vi) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (the disclosures to be made pursuant to the foregoing clauses (iv) through (vi) are referred to as “Disclosable Interests”). For purposes hereof, “Disclosable Interests” shall not include any information with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(vii) such Proposing Person’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 1.11;

(viii) a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in Section 1.11.3(c)) with such Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons;

(ix) as to each person whom such Proposing Person proposes to nominate for election or re-election as a director, any agreement, arrangement or understanding of such person with any other person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director known to such Proposing Person after reasonable inquiry;

(x) a representation that the Record Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and will continue to be a holder of record of the Corporation entitled to vote at such meeting through such date of such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(xi) a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees and/or to solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 under the Exchange Act (an affirmative statement of such intent being a “Solicitation Notice”); and

(xii) any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of the Corporation.

A stockholder providing written notice required by this Section 1.11 will update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the close of business on the fifth (5th) business day prior to the meeting and, in the event of any adjournment or postponement thereof, the close of business on the fifth (5th) business day prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than five (5) business days after the record date for the meeting, and in the case of an update and supplement pursuant to clause (ii) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

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(c) Notwithstanding anything in the second sentence of Section 1.11.1(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public Announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least ninety (90) days prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least ninety (90) days prior to such annual meeting), a stockholder’s notice required by this Section 1.11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation no later than the close of business on the tenth (10th) day following the day on which such Public Announcement is first made by the Corporation.

(d) Notwithstanding anything in Section 1.11 or any other provision of the Bylaws to the contrary, any person who has been determined by a majority of the Whole Board to have violated Section 2.11 of these Bylaws or a Board Confidentiality Policy (as defined below) while serving as a director of the Corporation in the preceding five (5) years shall be ineligible to be nominated or serve as a member of the Board, absent a prior waiver for such nomination or service approved by two-thirds of the Whole Board.

1.11.2 Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (a) by or at the direction of the Board or any committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one (1) or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.11.1(b) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation (i) no earlier than the one hundred twentieth (120th) day prior to such special meeting and (ii) no later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

1.11.3 General.

(a) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.11 shall be eligible to be elected at a meeting of stockholders and serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.11. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.11 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder (or a Qualified Representative of the stockholder (as defined below)) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

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(b) Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.11 shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or any other applicable federal or state securities law with respect to that stockholder’s request to include proposals in the Corporation’s proxy statement or (b) the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(c) For purposes of this Section 1.11 the following definitions shall apply:

(A) a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or toward a common goal relating to the management, governance or control of the Corporation in substantial parallel with, such other person where (1) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (2) at least one additional factor suggests that such persons intend to act in concert or in substantial parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in substantial parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) (or any successor provision) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person;

(B) “Associated Person” shall mean with respect to any subject stockholder or other person (including any proposed nominee) (1) any person directly or indirectly controlling, controlled by or under common control with such stockholder or other person, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or other person, (3) any associate (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), of such stockholder or other person, and (4) any person directly or indirectly controlling, controlled by or under common control or Acting in Concert with any such Associated Person;

(C) “Proposing Person” shall mean (1) the stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting, (2) the beneficial owner or beneficial owners, if different, on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made, and (3) any Associated Person on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made;

(D) “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and

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(E) to be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the annual meeting; provided, however, that if the stockholder is (1) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership shall be deemed a Qualified Representative, (2) a corporation or a limited liability company, any officer or person who functions as the substantial equivalent of an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company shall be deemed a Qualified Representative or (z) a trust, any trustee of such trust shall be deemed a Qualified Representative. The Secretary of the Corporation, or any other person who shall be appointed to serve as the secretary of the meeting, may require, on behalf of the Corporation, reasonable and appropriate documentation to verify the status of a person purporting to be a “Qualified Representative” for purposes hereof.

ARTICLE II

BOARD OF DIRECTORS

2.1 Number; Qualifications.

The total number of directors constituting the Board (the “Whole Board”) shall be fixed from time to time in the manner set forth in the Certificate of Incorporation. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

2.2 Election; Resignation; Removal; Vacancies.

2.2.1 Election of directors need not be by written ballot. Unless otherwise provided by the Certificate of Incorporation and subject to the special rights of holders of any series of Preferred Stock to elect directors, the Board shall be divided into three (3) classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the Whole Board. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal.

2.2.2 Any director may resign at any time by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, President or the Secretary of the Corporation. Such resignation shall be effective upon delivery unless it is specified to be effective at a later time or upon the happening of an event. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation. Subject to the special rights of holders of any series of Preferred Stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law; provided, however, that during such time or times that the Corporation is subject to Section 2115(b) of the CGCL, the entire Board or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, further, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

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2.2.3 Except as otherwise provided by law, all vacancies occurring in the Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth in the Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, all directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting.

2.2.4 No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled, unless, at the time of the election, the Corporation is subject to Section 2115(b) of the CGCL. During such time or times that the Corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

2.2.5 At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then (i) any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or (ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL. The term of office of any director shall terminate upon that election of a successor. In order to be valid, a request to call a special meeting pursuant to Section 2.2.5(i), shall be in writing, shall specify the nominees that such stockholder (or stockholders) proposes to nominate at the special meeting and shall be addressed to the attention of the Chairman of the Board of Directors, President, Vice President or Secretary of the Corporation.

2.3 Regular Meetings.

Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board but a copy of every resolution fixing or changing the time or place of regular meetings shall be mailed to every director at least five (5) days before the first meeting held in pursuance thereof.

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2.4 Special Meetings.

Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, or President, the Lead Independent Director or by resolution adopted by a majority of the Whole Board and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

2.5 Remote Meetings Permitted.

Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other remote communications by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other remote communications shall constitute presence in person at such meeting.

2.6 Quorum; Vote Required for Action.

At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

2.7 Organization.

Meetings of the Board shall be presided over by (a) the Chairperson of the Board, or (b) in such person’s absence, the Lead Independent Director, or (c) in such person’s absence, by the Chief Executive Officer, or (d) in such person’s absence, by a chairperson chosen by the Board at the meeting. The Secretary shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

2.8 Unanimous Action by Directors in Lieu of a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or by these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.9 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

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2.10 Compensation of Directors.

Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and reimbursement of expenses and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

ARTICLE III

COMMITTEES

3.1 Committees.

The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

3.2 Committee Rules.

Each committee shall keep records of its proceedings and make such reports as the Board may from time to time request. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.

ARTICLE IV

OFFICERS; CHAIRPERSON; LEAD INDEPENDENT DIRECTOR

4.1 Generally.

The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a President, a Secretary and a Treasurer and may consist of such other officers, including, without limitation, a Chief Financial Officer and one (1) or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board. Such officers shall have the authority and duties delegated to each of them, respectively, by these Bylaws or the Board of Directors from time to time. Except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws, each officer shall hold office until such officer’s successor is

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duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal. Any number of offices may be held by the same person. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board and the Board may, in its discretion, leave unfilled, for such period as it may determine, any offices. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal.

4.2 Chief Executive Officer.

Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) to act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) subject to Article I, Section 1.6 of these Bylaws, to preside at all meetings of the stockholders;

(c) subject to Article I, Section 1.2 of these Bylaws, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as the Chief Executive Officer shall deem proper;

(d) to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; and

(e) to sign certificates for shares of stock of the Corporation (if any);

(f) and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The person holding the office of President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer.

4.3 Chairperson of the Board.

Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe.

4.4 Lead Independent Director.

The Board may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all meetings at which the Chairperson of the Board is not present and shall exercise such other powers and duties as may from time to time be assigned to such person by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Common Stock is primarily traded.

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4.5 President.

The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one (1) individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

4.6 Vice President.

Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President or that are delegated to such Vice President by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer’s or President’s absence or disability.

4.7 Chief Financial Officer.

The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer, or as the Board may from time to time prescribe.

4.8 Treasurer.

The person holding the office of Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.9 Secretary.

The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

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4.10 Delegation of Authority.

The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

4.11 Removal.

Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. The election or appointment of an officer shall not of itself create contract rights.

ARTICLE V

STOCK

5.1 Certificates; Uncertificated Shares.

The shares of capital stock of the Corporation shall be uncertificated shares; provided, however, that the resolution of the Board that the shares of capital stock of the Corporation shall be uncertificated shares shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the foregoing, the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation, by any two authorized officers of the Corporation (it being understood that each of the Chairperson of the Board, Vice Chairperson of the Board, Chief Executive Officer, President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, and any Assistant Secretary of the Corporation shall be an authorized officer for such purpose), representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue. With respect to all uncertificated shares, the name of the holder of record of such uncertificated shares represented, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares.

The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

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5.3 Other Regulations.

Subject to applicable law, the Certificate of Incorporation and these Bylaws, the issue, transfer, conversion and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.

5.4 Lock-up.

5.4.1 Subject to Section 5.4.3, the holders (the “Current Holders”) of (i) Common Stock issued as the “Per Share Merger Consideration” pursuant to the “Merger”, each as defined in the Agreement and Plan of Merger, entered into on January 11, 2023, by and among (1) Leo Holdings Corp. II, a Cayman Islands exempted company (“Sponsor”), (2) Glimpse Merger Sub, Inc., a Delaware corporation, (3) Glimpse Merger Sub II, LLC, a Delaware limited liability company, and (4) World View Enterprises, Inc., a Delaware corporation (as amended, the “Merger Agreement”); (ii) shares of Common Stock issued to directors, officers and employees of the Corporation or its subsidiaries upon the exercise of Assumed Options (as defined in the Merger Agreement) or in connection with the settlement of Parent RSUs (as defined in the Merger Agreement) issued in connection with the assumption of Company RSUs (as defined in the Merger Agreement); and (iii) shares of Common Stock issued on exercise or conversion of Assumed Warrants (as defined in the Merger Agreement) or any other securities convertible into or exchangeable or exercisable for Common Stock, which holders include, for the avoidance of doubt, the Holders’ Lock-up Transferees and direct or indirect Lock-up Transferees of any such holders (collectively, the “Additional Holders”, and together with the Current Holders, the “Holders”) may not Transfer, or make a public announcement of any intention to effect such Transfer of, any Lock-Up Shares (as defined below) Beneficially Owned (as defined below) or otherwise held by the Holder during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 5.4.3. Notwithstanding anything to the contrary in the foregoing or else herein, the term “Holder” shall not include any lender (or its successors or assigns) to whom shares of Common Stock are pledged (collectively, the “Pledged Shares”) upon transfer of such Pledged Shares to such entity or person following a foreclosure or exercise of other remedies by such lender under the applicable loan or other agreement.

5.4.2 During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Section 5.4 shall be null and void, and the Corporation shall refuse to recognize any such Transfer for any purpose.

5.4.3 Notwithstanding the provisions set forth in Section 5.4.1, a Holder may Transfer, without the consent of the Corporation, any of its Lock-Up Shares (a) to any of its Permitted Transferees, upon written notice to the Corporation or (b) (i) to a bona fide charitable organization, upon written notice to the Corporation; (ii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iii) in the case of an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree, or separation agreement; (iv) in the case of an entity, by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (v) pursuant to transactions of the Corporation Shares or other securities convertible into or exercisable or exchangeable for the Corporation Shares acquired in open market transactions after the Closing; (vi) to the Corporation pursuant to the exercise of any options or warrants to purchase the Corporation Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis); (vii) to the Corporation upon the conversion of convertible notes to acquire the Corporation shares (which conversions may be effected on a cashless basis); (viii) to the Corporation in connection with the vesting and settlement of restricted stock units, restricted stock or other rights to acquire shares in the Corporation; (ix) to the Corporation to satisfy tax withholding obligations pursuant to the Corporation’s

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equity incentive plans or arrangements, but only to the extent permitted pursuant to the terms of the Corporation’s equity incentive plans; (x) to satisfy tax obligations upon exercise or settlement of options, restricted stock units, or restricted stock; (xi) to the Corporation pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by the Corporation or the Corporation or forfeiture of the Holder’s shares in the Corporation or the Corporation or other securities convertible into or exercisable or exchangeable for shares in the Corporation or the Corporation in connection with the termination of the Holder’s service to the Corporation or the Corporation; (xii) pursuant to the entry, by the Holder, at any time after the Closing, into any trading plan providing for the sale of the Corporation Shares by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any the Corporation Shares during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period; (xiii) pursuant to Transfers of the Corporation Shares acquired by the Holder in the PIPE Financing (as defined in the Merger Agreement); (xiv) pursuant to transactions solely to satisfy any U.S. federal, state, or local income tax obligations of the Holder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents the Transactions from qualifying as a “reorganization” pursuant to Section 368 or Section 351 of the Code (and the Transactions do not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes) solely to the extent that such income tax obligations are actually due and required to be paid prior to the expiration of the Lock-Up Period; and (xv) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date; provided, that in connection with any Transfer of such Lock-Up Shares pursuant to clause (a), clauses (b)(i)-(iv), clause (b)(ix) or clause (b)(xi) above to any party other than the Corporation, (x) the restrictions and obligations contained in this Section 5.4 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares, and (y) the Transferee of such Lock-Up Shares shall have no rights under this Section 5.4, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee. To the extent a Transfer of Lock-Up Shares is made during the Lock-Up Period with the prior consent of the Corporation (which shall not include any Transfers permitted without the consent of the Corporation pursuant to clauses (a) or (b) of this Section 5.4), such consent shall also apply to a proportionate number of (i) Lock-Up Shares or other securities of the Corporation owned by Holders party to a Lock-Up Agreement entered in connection with the Merger Agreement and (ii) shares of the Corporation subject to the Lock-Up (as defined in the Letter Agreement, dated January 7, 2021 by and among the Corporation and the other parties thereto); provided that the proportionate release in this sentence shall not apply to any prior consent of the Corporation made in connection with any underwritten public offering so long as each Holder, to the extent such Holder has a contractual right to demand or require the registration of such Holder’s Common Stock in a public offering or otherwise “piggyback” on a registered public offering by the Corporation, is offered an opportunity to participate on a basis consistent with such contractual rights in such public offering. Sponsor is an intended third-party beneficiary of this Section 5.4, and during the Lock-Up Period, this Section 5.4 may not be amended, modified, waived, altered or supplemented without the prior written consent of Sponsor.

5.4.4 For purpose of this Section 5.4:

(i) the term “Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; provided, that, a Transfer with respect to any Equity Securities shall, for purposes of this Agreement, mean that the Transferor no longer Beneficially Owns such Equity Securities (except, for the avoidance of doubt, for any Transfer to Permitted Transferees or with respect to pledges or encumbrances which do not Transfer economic risk). “Beneficially Owns,” “Beneficially Owned,” and “Beneficial Ownership” shall have correlative meanings.

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(ii) the term “Equity Securities” means, with respect to any person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such person, all of the warrants, options or other rights for the purchase or acquisition from such person of shares of capital stock or equity of (or other ownership or profit interests in) such person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such person or warrants, rights or options for the purchase or acquisition from such person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such person (including partnership or member interests therein), whether voting or nonvoting.

(iii) the “Family Member” means, with respect to any person, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such person or any trust created for the benefit of such person or of which any of the foregoing is a beneficiary.

(iv) the term “Lock-Up Agreement” means any agreement entered into in connection with the Merger Agreement restricting the transfer of Lock-Up Shares during the Lock-Up Period;

(v) the term “Lock-Up Shares” means shares of Common Stock Beneficially Owned by a Current Holder or any other securities so owned convertible into or exercisable or exchangeable for Common Stock of the Corporation immediately following the closing of the Merger (other than Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act, as amended, pursuant to a subscription agreement where the issuance of Common Stock occurs on or after the closing of the Merger); provided, that, for clarity, Common Stock issued in connection with the PIPE Financing (as defined in the Merger Agreement) shall not constitute Lock-Up Shares;

(vi) the term “Lock-Up Period” means the period commencing on the Closing Date and ending on the date that is the one hundred and eighty (180) days after the Closing Date;

(vii) the term “Lock-Up Shares” means, collectively, (i) Common Stock held by a Holder as of the Closing Date and (ii) any Equity Securities of the Corporation issued to the Holder by the Corporation subsequent to the Closing Date and prior to the expiration of the Lock-Up Period;

(viii) the term “Lock-up Transferees” means, prior to the expiration of the Lock-Up Period, any person or entity to whom a Holder is permitted to Transfer securities prior to the expiration of the Lock-Up Period pursuant to Section 5.4.3;

(ix) the term “Permitted Transferees” means with respect to any person, (a) any Family Member of such person and (b) any affiliate of such person (including any partner, limited partner, stockholder, shareholder, member controlling or under common control with such member and affiliated investment fund or vehicle) of such person, but excluding any affiliate under this clause (b) who operates or engages in a business which competes with the business of the Corporation or its subsidiaries and any portfolio company;

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(x) the term “Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge, hedge, encumbrance, or hypothecation or other disposition (whether by operation of law or otherwise), contract or legally binding agreement to undertake any of the foregoing, by the Transferor and, when used as a verb, the Transferor voluntarily or involuntarily, directly or indirectly, transfers, sells, pledges, hedges, encumbers or hypothecates or otherwise disposes of (whether by operation of law or otherwise), contracts or agrees (in a legally binding manner) to do any of the foregoing, including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification of Officers and Directors.

Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing, subject to Section 6.5 of these Bylaws, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

6.2 Advance of Expenses.

Except as otherwise provided in a written indemnification contract between the Corporation and an Indemnitee, the Corporation shall pay on a current and as-incurred basis all expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that if the DGCL then so requires, the advancement of such expenses shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise.

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6.3 Non-Exclusivity of Rights.

The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

6.4 Indemnification Contracts.

The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VI.

6.5 Right of Indemnitee to Bring Suit.

The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 6.4 of these Bylaws.

6.5.1 Right to Bring Suit. If a claim under Section 6.1 or 6.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met any applicable standard of conduct which makes it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the Indemnitee for the amount claimed.

6.5.2 Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

6.5.3 Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

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6.6 Nature of Rights.

The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, repeal or modification.

6.7 Insurance.

The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE VII

NOTICES

7.1 Notice.

7.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 7.1.2 of these Bylaws) or by applicable law, all notices required to be given pursuant to these Bylaws shall be in writing and may (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or, if specifically consented to by the stockholder as described in Section 7.1.2 of these Bylaws, by sending such notice by facsimile, electronic mail or other form of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person’s address as it appears on the records of the Corporation. The notice shall be deemed given: (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person; (b) in the case of delivery by mail, upon deposit in the mail; (c) in the case of delivery by overnight express courier, when dispatched; and (d) in the case of delivery via facsimile, electronic mail or other form of electronic transmission, at the time provided in Section 7.1.2 of these Bylaws.

7.1.2 Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (a) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting

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or other action. Notice given pursuant to this Section 7.1.2 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

7.1.3 Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII

MISCELLANEOUS

8.1 Fiscal Year.

The fiscal year of the Corporation shall be determined by resolution of the Board.

8.2 Seal.

The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

8.3 Form of Records.

Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of any other information storage device or method, electronic or otherwise, provided, that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

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8.4 Reliance Upon Books and Records.

A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

8.5 Certificate of Incorporation Governs.

In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

8.6 Severability.

If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

8.7 Time Periods.

In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE IX

AMENDMENT

Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, and any adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as expressly provided in the Certificate of Incorporation.

*     *     *     *     *

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CERTIFICATION OF BYLAWS

OF

WORLD VIEW ENTERPRISES INC.

(a Delaware corporation)

I, [______], certify that I am the [Secretary] of World View Enterprises Inc., a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification and that the attached Bylaws are a true and complete copy of the Bylaws of the Corporation in effect as of the date of this certificate.

Dated: [•], 2023
[_______]
[Secretary]

EXHIBIT D

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is entered into as of January 12, 2023, by and between Leo Holdings Corp. II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance the Merger Agreement (as defined below), “Parent”), World View Enterprises Inc., a Delaware corporation (the “Company”) and the undersigned stockholder of the Company (the “Company Stockholder”). Capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, it is contemplated that, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Glimpse Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and wholly owned Subsidiary of Parent (“Merger Sub II”) and the Company, Merger Sub I shall merge with and into the Company pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with the Company being the surviving corporation (the “First Merger”), and immediately following the consummation of the First Merger, the Company will merge with and into Merger Sub II pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with Merger Sub II being the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, as of the date hereof, the Company Stockholder is the record and beneficial owner of the number of shares of Company Common Stock and/or other Equity Interests of the Company set forth on Schedule 1 attached hereto (the “Equity Securities”), such Equity Securities represent a substantial interest in the Company, and accordingly, the Company Stockholder has acquired confidential and proprietary information relating to the business and operations of the Group Companies.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Voting; Waiver of Appraisal Rights. The Company Stockholder agrees as follows: (a) the Company Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, any dissenters’ rights and any similar rights relating to the Mergers or any other transaction contemplated by the Merger Agreement that the Company Stockholder may have (under Section 262 of DGCL or otherwise) by virtue of, or with respect to, any outstanding Company Common Stock owned of record or beneficially by the Company Stockholder; (b) the Company Stockholder will, with respect to all of the Company Stockholder’s shares of Company Common Stock (including any shares of Company Common Stock resulting from the exercise or conversion of any Equity Interests after the date hereof), vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers and will not withdraw or rescind such vote or otherwise take action to make such vote ineffective; (c) prior to the Effective Time, the Company Stockholder will execute and deliver a Letter of Transmittal for all of the Company Stockholder’s shares of Company Common Stock (including any shares of Company Common Stock resulting from the exercise or conversion of any Equity Interests after the date hereof); and (d) the Company Stockholder will cooperate with Parent and the Company in taking such actions as are reasonably necessary and requested by Parent or the Company to consummate the transactions contemplated by the Merger Agreement.

2. Representations and Warranties of the Company Stockholder.

(a) The Company Stockholder hereby represents and warrants to Parent that the Equity Securities held by the Company Stockholder constitute all of the shares of Company Common Stock and other Equity Interests of the Group Companies owned of record or beneficially by the Company Stockholder as of the date hereof. The Company Stockholder has good and valid title to such Equity Securities and as of the Effective Time will have good and valid title to such Equity Securities free and clear of all Liens (other than transfer restrictions under applicable securities Laws and other restrictions as set forth in the Stockholder Agreements).

(b) (A) (i) If the Company Stockholder is an individual, the Company Stockholder has all legal right, power and capacity to execute and deliver this Agreement and the Ancillary Agreements to which he or she is a party, to perform his or her obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, or (ii) if the Company Stockholder is not an individual, the Company Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization and has all requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, (B) if the Company Stockholder is not an individual, the execution, delivery and performance by the Company Stockholder of this Agreement and the Ancillary Agreements to which it is a party, and its obligations hereunder and thereunder have been duly and validly authorized by the Company Stockholder and no other act or proceeding on the part of the Company Stockholder is necessary to authorize the execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, (C) this Agreement has been, and the Ancillary Agreements to which the Company Stockholder is or will be a party as of the Closing Date shall be, duly executed and delivered by the Company Stockholder and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes a valid and binding obligation of the Company Stockholder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies, and (D) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any material breach of any provision of the Governing Documents of the Company Stockholder (as applicable), (ii) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by the Company Stockholder, or (iii) violate in any material respect any material Law applicable to the Company Stockholder, except, in the case of the foregoing clauses (ii) and (iii), for violations which would not prevent or delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

3. Merger Agreement Obligations. Except pursuant to the Company Stockholder’s Letter of Transmittal delivered in accordance with the Merger Agreement in accordance with the terms of the Merger Agreement, the Company Stockholder will not, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, Lien, hypothecation or similar disposition of (by operation of law or otherwise), any of the Equity Securities, (ii) deposit any of the Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii) of this Section 3. The Company Stockholder hereby agrees to be bound by the terms and conditions set forth in Article 2 (Merger Consideration; Effects of the Mergers), Section 5.5 (Public

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Announcements), Section 5.18(a) (Exclusivity), Section 5.23 (Transfers of Ownership), Section 9.19 (Non-Survival), Section 9.20 (Trust Account Waiver) and, to the extent applicable to any of the foregoing, the remaining provisions of Article IX (Miscellaneous) of the Merger Agreement fully and to the same extent as if the Company Stockholder was a party and signatory to such provisions of the Merger Agreement.

4. General Waiver and Release.

(a) As partial consideration for the right to participate in the Mergers as a Company Stockholder (as defined in the Merger Agreement) and receive Merger Consideration, the Company Stockholder, on behalf of itself and any of its heirs, executors, beneficiaries, administrators, equityholders, partners, trustees, successors, assigns and controlled Affiliates, as applicable (each, a “Releasor”), hereby forever, unconditionally and irrevocably acquits, remises, discharges and releases, effective as of the Closing, the Group Companies and their respective Affiliates (including Parent, the Company and the Surviving Company, after the Closing), each of their respective officers, directors, equityholders, employees, partners, trustees and Representatives, and each predecessor, successor and assign of any of the foregoing (collectively, the “Company Released Parties”), from any and all claims, obligations, liabilities, charges, demands and causes of action of every kind and character, whether accrued or fixed, absolute or contingent, matured or unmatured, suspected or unsuspected or determined or determinable, and whether at law or in equity, which any Releasor now has, ever had or may have against or with the Company Released Parties, or any of them, in any capacity, whether directly or derivatively through another Person, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing, relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Group Companies and agrees not to bring or threaten to bring or otherwise join in any Action against the Company Released Parties, or any of them, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Group Companies; provided, however, that to the extent applicable to each Releasor, the claims, obligations, liabilities, charges, demands and causes of action released pursuant to this Section 4(a) (collectively, the “Released Claims”) does not apply to the following: (i) regular salary and vacation that is accrued and earned but unpaid by any Group Company at the Closing; (ii) any unreimbursed travel or other expenses and advances that are reimbursable under the current policies of the Group Companies; (iii) any benefits that are accrued, vested and earned but unpaid at the Closing under any employee benefit plan of the Group Companies or any rights under health insurance plans or retirement plans sponsored by any Group Company; (iv) any rights to indemnification, exculpation and/or advancement of expenses pursuant to the Governing Documents of any Group Company, indemnification agreements with any Group Company or any directors’ and officers’ liability insurance policies with respect to actions taken or not taken by such Releasor in his or her capacity as an officer or director of a Group Company; or (v) any rights of the Releasors under this Agreement, the Merger Agreement and Ancillary Agreements. Without limiting the foregoing, the Company Stockholder, on behalf of itself and each Releasor, understands and agrees that the claims released in this Section 4(a) include not only claims presently known but also include all unknown or unanticipated claims, obligations, liabilities, charges, demands and causes of action of every kind and character that would otherwise come within the scope of the Released Claims and the Company Stockholder, on behalf of itself and each Releasor, knowingly and voluntarily waives and releases any and all rights and benefits he, she or it may now have, or in the future may have, under Section 1542 of the California Civil Code (or any analogous Law of any other jurisdiction), which reads as follows (“Section 1542”):

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

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The Company Stockholder, on behalf of itself and each Releasor, understands that Section 1542, or an analogous Law of any other jurisdiction, gives the Company Stockholder the right not to release existing claims of which the Company Stockholder is not aware, unless the Company Stockholder voluntarily chooses to waive this right. Having been so apprised, the Company Stockholder, on behalf of itself and each Releasor, nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other analogous Law, and elects to assume all risks for claims that exist or existed in his, her or its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 4, in each case, effective at the Closing (except to the extent of any claims which are specifically excluded from Released Claims as set forth in Section 4(a) above). The Company Stockholder, on behalf of itself and each Releasor, acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 4 and that, without such waiver, Parent and the Company would not have agreed to the terms of this Agreement.

5. Covenants.

(a) Nondisclosure.

(i) The Company Stockholder hereby covenants and agrees not to, and to cause the Company Stockholder’s Affiliates not to, at any time (a) retain or use for the benefit, purposes or account of the Company Stockholder or any other Person (other than the Group Companies), or (b) other than to the Company Stockholder’s legal and financial advisors who agree to maintain the confidentiality of such information, disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside of Parent or the Group Companies, any Confidential Information.

(ii) “Confidential Information” means all information (regardless of whether specifically identified as confidential), in any form or medium that relates to the business, products, operations, financial condition, services, research or development of the Group Companies or their respective customers, vendors, suppliers, independent contractors or other business relations, including: (a) internal business information (including information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, the Group Companies and their respective customers and confidential information; (c) industry research compiled by, or on behalf of, the Group Companies, including identities of potential target companies, management teams and transaction sources identified by, or on behalf of, the Group Companies; (d) compilations of data and analyses, processes, methods, track and performance records, data and databases relating thereto; (e) personally identifiable information of the Group Companies’ customers; and (f) information related to the Group Companies’ Intellectual Property and updates of any of the foregoing; provided, however, that “Confidential Information” shall not include any information that (A) is or becomes generally available to the public other than as a result of the Company Stockholder’s or the Company Stockholder’s Affiliates’ acts or omissions in violation of its, his or her confidentiality obligations with respect to such information or (B) becomes available to the Company Stockholder on a non-confidential basis from a source other than the Group Companies or any of the equityholders of the Company as of the Closing, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Group Companies or any other party with respect to such information.

(iii) Except as required by Law, the Company Stockholder hereby covenants and agrees not to disclose to any Person, other than legal and financial advisers (or the Company Stockholder’s immediate family, if applicable) the existence or contents of this Agreement; provided that the Company Stockholder may disclose to any prospective future employer of the Company Stockholder the provisions of this Agreement but only if such prospective employer agrees to maintain the confidentiality of such terms.

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(iv) Without limitation of Section 6(l), if the Company Stockholder breaches this Section 5(a), Parent and the Group Companies shall have the right and remedy, in addition to any other remedies they may have at law or in equity, to have this Section 5(a) specifically enforced by any court of competent jurisdiction (without posting any bond or deposit), it being agreed that any breach of this Section 5(a) would cause irreparable injury to the Group Companies and Parent and that money damages would not provide an adequate remedy to the Group Companies.

(b) Further Assurances. From time to time and without additional consideration, the Company Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions as Parent or the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement or the Merger Agreement.

(c) Acknowledgment. THE COMPANY STOCKHOLDER ACKNOWLEDGES AND AGREES THAT THE COMPANY STOCKHOLDER IS ENTERING INTO THIS AGREEMENT ON THE COMPANY STOCKHOLDER’S OWN FREE WILL AND NOT UNDER ANY DURESS OR UNDUE INFLUENCE. THE COMPANY STOCKHOLDER HAS ENTERED INTO THIS AGREEMENT FREELY AND WITHOUT COERCION, THE COMPANY STOCKHOLDER HAS BEEN ADVISED BY PARENT AND THE COMPANY TO CONSULT WITH COUNSEL OF THE COMPANY STOCKHOLDER’S CHOICE WITH REGARD TO THE EXECUTION OF THIS AGREEMENT AND THE COMPANY STOCKHOLDER’S COVENANTS HEREUNDER, THE COMPANY STOCKHOLDER HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT WITH SUCH COUNSEL AND EITHER SO CONSULTED OR FREELY DETERMINED IN THE COMPANY STOCKHOLDER’S OWN DISCRETION NOT TO SO CONSULT WITH SUCH COUNSEL, THE COMPANY STOCKHOLDER UNDERSTANDS THAT PARENT AND THE COMPANY HAVE BEEN ADVISED BY COUNSEL, AND THE COMPANY STOCKHOLDER HAS READ THIS AGREEMENT AND THE MERGER AGREEMENT AND FULLY AND COMPLETELY UNDERSTANDS THIS AGREEMENT AND THE MERGER AGREEMENT AND EACH OF THE COMPANY STOCKHOLDER’S REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS HEREUNDER AND THEREUNDER. THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED AS HAVING BEEN DRAFTED JOINTLY BY THE COMPANY STOCKHOLDER, PARENT AND THE COMPANY AND NO PRESUMPTION OR BURDEN OF PROOF SHALL ARISE FAVORING OR DISFAVORING ANY PARTY HERETO BY VIRTUE OF THE AUTHORSHIP OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT.

(d) Consent to Terminate Certain Agreements. The Company Stockholder hereby consents to the termination, contingent upon and effective as of the Closing, of the Company Affiliate Agreements and the Stockholder Agreements to which it is a party in accordance with Section 5.13 of the Merger Agreement (other than any Contracts set forth on Schedule 5.13 to the Merger Agreement and any indemnification agreements between any Indemnified Person and any Group Company); provided that, to the extent that the Company Stockholder is a party to any such terminated agreements, notwithstanding the termination of such terminated agreements, the Company Stockholder hereby acknowledges and agrees that any undertakings by the Company Stockholder therein to keep confidential, or not to disclose or use, confidential information of the Group Companies (as may be further defined in such terminated agreement) shall survive such termination for a period of five (5) years following the Effective Time. The Company Stockholder hereby irrevocably and unconditionally waives any rights to notice contained in any such terminated agreements, any Governing Documents of the Company or otherwise with respect to the Mergers or any of the other transactions contemplated by the Merger Agreement.

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6. General Provisions.

(a) Amendment. This Agreement may not be amended except by an instrument signed by Parent, the Company and the Company Stockholder.

(b) Termination. This Agreement shall terminate upon the earlier of (i) the closing of the Mergers or (ii) the termination of the Merger Agreement prior to the consummation of the Mergers.

(c) Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or, by e-mail, (b) on the next Business Day when sent by overnight courier, or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

(i) if to Parent:

Leo Holdings Corp. II

21 Grosvenor Place

London SW1X 7HF

Attention: Edward Forst

Lyndon Lea

Robert Darwent

Simon Brown

E-mail: forst@leo.holdings

lea@leo.holdings

darwent@leo.holdings

brown@leo.holdings

with a copy (which shall not constitute notice to Parent) to:

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

Eric Cohen

E-mail: damon.fisher@kirkland.com

eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

Peter Seligson

E-mail : christian.nagler@kirkland.com

peter.seligson@kirkland.com

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(ii) if to the Company:

World View Enterprises, Inc.

1840 E. Valencia Rd., Bldg 8. Ste. 123

Tuscon, AZ 85706

Attention: Ryan M. Hartman

E-mail: rhartman@worldview.space

(iii) if to the Company Stockholder:

At the address provided in the Company Stockholder’s signature page hereto.

with respect to each of clauses (ii) and (ii), with a copy to (which shall not constitute notice):

Cooley LLP

500 Boylston Street, 14th Floor.

Boston, MA 02116-373625

Attention: Miguel Vega

E-mail: mvega@cooley.com

and

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Milson Yu

E-mail: myu@cooley.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

(d) Interpretation. Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes,” “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), and (viii) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof, and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Section and Schedule references herein are to Sections and Schedules of this Agreement, unless otherwise specified.

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(e) Section Headings; Defined Terms. The Section headings and the words used for defined terms themselves (but not, for the avoidance of doubt, the express definitions thereof) contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(f) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

(g) Entire Agreement; No Third Party Beneficiaries. The agreement of the parties that is comprised of this Agreement, the Letter of Transmittal executed by the Company Stockholder and the provisions of the Merger Agreement referenced in Section 3 herein to which the Company Stockholder has expressly agreed to be bound constitutes the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both oral and written, relating to the subject matter of this Agreement, and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Company Released Parties are express third party beneficiaries of this Agreement. For the avoidance of doubt, this Agreement does not and shall not affect any prior understandings, agreements or representations with respect to any similar subject matter entered into in connection with or as a result of the Company Stockholder’s ownership of any direct or indirect Equity Interests of the Group Companies or any provision of services to the Group Companies.

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

(i) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other parties hereto; provided, that Parent or the Company shall be permitted, without the consent of the Company Stockholder, to make an assignment of any or all of its rights and interests hereunder to the Company or any of the Company’s Subsidiaries following the Closing. Any purported assignment in violation of this Section 6(i) shall be null and void ab initio.

(j) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

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(k) Consent to Jurisdiction, Etc. Each party hereto hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 6(k) is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto waives, and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 6(k) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(l) Specific Performance. The Company Stockholder agrees that irreparable damage may occur for which monetary damages, even if available, may not be an adequate remedy in the event that the Company Stockholder does not perform its obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Company Stockholder acknowledges and agrees that Parent and the Company shall therefore be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the parties hereto and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, Parent and the Company would not have entered into this Agreement. The Company Stockholder agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that Parent or the Company has an adequate monetary or other remedy at law. The Company Stockholder acknowledges and agrees that if Parent or the Company seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, Parent or the Company shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Pages Follow]

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IN WITNESS WHEREOF, Parent, the Company and the Company Stockholder have caused this Support Agreement to be executed as of the date first written above.

Parent:

LEO HOLDINGS CORP. II

By:
Name:
Title:

Company:

WORLD VIEW ENTERPRISES, INC.

By:
Name:
Title:

Signature Page to Support Agreement

COMPANY STOCKHOLDER:

[NAME]

///

[NAME]

By:
Name:
Title:

ADDRESS:
[______________]
[______________]
[______________]
Attention: [______________]
Facsimile: [______________]
Email: [______________]

Signature Page to Support Agreement

Schedule 1

Equity Securities

Company Stockholder	Class, Number and Type of Equity Interests
[•]	[•]

EXHIBIT E

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [_____], 2023 by and among World View Enterprises Inc., a Delaware corporation (formerly known as Leo Holdings Corp. II, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the other parties hereto identified as an “Investor” on the signature pages and Schedule A hereto (together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a “Holder” or an “Investor” and collectively the “Holders” or “Investors”).

WHEREAS, the Company, Glimpse Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company, Glimpse Merger Sub II, LLC, a Delaware limited liability company and wholly owned Subsidiary of the Company, and World View Enterprises Inc., a Delaware corporation, have entered into that certain Agreement and Plan of Merger, dated as of [_____], 2023 (as amended or supplemented from time to time, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”). Pursuant to the transactions contemplated by the Business Combination Agreement, the Company will domesticate as a Delaware corporation and, as a result, certain of the Investors designated as Original Investors on Schedule A hereto (the “Original Investors”) will hold (i) common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (ii) warrants to purchase Common Stock at an exercise price of $11.50 per share, subject to adjustment (the “Warrants”);

WHEREAS, certain of the Investors designated as New Investors on Schedule A hereto (the “New Investors”) are receiving, among other things, newly issued shares of Common Stock (the “Business Combination Shares”) on or about the date hereof, pursuant to the Business Combination Agreement;

WHEREAS, the Company and certain of the Original Investors are parties to that certain Registration and Shareholder Rights Agreement, dated as of January 12, 2021 (the “Prior Agreement”);

WHEREAS, pursuant to Section 6.7 of the Prior Agreement, the provisions, covenants and conditions of the Prior Agreement may be amended or modified by the consent of the Company and the Original Investors holding at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities (as defined in the Prior Agreement) at the time in question;

WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement and amend and restate in its entirety the Prior Agreement with this Agreement to provide for certain rights and obligations included herein and to include the recipients of the Business Combination Shares identified herein as parties to this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Actions” means actions, suits, litigations, arbitrations, mediations, claims, charges, complaints, inquiries, proceedings, hearings, audits, investigations or reviews by or before any Governmental Entity.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or prospectus in order for the applicable Registration Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” is defined in the preamble to this Agreement.

“Block Trade” means any non-marketed and non-underwritten offering or sale taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction effected pursuant to a Registration Statement without substantial marketing efforts prior to such sales.

“Board” is defined in Section 3.1.1.

“Business Combination” is defined in the preamble to this Agreement.

“Business Combination Agreement” is defined in the preamble to this Agreement.

“Business Combination Shares” is defined in the preamble to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing Date” is defined in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” is defined in the preamble to this Agreement.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, court, instrumentality, tribunal, arbitrator, legislative body, authority, body, program, plan, office, board, rate setting agency, bureau, division, official or instrumentality, or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction and including any contractors of a Governmental Entity, department or agency as authorized by law, and acting pursuant to the terms and conditions of any such contract.

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“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Institutional Accredited Investor” means an institutional “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Joinder” is defined in Section 6.2.

“Legal Dispute” means any Action among the parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or any of the transaction contemplated hereby or thereby.

“Maximum Number of Shares” is defined in Section 2.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or prospectus, or necessary to make the statements in a Registration Statement or prospectus (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

“New Investors” is defined in the preamble to this Agreement.

“New Registration Statement” is defined in Section 2.2.1.

“Original Investors” is defined in the preamble to this Agreement.

“Permitted Transferee” means (i) the members of an Investor’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (ii) any trust for the direct or indirect benefit of an Investor or the immediate family of an Investor; (iii) if an Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (iv) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in an Investor; (v) any affiliate of an Investor or the immediate family of such affiliate or (vi) any affiliate of an immediate family of the Investor.

“Piggy-Back Registration” is defined in Section 2.4.1.

“Prior Agreement” is defined in the preamble to this Agreement.

“Pro Rata” is defined in Section 2.3.

“QIB” means “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

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“Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) all shares of Common Stock held by the Original Investors as of immediately following the closing of the Business Combination, (ii) all Warrants held by the Original Investors as of immediately following the closing of the Business Combination, (iii) all shares of Common Stock issued or issuable upon the exercise of any Warrants referred to in clause (ii), (iv) all shares of Common Stock held by the New Investors as of immediately following the closing of the Business Combination and (v) any equity securities of the Company or subsidiary of the Company that may be issued or distributed or be issuable with respect to the securities referred to in clauses (i), (ii), (iii) or (iv) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by any Investor. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates or book entry provisions for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) other than with respect to securities held by the Sponsor (but not any transferees, including Permitted Transferees), such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no limitation as to volume); and (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Statement” means a registration statement filed by the Company or its successor with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“SEC Guidance” is defined in Section 2.2.1.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Sponsor” means Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership.

“Subscription Agreements” is defined in the preamble to this Agreement.

“Subsequent Shelf Registration Statement” is defined in Section 2.1.10.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

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“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities (including an underwritten block trade or bought deal) pursuant to the Resale Shelf Registration Statement, as amended or supplemented that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

“Warrants” is defined in the preamble to this Agreement.

2. REGISTRATION RIGHTS.

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities. Subject to compliance by the Investors with Section 3.4, the Company shall prepare and file or cause to be prepared and filed with the Commission, no later than twenty (20) Business Days following the Closing Date, a Registration Statement on Form S-3 or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Investors of all of the Registrable Securities then held by such Investors (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective within sixty (60) Business Days from the Closing Date, or as soon as practicable thereafter, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3. When effective, a Registration Statement filed pursuant to this Section 2.1 (including any documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-1 or Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including, without limitation, relevant Compliance and Disclosure Interpretations. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis, subject to a

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determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-1 or Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.1.2 Notification and Distribution of Materials. The Company shall notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, prospectus, or prospectus supplement pursuant to this Section 2, the Company shall use reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary and customary about the Holder to include such Holder’s Registrable Securities in such Registration Statement, Demand Registration, Underwritten Takedown or Block Trade, as applicable. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information together with any other reasonably requested and customary agreements or certificates, at least two (2) Business Days prior to the first anticipated filing date of a Registration Statement, prospectus or prospectus supplement, as applicable, pursuant to this Section 2.

2.1.3 Amendments and Supplements. Subject to the provisions of Section 2.1.1, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.

2.1.4 Notice of Certain Events. The Company shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). The Company shall promptly notify each Investor in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.

2.1.5 Underwritten Takedown. If the Company shall receive a request from the holders of Registrable Securities with bona fide anticipated gross proceeds of at least $15,000,000 (such amount of Registrable Securities (the “Minimum Amount”)) that the Company effect an Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities, then the Company shall promptly give notice of such requested Underwritten Takedown at least five (5) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Investors and thereupon shall use commercially reasonable efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

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(i) subject to the restrictions set forth in Section 2.3, all Registrable Securities for which the requesting holder has requested such offering under Section 2.1.5, and

(ii) subject to the restrictions set forth in Section 2.3, all other Registrable Securities that any holders of Registrable Securities have requested the Company to offer by request received by the Company within three (3) days after such holders receive the Company’s notice of the Underwritten Takedown notice, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(a) Promptly after the expiration of the two-Business Day-period referred to in Section 2.1.5(ii), the Company will notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

(b) The Company shall only be required to effectuate one Underwritten Takedown (not including Block Trades) pursuant to this Agreement requested by each of (i) the Sponsor and (ii) the New Investors (acting collectively) within any six-month period.

(iii) Notwithstanding the foregoing, the Original Investors may request to sell their Registrable Securities in an Underwritten Takedown yielding less than the Minimum Amount to the extent that such request comprises all of the remaining Registrable Securities held by the Original Investors.

2.1.6 Block Trade. If the Company shall receive a request from the holders of Registrable Securities with bona fide anticipated gross proceeds of at least $10,000,000 that such holders wish to effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as possible, use commercially reasonable efforts to facilitate the offering of such Registrable Securities for which such requesting holder has requested in such Block Trade, and in any event, within 72 hours of receipt of such request.

2.1.7 Withdrawal. Holders of a majority-in-interest of the Registrable Securities included in an Underwritten Takedown may elect to withdraw from such Underwritten Takedown by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the public announcement of such Underwritten Takedown, whereby upon receiving such notice the Company shall have a right to abandon the Underwritten Takedown and, in which case, such withdrawn Underwritten Takedown will count as an Underwritten Takedown for the purposes of Section 2.1.5(b) unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Underwritten Takedown. The Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Takedown prior to its withdrawal under this Section 2.1.7, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.1.7.

2.1.8 Selection of Underwriters. Selling holders holding a majority in interest of the Registrable Securities requested to be sold in an Underwritten Takedown shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Company. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in

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customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc. No holder participating in an Underwritten Takedown shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements reasonably required by such Underwriters customarily included in underwriting agreements for offerings similar to such Underwritten Takedown.

2.1.9 Underwritten Takedowns (but not Block Trades) effected pursuant to this Section 2.1 shall be counted as Demand Registrations (including Underwritten Demand Registrations) effected pursuant to Section 2.2.

2.1.10 If the Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still outstanding, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement or file an additional registration statement (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities included on such Resale Shelf Registration Statement, and pursuant to any method or combination of methods legally available to, and requested by, any Investor. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon. Any such Subsequent Shelf Registration Statement shall be on Form S-1 or S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. In the event that any Investor at any time holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of an Investor shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, a Resale Shelf Registration Statement (including by means of a post-effective amendment) or a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Resale Shelf Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof.

2.2 Demand Registration.

2.2.1 Request for Registration. At any time and from time to time, subject to compliance by the Investors with Section 3.4, and provided that there is not an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1, (i) the Sponsor or (ii) Investors who hold a majority of the Registrable Securities held by all Investors may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration.” Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include

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all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within twenty (20) calendar days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. The Company shall not be obligated pursuant to this Agreement to effect (x) more than one (1) Demand Registration by each of the (i) the Sponsor and (ii) the New Investors (acting collectively) during any six-month period or (y) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1.

2.2.2 Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3 Underwritten Demand Registration. If the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of the Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate proceeds to the selling stockholders of an amount at least equal to the Minimum Amount.

2.2.4 Withdrawal. A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration, whereby upon receiving such notice the Company shall have a right to abandon the Demand Registration and, in which case, such withdrawn Demand Registration will count as a Demand Registration for the purposes of Section 2.2.1 unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Demand Registration; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Demand Registration. The Company shall be responsible for the Registration Expenses incurred in connection with a Demand Registration prior to its withdrawal under this Section 2.2.4, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.2.4.

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2.3 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters for an underwritten offering conducted pursuant to this Agreement (but not, for the avoidance of doubt, an offering conducted pursuant to Section 2.4) advise the Company and the Investors requesting to include Registrable Securities in such underwritten offering in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Investors have requested to include in such underwritten offering, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other equityholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of securities that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities requested to be included by Investors pursuant to this Agreement (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the securities of the Company that the Company desires to sell for its own account; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), any securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.

2.4 Piggy-Back Registration.

2.4.1 Piggy-Back Rights. If at any time, subject to compliance by the Investors with Section 3.4, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for equityholders of the Company for their account (other than, for the avoidance of doubt, pursuant to Sections 2.1 or 2.2), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for an “at-the-market” offering of the Company’s securities, (vi) for equity line of credit transactions or related forward-purchase offerings or other offerings conducted pursuant to Rule 415 under the Securities Act entered into in connection with the consummation of the Business Combination, or (vii) for a corporate reorganization or transaction under Rule 145 of the Securities Act, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than five (5) calendar days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within three (3) calendar days following receipt of such notice (a “Piggy-Back Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into

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an underwriting agreement in customary form with the Underwriter or Underwriters selected by the Company for such Piggy-Back Registration; provided that no holder participating in a Piggy-Back Registration shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements reasonably required by such Underwriters customarily included in underwriting agreements for offerings similar to such Piggy-Back Registration.

2.4.2 Reduction of Piggy-Back Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities that have requested to participate in such Piggy-Back Registration in writing that the dollar amount or number of securities of the Company which the Company desires to sell for its own account, taken together with securities of the Company, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.4, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(i) If the registration is undertaken for the Company’s account: (A) first, the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons, other than pursuant to this Agreement, and that can be sold without exceeding the Maximum Number of Shares;

(ii) If the registration is undertaken by holders of the Company’s securities as a demand pursuant to contractual rights with the Company, other than this Agreement, (A) first, the securities of the Company for the account of the persons entitled to such contractual rights making such demand that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the securities of the Company for the account of any other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, other than this Agreement, that can be sold without exceeding the Maximum Number of Shares.

2.4.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown or similar transaction. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

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3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use commercially reasonable efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall use commercially reasonable efforts to prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use commercially reasonable efforts to cause such Registration Statement to become effective and use commercially reasonable efforts to keep it effective for the Effectiveness Period; provided, however, that the Company shall have the right to defer any Demand Registration for up to ninety (90) calendar days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration (whether under this Agreement) to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company (the “Board”), it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”). The Company shall include in the description of the plan of distribution for any Registration Statement or prospectus that the Holders may elect to make an in-kind distribution of Registrable Securities to its members, partners or securityholders pursuant to such Registration Statement and, to the extent that such members, partners or securityholders are not affiliates of the Company (as defined in Rule 144 under the Securities Act), such members, partners or securityholders will thereby receive freely tradeable securities pursuant to such Registration Statement or prospectus.

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if

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entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, excluding documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5 Securities Laws Compliance. The Company shall use commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such underwritten offering, and the representations, warranties and covenants of the holders of Registrable Securities included in such underwritten offering in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company.

3.1.7 Comfort Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, the Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters, as the managing Underwriter may reasonably request, and, if addressed to the participating holders, reasonably satisfactory to a majority-in-interest of the participating holders. For the avoidance of doubt, this Section 3.1.7 shall not apply to Block Trades.

3.1.8 Opinions and Negative Assurance Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, the Company shall obtain an opinion and negative assurances letter, each dated such date, of one (1) counsel representing the Company for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and, if addressed to the participating holders, reasonably satisfactory to a majority in interest of the participating holders. For the avoidance of doubt, this Section 3.1.8 shall not apply to Block Trades.

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3.1.9 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company (if different from the principal financial officer) and all other officers and members of the management of the Company shall reasonably cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10 Transfer Agent. The Company shall provide and maintain a transfer agent and registrar for the Registrable Securities.

3.1.11 Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.12 Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13 Road Show. If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) which exceeds $35,000,000, the Company shall use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.

3.1.14 Listing. The Company shall use commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

3.2 Obligation to Suspend Distribution. Upon receipt of written notice from the Company that a Registration Statement or prospectus contains, in the Company’s good faith opinion, a Misstatement, each of the Investors shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement or prospectus (but not, for the avoidance of doubt pursuant to any exemption from registration) until he, she or it has received copies of a supplemented or amended prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration (including any Demand

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Registration, Underwritten Takedown or Block Trade) at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Investors, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) consecutive calendar days or ninety (90) calendar days in any consecutive 12-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Investors agree to suspend, immediately upon their receipt of the notice referred to above, their use of the prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Investors of the expiration of any period during which it exercised its rights under this Section 3.2. The Holders agree that, except as required by applicable law, the Holders shall treat as confidential the receipt of written notice from the Company under this Section 3.2 (provided that in no event shall such notice contain any material nonpublic information of the Company) and shall not disclose or use the information contained in such written notice without the prior written consent of the Company until such time as the information contained therein is or becomes public, other than as a result of disclosure by a holder of Registrable Securities in breach of this Agreement.

3.3 Registration Expenses. Subject to Section 2.1.7 and Section 2.2.4, the Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2.1, any Underwritten Takedown pursuant to Section 2.1.5, any Block Trade pursuant to Section 2.1.6 (other than expenses set forth below in clause (ix) of this Section 3.3), any Piggy-Back Registration pursuant to Section 2.4.1, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.14; (vii) Financial Industry Regulatory Authority, Inc. fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company; (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration (including the expenses or costs associated with any opinions or comfort letters requested pursuant to Sections 3.1.7 and 3.1.8); and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration not to exceed $100,000. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but the Company shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account. Additionally, in an underwritten offering, all selling stockholders and the Company shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4 Information. The holders of Registrable Securities shall promptly provide such information and affidavits as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

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3.5 Other Obligations. At any time and from time to time in connection with a sale or transfer of Registrable Securities exempt from registration under the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause clause (i). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective affiliates and each of their respective officers, employees, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M)

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or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and/or 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

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4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above in Section 4.4.1, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants that it shall (i) file (or obtain extensions in respect thereof and file within the applicable grace period) any reports required to be filed by it after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act and to promptly furnish such Holders with true and complete copies of all such filings (which shall include providing notice that such filings are available on the SEC’s website at www.sec.gov or the Company’s website within two days of such filing), and (ii) take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement of a duly authorized officer as to whether the Company has complied with such information requirements, and, if not, the specific reasons for non-compliance. Any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 5.1.

5.2 In connection with a Resale Shelf Registration Statement or other applicable Registration Statement, the Company shall, if requested by an Investor, take commercially reasonable efforts to (i) cause the removal of any restrictive legend related to compliance with the federal securities laws set forth on the Registrable Securities, (ii) cause its legal counsel to deliver to the transfer agent a customary instruction letter or opinion, if required by the transfer agent, in connection with removal of such restrictive legend, and (iii) issue Registrable Securities without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Investor’s option, as soon as practicable following such request. The Company’s obligation to remove legends under this Section 5.2 may be conditioned upon the Investor providing such representations, agreements and documentation as are reasonably necessary, customarily required, or reasonably requested, in connection with the removal of federal securities laws restrictive legends.

6. MISCELLANEOUS.

6.1 Other Registration Rights and Arrangements. Other than with respect to any subscription agreements for the PIPE Financing (as defined in the Business Combination Agreement), the Company represents and warrants that no person, other than a holder of the Registrable Securities, has any right to require the Company to register any of the Company’s share capital or capital stock for sale or to include

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the Company’s share capital or capital stock in any registration filed by the Company for the sale of shares for its own account or for the account of any other person. The parties hereby terminate the Prior Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. For the avoidance of doubt, any subscription agreements for the PIPE Financing shall not be deemed inconsistent with or to violate this Agreement.

6.2 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and any of the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated, in whole or in part, by such holder of Registrable Securities in conjunction with and to the extent of any transfer of any Registrable Security by any such holder to a Permitted Transferee(s); provided, however, that such transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (a “Joinder”), and the transferor shall have delivered to the Company no later than five (5) Business Days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the Permitted Transferee, and the number of Registrable Securities so transferred. The execution of a Joinder shall constitute a permitted amendment of this Agreement. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2.

6.3 Amendments and Modifications. Upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects an Investor, solely in his, her or its capacity as a holder of the securities of the Company, in a manner that is materially different from other Investors (in such capacity) shall require the consent of such Investor so affected. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.4 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement (or, with respect to the Sponsor, the third anniversary of the expiration of the lock-up restrictions set forth in Section 1.1 in that certain Sponsor Agreement, dated as of January 11, 2023, by and among the Sponsor, the Company, Leo Holdings Corp. II and the other parties thereto) or (ii) the date as of which there shall be no Registrable Securities outstanding; provided that with respect to any Investor, such Investor will have no rights under this Agreement and all obligations of the Company to such Investor under this Agreement shall terminate upon the date that such Investor no longer holds Registrable Securities.

6.5 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

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If to the Company:

World View Enterprises Inc.

1805 E. Aerospace Pkwy

Tucson, AZ 85756 USA

Attn:      Ryan Hartman

E-mail: rhartman@worldview.space

with a copy to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attn:      Alex Kassai

              Milson Yu

E-mail:  akassai@cooley.com

              myu@cooley.com

If to an Original Investor:

c/o [________]

[________]

[________]

Attn: [________]

Email: [________]

Fax: [________]

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn:     Christian O. Nagler

             Peter Seligson

Email:  cnagler@kirkland.com

             peter.seligson@kirkland.com

Fax:      (212) 446-4900

and:

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Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attn:     Damon R. Fisher, P.C.

             Eric Y. Cohen

Email:  dfisher@kirkland.com

             eric.cohen@kirkland.com

Fax:      (310) 552-5900

If to an Investor, to the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in the Company’s books and records.

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

6.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

6.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

6.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, including without limitation, the Prior Agreement. Each party acknowledges and agrees that, in entering into this Agreement, such party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto).

6.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

6.10 Consent to Jurisdiction; Etc.. Each party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an

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inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 6.10 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereby waives, and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 6.10 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws.

6.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:
WORLD VIEW ENTERPRISES INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

NEW INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

ORIGINAL INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

EXHIBIT A

Joinder

This Joinder (“Joinder”) is executed on ________, 20__, by the undersigned (the “New Holder”) pursuant to the terms of that certain Amended and Restated Registration Rights Agreement dated as of [•], 2023 (the “Agreement”), by and among World View Enterprises Inc., a Delaware corporation (formerly known as Leo Holdings Corp. II, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the Investors identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder, the New Holder agrees as follows:

1. Acknowledgment. New Holder acknowledges that New Holder is acquiring certain equity securities of the Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.

2. Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3. Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

Print Name:	COMPANY

By:	By:

Address:

SCHEDULE A

ORIGINAL INVESTORS:

•	Leo Investors II Limited Partnership
•	Lori Bush
•	Mary E. Minnick
•	Naveen Agarwal
•	Scott Flanders
•	Imran Khan
•	Mark Masinter
•	Scott McNealy

NEW INVESTORS:

•	[•]
•	[•]
•	[•]
•	[•]
•	[•]
•	[•]
•	[•]

EXHIBIT F

SPONSOR AGREEMENT

This Sponsor Agreement (this “Agreement”) is dated as of January 12, 2023, by and among Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership (the “Sponsor”), Lori Bush (“Bush”), Mary E. Minnick (“Minnick”), Naveen Agarwal (“Agarwal”), Scott Flanders (“Flanders”), Imran Khan (“Khan”), Mark Masinter (“Masinter”), Scott McNealy (“McNealy” and together with Bush, Minnick, Agarwal, Flanders, Khan, Masinter and the Sponsor, the “Sponsor Parties”), Leo Holdings Corp. II, a Cayman Islands exempted company (“Parent”) and World View Enterprises Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, (i) the Sponsor is the holder of record (any such holder, a “Holder”) of 9,375,000 Parent Class B Ordinary Shares (the “Leo Investors Shares”), (ii) Bush is the Holder of 30,000 Parent Class B Ordinary Shares (the “Bush Shares”), (iii) Minnick is the Holder of 30,000 Parent Class B Ordinary Shares (the “Minnick Shares”), (iv) Agarwal is the Holder of 30,000 Parent Class B Ordinary Shares (the “Agarwal Shares”), (v) Flanders is the Holder of 20,000 Parent Class B Ordinary Shares (the “Flanders Shares”), (vi) Khan is the Holder of 20,000 Parent Class B Ordinary Shares (the “Khan Shares”), (vii) Masinter is the Holder of 30,000 Parent Class B Ordinary Shares (the “Masinter Shares”), (viii) McNealy is the Holder of 20,000 Parent Class B Ordinary Shares (“McNealy Shares”, and together with the Bush Shares, the Minnick Shares, the Agarwal Shares, the Flanders Shares, the Khan Shares, the Masinter Shares and the Leo Investors Shares, the “Sponsor Shares”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent has entered into an Agreement and Plan of Merger with the Company, Glimpse Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub I”), and Glimpse Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), dated as of the date hereof (as amended or modified from time to time in accordance with the terms of such agreement, the “Merger Agreement”), pursuant to which, among other things, prior to and following the Parent Share Redemption, Parent shall domesticate as a Delaware corporation (the “Domestication”) and, on the Closing Date at the Effective Time, Merger Sub I will merge with and into the Company pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with the Company surviving as a Subsidiary of Parent (the “First Merger”), and immediately following the consummation of the First Merger, the Company will merge with an into Merger Sub II pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with Merger Sub II surviving as a Subsidiary of Parent (the “Second Merger” and together with the First Merger, the “Mergers”).

WHEREAS, in connection with the transactions contemplated by the Merger Agreement and immediately prior to the Domestication, but contingent upon the occurrence of the Closing, the Sponsor Parties desire to waive any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents and any rights to other anti-dilution protections with respect to the rate that all of Parent Class B Ordinary Shares held by such Sponsor Party convert into Parent Common Stock in connection with the PIPE Financing, the Business Combination and the transactions contemplated by the Merger Agreement (the “Waiver”).

WHEREAS, in connection with the Domestication and contingent upon the occurrence of the Closing, as a result of the Waiver, each Sponsor Share held by the Sponsor Parties as set forth opposite their respective names on Schedule I hereto under the header “Total Parent Class B Ordinary Shares Held” will automatically be converted into one share of Parent Common Stock as set forth opposite their respective names on Schedule I hereto under the header “Total Parent Common Stock Held” (the “Automatic Conversion”).

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WHEREAS, as an inducement to the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

LOCKUP

Section 1.1 Parent, Sponsor and each Sponsor Party hereby unconditionally and irrevocably acknowledges and agrees that Sections 1, 2.4, 6.2 and 6.7 of that certain Registration and Shareholder Rights Agreement, dated January 12, 2021, by and between Parent, Sponsor and certain other parties thereto, shall not be amended, supplemented or modified in any way without the prior written consent of the Company other than, for the avoidance of doubt, in connection with the Registration Rights Agreement to be effective at the Closing in accordance with the Merger Agreement.

Section 1.2 Each of the undersigned hereby waives any right to exercise redemption rights with respect to any of Parent’s ordinary shares owned or to be owned by the undersigned, directly or indirectly, whether such shares are part of the Sponsor Shares or Class A ordinary shares, par value $0.0001 per share of Parent, and agrees not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination.

ARTICLE II

APPROVAL OF TRANSACTION PROPOSALS; COMPETING PROPOSALS; WAIVER OF ANTI-DILUTION PROTECTION

Section 2.1 Unless the Merger Agreement is terminated, each Sponsor Party (solely with respect to itself, himself or herself and not with respect to any other Sponsor Party) hereby unconditionally and irrevocably agrees to, at the Parent Shareholder Meeting (or any adjournment or postponement thereof), be present in person or by proxy and vote, or cause to be voted at such meeting, all Sponsor Shares entitled to vote thereon (x) in favor of the Transaction Proposals and any other matter reasonably necessary for the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of Parent, and (y) against the approval of any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement and the Transaction Proposals) or a Parent Competing Transaction or against any proposal, action or agreement that would (i) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Mergers, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or Merger Sub under the Merger Agreement or (iii) result in any of the conditions set forth in Article VI of the Merger Agreement not being fulfilled.

Section 2.2 Subject to the terms and conditions of this Agreement, Parent and each of the Sponsor Parties agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable law to consummate and make effective the transactions contemplated by this Agreement. Parent and each of the Sponsor Parties shall not enter into any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.

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Section 2.3 Each Sponsor Party acknowledges that they have had the opportunity to read the Merger Agreement and have had the opportunity to consult with their tax and legal advisors. Each Sponsor Party agrees to be bound by and comply with Section 5.19(b) (Exclusivity) of the Merger Agreement (and any relevant definitions contained in such Section) as if such Sponsor Party had the same restrictions as Parent or Merger Sub under such provisions.

Section 2.4 Immediately prior to the Domestication, but conditioned on the occurrence of the Closing in accordance with the Merger Agreement, each Sponsor Party hereby, automatically and without any further action by such Sponsor Party or the Company, irrevocably waives any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents and any rights to other anti-dilution protections with respect to the rate that all of Parent Class B Ordinary Shares held by such Sponsor Party convert into Parent Common Stock in connection with the PIPE Financing, the Business Combination and the transactions contemplated by the Merger Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the termination of the Merger Agreement in accordance with Article VIII thereof. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof. This Section 3.1 and Article III of this Agreement shall survive the termination of this Agreement.

Section 3.2 Amendment and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Parent, the Company and each Sponsor Party to the extent such Sponsor Party holds Sponsor Shares. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the party against which such waiver is to be enforced. No waiver by any party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 3.3 Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto, other than in respect of the dissolution of the Sponsor to the members of the Sponsor in receipt of Sponsor Shares as a result thereof. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such permitted assigns, any legal or equitable rights hereunder. Each party shall be entitled to enforce the terms of this Agreement and exercise any remedies for breaches by any other party of, or failure of any other party to perform, this Agreement, including without limitation injunctive or other equitable relief or an Order of specific performance (or any other equitable remedy) to enforce the terms hereof and to prevent breaches of this Agreement, in addition to any other remedy at law or in equity, and shall not be required to provide any bond or other security in connection with any such Order or injunctive relief.

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Section 3.4 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

Notices to Parent prior to the Closing:

Leo Holdings Corp. II

21 Grosvenor Place

London SW1X 7HF

Attention: Edward Forst

 Lyndon Lea

 Robert Darwent

 Simon Brown

E-mail: forst@leo.holdings

 lea@leo.holdings

 darwent@leo.holdings

 brown@leo.holdings

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

 Eric Cohen

E-mail: damon.fisher@kirkland.com

 eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

                  Peter Seligson

Email : christian.nagler@kirkland.com

 peter.seligson@kirkland.com

Notices to the Company (or the Surviving Company): World View Enterprises, Inc. 1840 E. Valencia Rd., Bldg 8. Ste. 123 Tucson, AZ 85706 Attention: Ryan M. Hartman E-mail: rhartman@worldview.space with a copy to (which shall not constitute notice):

Cooley LLP

500 Boylston Street, 14th Floord.

Boston, MA 02116-373625

Attention: Miguel Vega

Email: mvega@cooley.com

and

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Milson Yu

Email: myu@cooley.com

4

Notices to the Sponsor:

Leo Investors II Limited Partnership

21 Grosvenor Place

London SW1X 7HF

Attention: Edward Forst

 Lyndon Lea

 Robert Darwent

 Simon Brown

E-mail: forst@leo.holdings

 lea@leo.holdings

 darwent@leo.holdings

 brown@leo.holdings

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

 Eric Cohen

E-mail: damon.fisher@kirkland.com

eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

  Peter Seligson

Email : christian.nagler@kirkland.com

peter.seligson@kirkland.com

Notices to Bush, Agarwal, Minnick, Flanders, Khan, Masinter and McNealy: Address on file with the Sponsor with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

 Eric Cohen

E-mail: damon.fisher@kirkland.com

     eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

  Peter Seligson

Email : christian.nagler@kirkland.com

 peter.seligson@kirkland.com

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 3.5 Entire Agreement. This Agreement and the exhibits and schedule hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

Section 3.6 Miscellaneous. The provisions of Sections 9.3 (Severability), 9.7 (Consent to Jurisdiction), 9.10 (Governing Law), 9.11 (Specific Performance), 9.13 (Counterparts), 9.18 (Interpretation) and 9.20 (Trust Account Waiver) of the Merger Agreement shall apply mutatis mutandis.

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IN WITNESS WHEREOF, Parent, the Company and each Sponsor Party have duly executed this Agreement as of the date first written above.

PARENT:

LEO HOLDINGS CORP. II

By:
Name:
Title:

[Signature Page to Sponsor Agreement]

COMPANY:

WORLD VIEW ENTERPRISES INC.

By:
Name:
Title:

[Signature Page to Sponsor Agreement]

SPONSOR PARTIES:

LEO INVESTORS II LIMITED PARTNERSHIP

By:
Name:
Title:

Lori Bush

Mary E. Minnick

Naveen Agarwal

Scott Flanders

Imran Khan

Mark Masinter

Scott McNealy

[Signature Page to Sponsor Agreement]

Schedule I

	Pre-Closing	Post-Closing
Sponsor Party	Total Parent Class B Ordinary Shares Held	Total Parent Common Stock Held
Leo Investors II Limited Partnership	9,195,000	9,195,000
Lori Bush	30,000	30,000
Naveen Agarwal	30,000	30,000
Mary Minnick	30,000	30,000
Mark Masinter	30,000	30,000
Scott Flanders	20,000	20,000
Imran Khan	20,000	20,000
Scott McNealy	20,000	20,000
TOTAL	9,375,000	9,375,000

EXHIBIT G

LETTER OF TRANSMITTAL1

For delivery of capital stock of

World View Enterprises Inc.

pursuant to the Merger Agreement (as defined below)

This Letter of Transmittal, once completed and signed, should be delivered electronically to the secure URL provided in the Accompanying Instructions hereto or by mail or hand delivery to the following address:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

Continental Stock Transfer & Trust Co.

1 State Street - 30th Floor

New York, NY 10004

Attention: Corporate Actions

For inquiries:

Email: [______]

Telephone: [______]

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

Ladies and Gentlemen:

This Letter of Transmittal will be delivered to Continental Stock Transfer & Trust Company (the “Exchange Agent”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 11, 2023, by and among Leo Holdings Corp. II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance therewith, “Parent”), World View Enterprises Inc., a Delaware corporation (the “Company”), Glimpse Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub I”), and Glimpse Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), which provides for, among other things: the merger of Merger Sub I with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”), and immediately upon consummation of the First Merger, the merger of the Company with and into Merger Sub II, with Merger Sub II continuing as the Surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement. As consideration in exchange for the undersigned’s shares of Company Common Stock, the undersigned will receive the Per Share Merger Consideration in accordance with Section 2.2 and Section 2.3 of the Merger Agreement, in respect of your shares of Company Common Stock referenced in this Letter of Transmittal. In order to effect the exchange and receive the Per Share Merger Consideration, the undersigned must correctly complete and sign this Letter of Transmittal and submit either (a) the executed Letter of Transmittal to the address above or (b) an electronic copy of the executed Letter of Transmittal to the secure URL address provided in the Accompanying Instructions hereto.

Pursuant to the Merger Agreement, the undersigned holder of Company Common Stock hereby surrenders such Company Common Stock delivered herewith for the purpose of receiving the Per Share Merger Consideration, as contemplated by the Merger Agreement. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) by virtue of the Mergers and without any action

[1]	Subject to review and comment by Continental Stock Transfer & Trust Company on the part of any Person, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time shall thereupon be converted into the right to receive the Per Share Merger Consideration, in each case, without interest, to the applicable Company Stockholder, subject to the terms and conditions of the Merger Agreement, and (b) all of the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.3 of the Merger Agreement shall no longer be outstanding and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration into which such shares of Company Common Stock shall have been converted in the Mergers.

The undersigned acknowledges and agrees that (a) each of Parent and Merger Sub are permitted to rely on the allocation of the Per Share Merger Consideration for each Company Stockholder to be delivered to Parent by the Company in accordance with Section 2.1 of the Merger Agreement, as detailed in the Closing Date Capitalization Statement (the “Allocation Schedule”) as setting forth a true and complete allocation of the Per Share Merger Consideration, and shall have no liability for any errors or omissions therein or liability to the undersigned or any other Person for relying on, paying cash or issuing any equity under the Merger Agreement in accordance with the Allocation Schedule; (b) the undersigned irrevocably waives and releases and covenants not to sue Parent, Merger Sub, the Company and their respective Affiliates from any and all liabilities arising from or related to the allocation of the Per Share Merger Consideration and any other amounts payable or issuable to the undersigned pursuant to the Merger Agreement; and (c) in the event of a conflict between any provision of this Letter of Transmittal and/or the Allocation Schedule, the Allocation Schedule shall control unless specifically provided otherwise. The undersigned acknowledges that he, she or it shall not have the right to view any information set forth in the Allocation Schedule with respect to any other Person.

By signing this Letter of Transmittal, the undersigned understands that surrender is not made in acceptable form until receipt by the Exchange Agent of this Letter of Transmittal, duly completed and signed, together with all accompanying evidence of authority in form satisfactory to Parent and any other required documents referenced herein. The Exchange Agent shall inform the undersigned of any defects that it is (in consultation with the Company and Parent) unwilling to waive and shall take reasonable action to assist the undersigned to correct any such defects. The undersigned hereby covenants and agrees that upon request, the undersigned will execute, complete and deliver any additional documents reasonably deemed by the Exchange Agent to be necessary to complete the proper surrender of his, her or its shares of Company Common Stock in accordance with the terms and conditions of the Merger Agreement and this Letter of Transmittal.

The undersigned hereby represents and warrants to Parent, that: (a) the undersigned has received a copy and has had the opportunity to familiarize himself, herself or itself with the Merger Agreement; (b) the undersigned has the requisite power, authority and capacity to execute and deliver this Letter of Transmittal and to surrender without restriction all right, title and interest in, to and represented by each share of Company Common Stock set forth in the “Description of Company Common Stock Surrendered” section of this Letter of Transmittal; (c) the undersigned owns beneficially and of record the Company Common Stock set forth in the “Description of Company Common Stock Surrendered” section of this Letter of Transmittal, free and clear of any lien, security interest or encumbrance (other than pursuant to a Support Agreement, as applicable, the Governing Documents of the Company, and, in the case of any Company Restricted Stock, any vesting or other restrictions in favor of the Company set forth in the Equity Incentive Plan), and such shares of Company Common Stock are not and will not be subject to any adverse claim and has not and will not be transferred in violation of any contractual or other restriction on transfer thereof (other than such as exist under applicable securities laws or as a result of the cancellation of such shares of Company Common Stock pursuant to the Mergers); (d) as of immediately prior to the Effective Time, the undersigned holds no additional Company Common Stock, other than the Company Common Stock set

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forth in the “Description of Company Common Stock Surrendered” below, or other equity securities or rights to purchase shares or other interests of the Company of any kind or nature, and following the Effective Time will have no further rights with respect to the Company Common Stock other than to receive the Per Share Merger Consideration, in accordance with the Merger Agreement and this Letter of Transmittal, and following the Effective Time the undersigned shall hold no Company Common Stock or other shares or other interests in the Company of any kind or nature; (e) this Letter of Transmittal has been duly and validly executed and delivered and constitutes a legally valid and binding obligation, enforceable in accordance with its terms; and (f) the execution and delivery of this Letter of Transmittal does not: (i) if the undersigned is a corporation, limited liability company, partnership, limited partnership or trust, violate or conflict with or result in a breach of any provision of the Governing Documents of the undersigned; (ii) violate or contravene any law, statute, rule or regulation, or any order, writ, judgment, injunction, decree, determination or award currently in effect that is applicable to the undersigned; or (iii) require any action, consent, approval or authorization of, or review by, or declaration, registration or filing with, or notice to, any third party.

By executing and delivering this Letter of Transmittal, the undersigned hereby expressly and irrevocably: (a) acknowledges and agrees that all representations, warranties and agreements of the undersigned will be for the benefit of, and enforceable by, Parent and the Company; (b) agrees that all authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the undersigned and his, her or its heirs, successors, assigns, executors, administrators and legal representatives to the extent permitted by law and shall not be affected by, and shall survive, the death or incapacity of the undersigned; (c) affirms that the undersigned has consulted, or had the opportunity to consult, with his, her or its legal counsel or other advisors with respect to this Letter of Transmittal, including but not limited to, the final and binding effect of this Letter of Transmittal; (d) agrees that the language of all parts of this Letter of Transmittal shall in all cases be construed as a whole, according to its fair meaning, and shall not be construed strictly for or against any particular party; and (e) expressly waives, to the extent not already waived, any right to assert dissenters’, appraisal rights or similar rights that the undersigned may have arising out of the consummation of the Mergers and the transactions contemplated by the Merger Agreement, whether arising pursuant to the General Corporation Law of the State of Delaware, other applicable law, contract or otherwise, with respect to all of the Company Common Stock other equity interests of the Company whether or not the undersigned has previously made a written demand upon the Company and otherwise complied with any appraisal rights provisions, contractually or otherwise. The undersigned hereby revokes and withdraws any written objections to the Merger Agreement or demands for appraisal with respect to the shares of Company Common Stock or other equity interests of the Company owned by such Person.

Effective from and after the Effective Time and in consideration of the right to receive the Per Share Merger Consideration, in accordance with the Merger Agreement, the undersigned, on his, her or its behalf and his, her or its past, present or future heirs, executors, administrators, predecessors-in-interest, successors, permitted assigns, equityholders, general or limited partners, Affiliates and Representatives (including, in each case, their past, present or future officers and directors) (each, a “Releasing Party”), hereby knowingly, voluntarily, irrevocably, unconditionally and forever acquits, releases and discharges, and covenants not to sue Parent, Merger Sub, the Company, the Surviving Company, their respective predecessors, successors, parents, subsidiaries and other Affiliates and their respective past, present or future owners, managers, members, general or limited partners, shareholders, fiduciaries (in their official and individual capacities), and Representatives (in their capacities as such) (each, a “Released Party” and, collectively, the “Released Parties”), from any and all liabilities, penalties, fines, judgments (at equity or at law, including statutory and common) and other losses (including damages, asserted or unasserted, express or implied, foreseen or unforeseen, suspected or unsuspected, known or unknown, matured or unmatured, contingent or vested, liquidated or unliquidated, of any kind or nature or description whatsoever), in each case arising from any matter, cause or event occurring from the beginning of time to the Effective Time

3

that a Releasing Party presently has, has ever had, or may hereafter have, in each case, to the extent arising out of his, her or its ownership of Company Common Stock; provided, that nothing contained herein shall limit (a) rights to indemnification or to advancement or reimbursement of expenses to which the Releasing Party may be entitled in his, her or its capacity as a current or former officer or director of the Company, or (b) in the case of any Releasing Party who is an employee of the Company with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of this Merger Agreement or any expense reimbursement pursuant to a policy of the Company in effect as of the date of this Merger Agreement and consistent with past practice. This paragraph is for the benefit of the Released Parties and shall be enforceable by any of them directly against the Releasing Parties.

The undersigned further acknowledges and agrees that the aforementioned release and discharge provided pursuant to this Letter of Transmittal will be governed by and enforced and interpreted in accordance with the laws of the State of Delaware, and that if any portion of this release is held invalid by the final judgment of any governmental entity, the remaining provisions of this release will remain in full force and effect as if such invalid provision had not been included in this release. It is further understood and agreed that all rights under Section 1542 of the California Civil Code or any similar provision of any applicable legal requirements are hereby expressly waived by the undersigned. Said section reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Thus, notwithstanding the provisions of Section 1542 of the California Civil Code and for the purpose of implementing a full and complete release and discharge of the Released Parties, this Letter of Transmittal expressly acknowledges that this release is intended to include in its effect all proceedings and liabilities which the undersigned does not know of or suspect to exist in its favor at the time of signing this release, and that this release contemplates the release of any such proceedings or liabilities.

Nothing in this Letter of Transmittal restricts or prohibits the undersigned from initiating communications directly with, responding to any inquiries from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or from filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency, entity or a regulator (a “Regulator”), or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation. This Letter of Transmittal does not limit the undersigned’s right to receive an award from any Regulator that provides awards for providing information relating to a potential violation of Law. The undersigned does not need the prior authorization of any of the Released Parties to engage in conduct protected by this paragraph, and the undersigned does not need to notify any of the Released Parties that the undersigned has engaged in such conduct. This Letter of Transmittal will be governed by and construed in accordance with the internal laws of the State of Delaware without reference to its choice-of-law rules.

Please take notice that federal Law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1) and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.

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5

The undersigned hereby acknowledges and agrees that if any term or provision of this Letter of Transmittal is held to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Letter of Transmittal or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or provision is invalid, illegal or unenforceable, the court may modify this Letter of Transmittal to add a valid, legal and enforceable provision as similar in terms of such invalid, illegal or unenforceable provision as may be possible.

DESCRIPTION OF COMPANY COMMON STOCK SURRENDERED (Please fill in. Attach separate schedule if needed.)
Name(s) and Address of Registered Holder(s) (If there is any error in the name or address shown below, please make the necessary corrections.)	Number of shares of Company Common Stock
TOTAL SHARES

YOU MUST SIGN BELOW UNDER “SIGNATURE(S) REQUIRED” AND COMPLETE THE W-9 FORM ATTACHED AS EXHIBIT A OR AN APPLICABLE W-8 FORM, WHICH CAN BE OBTAINED FROM THE EXCHANGE AGENT.

SIGNATURE(S) REQUIRED Signature(s) of Registered Holder(s) or Agent

Must be signed by the registered holder(s). If signature is by a trustee, executor, officer for a corporation acting in a representative capacity, or any other person, please set forth full title. See Instruction 2.

Registered Holder

Registered Holder

Title, if any

Date:

Phone No.:

Address:

PLEASE READ AND FOLLOW THE ACCOMPANYING INSTRUCTIONS

Deliver this Letter of Transmittal electronically to the secure URL provided below or by mail or hand delivery to the following address:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

Continental Stock Transfer & Trust Co.

1 State Street—30th Floor

New York, NY 10004

Attention: Corporate Actions

For inquiries:

Email: [______]

Telephone: [______]

INSTRUCTIONS FOR SURRENDERING COMPANY COMMON STOCK

1. Method of delivery: This Letter of Transmittal must be sent or delivered either to the address set forth above or an electronic copy must be delivered to the secure URL address set forth below. Delivery will be deemed effective only when received.

Our records indicate your assets are held in book-entry, unissued form, therefore you may return these documents via PDF by (either (i) the executed copy provided by DocuSign in addition to the certificate of completion provided by DocuSign or (ii) a scanned copy) to the secure URL address noted below.

When sending your documents, in order to avoid a delay in processing, be sure to include your registration (name that would appear on your asset) in the name of the document. Please type the following URL address into your web browser in order to upload your completed documents:

[______]

2. Completion of Letter of Transmittal: This Letter of Transmittal should be completed and signed. If any shares are registered in the name of two or more joint owners, all such owners must sign this Letter of Transmittal. Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer’s authority to act.

3. Internal Revenue Service (“IRS”) Forms: If you are a U.S. person as defined in Section 7701(a)(30) of the Code (a “U.S. Person”), you must provide the Exchange Agent with a correct Taxpayer Identification Number (generally, your Employer Identification Number or Social Security Number) on the IRS Form W-9 which is attached hereto as Exhibit A and certify whether you are subject to backup withholding in accordance with the instructions to the IRS Form W-9. If you are not a U.S. Person (a “Non-U.S. Person”), you must complete and deliver an applicable IRS Form W-8 certifying your status as a Non-U.S. Person. Such IRS Forms W-8 can be obtained from the Exchange Agent or the Internal Revenue Service (www.irs.gov/formspubs/index.html). Failure to properly complete and return the IRS Form W-9 (and to certify that you are not subject to backup withholding), or the applicable IRS Form W-8, may subject you to federal backup withholding (currently at a rate of 24%) on any “reportable payment” (generally, a payment of cash) made to you pursuant to the Mergers. Backup withholding is not an additional tax. Rather, the amount of tax withheld will be applied against the U.S. federal income tax liability of a person subject to backup withholding, and if withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS in a timely manner. See “Important Tax Information” below for more information.

4. Statement and Check Delivery: A statement evidencing book-entry shares representing the number of shares of Parent Common Stock, par value $0.0001 per share, in respect of your Per Share Merger Consideration, will be mailed to the address provided by you in your completed Letter of Transmittal. Payment of any cash consideration of such Per Share Merger Consideration, if applicable, will be made by check mailed to the address provided by you in your completed Letter of Transmittal.

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IMPORTANT TAX INFORMATION

If your shares of Company Common Stock are accepted for payment, in order to prevent backup withholding on any “reportable payment” (generally, a payment of cash in exchange for your shares of Company Common Stock), you or your assignee (in either case, the “Payee”), if such Payee is a U.S. person as defined in Section 7701(a)(30) of the Code, must (a) provide the Exchange Agent (the “Payor”) with the Payee’s correct Taxpayer Identification Number (“TIN”), which, in the case of a Payee who is an individual, is the Payee’s social security number, by completing the IRS Form W-9 attached hereto, and (b) certify on such IRS Form W-9 that: (i) the TIN provided is correct; (ii)(A) the Payee is exempt from backup withholding; (B) the Payee has not been notified by the IRS that such Payee is subject to backup withholding as a result of a failure to report all interest or dividends; or (C) the IRS has notified the Payee that such Payee is no longer subject to backup withholding; and (iii) the Payee is a U.S. person. If the Payee is a U.S. person but does not have a TIN, such Payee should consult the enclosed Instructions for IRS Form W-9 (the “W-9 Specific Instructions”) for instructions on applying for a TIN and apply for and receive a TIN prior to submitting the IRS Form W-9. If the shares of Company Common Stock are held in more than one name or not in the name of the actual owner, consult the W-9 Specific Instructions for information on which TIN to report.

If the Payor is not timely provided with a properly completed IRS Form W-9 certifying that no backup withholding is applicable or an adequate basis for an exemption, the Payee may be subject to a $50 penalty imposed by the IRS and backup withholding (currently at a rate of 24%) on any reportable payments received pursuant to the Mergers. Backup withholding is not an additional tax. Rather, the tax liability of a person subject to backup withholding will be reduced by the amount withheld provided that the required information is timely furnished to the IRS. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the IRS.

Certain Payees (including, among others, certain corporations and foreign persons) are not subject to these backup withholding and reporting requirements. To prevent possible erroneous backup withholding, exempt Payees who are U.S. persons should furnish their TIN and complete the “Exemptions” portion of the IRS Form W-9. See the W-9 Specific Instructions for additional instructions. Exempt Payees who are not U.S. persons must submit an appropriate and properly completed Form W-8 signed under penalties of perjury attesting to such exempt status. Such forms may be obtained from the Exchange Agent or the IRS at its Internet website: www.irs.gov.

FAILURE TO COMPLETE AND RETURN THE IRS FORM W-9 OR APPLICABLE IRS FORM W-8 MAY RESULT IN A $50 PENALTY IMPOSED BY THE IRS AND BACKUP WITHHOLDING AT THE STATUTORY RATE (CURRENTLY 24%) ON ANY REPORTABLE PAYMENT MADE TO YOU PURSUANT TO THE MERGERS.

The description contained herein is for informational purposes only. Please contact your tax advisor regarding the U.S. federal, state, local, and other tax consequences of the Mergers and any withholding and reporting rules that may apply.

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Exhibit A

Form W-9

[See attached]

Form **W-9** (Rev. October 2018) Department of the Treasury Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

Sign Here Signature of U.S. person ▶ Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Cat. No. 10231X Form **W-9** (Rev. 10-2018)

Request for Taxpayer Identification Number and Certification Give Farm to the requester. Do not send to the IRS. 1 Name (as shown on your income lux return). Name is required on this line, do not leave this lute blank. 2. Business name/disregaded entity name, it different from above 3 Cheek appropriate box for federal tax classification er the person whose name is entered on fine 1. Cheek only cute of the folowing sever. Luxes. 4 Exemption (codes apply Only to certain entities, not individuals, see Note: Check the appro box in the line above the tax classification or the Single-merrier owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from me owner tax U.S. federal tax purposes. Otherwise, a single-member LUC that is disregarded from the owner should check the appropriate box for the tax classification of its owner. Exemption from FATCA reporting code (If any) Other (sea instructions) 5 Address (number, street and apt. or suite no) See instructions. Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) Enter your TIM in the appropriate bow. ThE TIN provided must match the name given cm line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN) However, for a resident alien, sole proprietor, or disregarded entity. see the instructions for Part I, later. For other entities, it ie your employer identification number (EIN). If you do not have a number, see How Jo get a TIN, later. Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter. Under penalties nf perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2.1 I am not subject to backup withholding because: (a) I am exempt from backup withholding. or (b) I have not been notified by thE Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to repeat all interest or dividends, ar (of the IRS has notified me that I am no longer subject to backup withholding; and 3.1 I am a U.S. citizen or other U.S. person (defined below); and 4. The FACTA code(s) entered on this farm (if any) indicating that I am exempt from FACTA reporting is correct. Certification instructions, You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions. item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property. cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you. must provide your correct TIM. See the instructions for Part II. later.General Instructions Section references are ta the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Farm W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. Purpose of Form An individual or entity (Farm W-9 requester) who is required ta file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN). individual taxpayer identification number ([TIN), adaption taxpayer identification number (ATI). ar employer identification number (EIN), to report on an information return the amount paid to you, ar other amount reportable on an information return. Examples of information returns include, but are not limited to. the following. • Form 1099-DIV (dividends, including those from stacks ar mutual funds) • Farm 1099-MISG (various types of income, prizes, awards, or gross proceeds.) Farm 1099-B (stock or mutual fund sales and certain other transactions by brokers) Form 1099-S (proceeds from real estate transactions} Farm 1099-K (merchant card and third party network transactions) • Form 1098 (home mortgage interest). 1098-E (student loan interest). 1098-T (tuition) • Farm 1099-C (canceled debt) Farm 1099-A (acquisition or abandonment of secured property) Use Farm W-9 only if you are a. U.S. person (including a resident alien), to provide your correct TIM. if you do not return Form W-9 to the requester with a TIN, you might

By signing the filled-out form, you: 1. Certify that 1he TIN you are giving is correct (or you era waiting Far a number fa be issued), 2. Certify that you are not subject to backup withholding. or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and 4. Certify that FACTA code(s) entered on this form (if any) indicating that you are exempt from the FACTA reporting, is correct. See What is FACTA reporting, later, for further information. Note: If you are a US. person and a requester gives you a farm other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Farm W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United Stales or under the laws of the United States; • An estate father than a foreign estate): or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade ar business in the United States are generally required to pay a withholding lax under section 1446 an any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1448 require a partnership To presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. parson 1hat la a partner in a partnership conducting a trade or business in the United States, provide Farm W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding an your share of partnership income. In the cases below, the following person must give Form W-9 tn the partnership for purposes. of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. In the case of a disregarded entity with a U.S. owner. the U.S. owner of the disregarded entity and not the entity; In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected To be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Farm 8233 (see Pub. 515, Withholding of Tax or, Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clausa.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain Types of income, you must attach a statement to Form W-9 that specifies the following five items. 1 The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The trealy article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies far the examption from tax. 5. Sufficient facts to justify the exemption from Tax under the terms of the treaty article Example, Article 20 of the U.S.-Chins incoma tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law. this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calandar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30. 1984) allows the provisions of Article 2D to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax an his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay To the IRS 24% of such payments. This is called ‘backup withholding.” Payments 1hat may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay. payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding art payments you receive if you give the requester your carted TIN, make the proper certifications, and report all your taxable interest and dividends an your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN ta the requester. 2. You do not certify your TIN when required (see the instructions far Part II far details). 3. The IRS tells the requester that you furnished an incorrect TIN. 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject ta backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Farm W-9 for more information. Also see Special rules for partnerships, earlier. What is FACTA Reporting? The Foreign Account Tax Compliance Act (FACTA) requires a participating foreign Financial institution to report all United States account holders that are specified United Stales persons. Certain payees are exempt from FACTA reporting. See Erermption from FACTA reporting code, later, end the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person To whom yau claimed to be an exempt payee if yau are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporal ion. or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor bust dies. Penalties Failure to famish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 far each such failure unless your Failure is due to reasonable cause and not to wilful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subfact you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law. the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the fallowing an this line: do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account -(other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. if you are providing Form W-9 to an FFI to document a joint account. each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) or the nama change, enter your first name, the last name as shown on your social security card, and your new last name. Nota; ITIN applicant Enter your individual name as it was entered on your Form W-7 application, fate 1a. This should also be the same as the name you enlered an the Form 1040/1040A/1040EZ you Filed with your application. b. Sole proprietor or singla-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on Iine 2. c Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown cm the entity’s tax return an line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal lax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DEA name on line 2. e. Disregarded entity, For U.S. federal lax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name an line 1. The name of the entity enlered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity far U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. if the direct owner of the entity is also a disregarded entity, enter the First owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 if you have a business name, trade name, DBA name, or disregarded entity name, you may enter it an line 2. Line 3 Check the appropriate box on line 3 far the U.S. federal lax classification of the person whose name is entered on line 1. Check only one box on line 3. IF the entity/person on line 1 is a(n),. THEN check the box for.,, • Corporation Corporation Individual Sale proprietorship, or Single-member iimiled liability company (LLC) owned by an individual and disregarded far U.S. federal tax purposes. Individual/sole proprietor or single-member LLC LLC treated as a partnership for U.S. federal tax purposes, LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or LLC that is disregarded as an entity separate from its owner bu1 the owner is another LLC that is not disregarded for U.S. federal tax purposes. Limited liability company and enter the appropriate lax classification. (P= Partnership; C= C corporation; or S= S corporatian) • Partnership Partnership Trust/estate Trust/estate Line 4, Exemptions If you are exempt from backup withholding and/or FACTA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals including sole proprietors) are not exempt from backup withholding. Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporalions that provide medical or health care services ere not exempt with respect to payments reparable an Form 1099-MISC. The following cades identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1 —An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2— The United States or any of its agencies or instrumentalities 3— A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4— A foreign government or any of its political subdivisions, agencies, or instrumentalities 5 —A corporation 6 — A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7 — A Futures com mission merchant reg sterad with the Commodity Futures Trading Commission 8—A real aetata Investment trust 9 — An entity registered al all times during the tax year under the Investment Company Act of 1940 10— A common trust fund operated by a bank under section 584(a) 11 — A financial institution 12 —A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947

The fallowing chart shows types of payments that may be exempt From backup withholding. The chart applies to 1he exempt payees listed above. 1 through 13. IF the payment .is for... THEN the payment is exempt for. Interest and dividend payments All exampt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only far sales of noncovered securities acquired prior to 2012. Payments over $600 required to be reported and direct sales over $5,000 Generally, exempt payees 1 through 57 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4 ‘ See Farm 1099-MISC, Miscellaneous Income, end its instructions. 2 However. the following payments made to a corporation and reportable on Form 1099-MISO are not exempt From backup withholding: medical and heath care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FACTA reporting crude. The fallowing codes identify payees that are exempt from reporting under FACTA. These codes apply fa persons submitting this farm far accounts maintained outside of the United Slates by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this farm if you are uncertain if the financial institution is subject fa these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable’’ (or any similar indication) whiten ar printed an the line for a FACTA exemption code. A— An organization exempt from lax under section -501(a) or any individual retirement plan BE defined in section 7701(a)(37) B —The United States or any of its agencies or instrumentalities C — A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established secunties markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1 (c)(1)(i) F —A dealer in securities, commodities, or derivative financial instruments (including national principal cantracts. futures, forwards, and options) that is registered as such under the laws of the United States or any state G —A real estate investment trust H — A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 5B1 K — A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M —A lax exempt trust under a section 403fb) plan or section 457(g) plan Note: You may wish fa consult with the financial institution requesting this form to determine whether the FACTA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns, If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer identification Number (TIN) Enter your TIN in the appropriate box. IF you are a resident alien end you co not have and are not eligible fa get an SSN. your TIN is your IRS individual tax payer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN. see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SEN or EIN. If you are a single-member LLC that is disregarded as an entity separate from rts owner, enter the owner’s SSN (or EIN. if the owner has one). Do not enter 1he disregarded entity’s EIN. IF the LLC is classified as a corporation Dr partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, far further clarification of name end TIN combinations. How fa get a TIH. If you do not have a TIN, apply for one immediately. To apply far an SSN. get Farm SS-5-. Application for a Social Security Card, from your local SSA office or gel this form online at www.SSA.gov. You may also get this form by calling 1 -800-772-1213. Use Farm W-7, Application for IRS Individual Taxpayer Identification Number, fa apply far an [TIN. or Form SS-4. Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, ar print Form W-7 and/or Form SS-4. Or. you can go to www.irs.gov/QrtferForms to place an order and have Form W-7 and/orSS-4 mailed to you within 10 business days. If you are asked to complete Form W-9 but da not have a.TIN. apply for a TIN and write “Applied For” in the space for the TIN. sign and dale the farm, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have BO days, to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subjed to backup withholding on all such payments until you provide youn TIN to the requester. Note: Entering Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-0. Part II. Certification TO establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1.4. ar 5 below indicates otherwise. Far a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified an line 1 must sign. Exempt payees, see Exempt payee coda, earlier. Signature requirements. Complete the certification as indicated in items 1 through 6 below.

1. Interest, dividend, end barter exchange accounts opened before 1984 and broker accounts considered active during 1983. Yau must give your correct TIN. but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding Will apply, if you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may crass out item 2 of 1he certification. 4. Other payments. Yau must give your correct TIM, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. ‘Other payments’ include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise!, medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments la certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (undersection 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN. but you do not have to sign the certification. What Name and Number To Give the Requester Far this type of account: Give name and SSN of: 1. individual The individual 2. Two or more individual joint The actual owner of the accounts or, account other than an account combines funds, the first Individual on maintained by an FFI the account1 3. Two or mere U.S. persons (joint account maintained by an FFI) Each holder of the account 4. Custodial account of a minor [Uniform Gift to Minors Act) The minor2 5. a-The usual revocable savings trust (grantor is also trustee) The- grantor-trustee The actual owner1 The grantor- For this type of account: Give name and ElN ofc The owner 9. A valid trust, estate, or pension trust Legal entity4 10. Corporation or LLC electing corporate stutus on Form 8832 or Form 2553 The corporation 11. Association, club, religious, Chartable educational or other tax- exempt organization The organization The partnership 13. A broker or registered nominee The broker or nominee Far this type of account: Give name and EIN of: 14. Account with the Department of Agrieukure in the name al a public entity (such as a sMa or local government, school district, or prison) that received program payments The public entity The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 1 Circle the minor’s name and furnish the minor’s SSM. 1 You must show your individual name and you may also enter your business or DBA name an the Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 1 List first and circle the name of the trust, estate, or pension trust. (Da not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules far partnerships, earlier. ‘Nate: The grantor also must provide a Farm W-9 to trustee of trust. Note: If na name is circled whan mare than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theFt occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission. ta commit fraud or other crimes. An identity thief may use your SSN ta get a jab ar may file a tax return using your SSN to receive a refund. To reduce your risk: Protect your SSN. * Ensure your employer is protecting your SSN. and * Be careful when choosing a lax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice ar letler. if your tax records are not currently affected by identity theft but you think you are at risk due to a Iost or stolen purse or wallet questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft information for Taxpayers. Victims of identity theFt who are experiencing economic harm ar a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible far Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1 -877-777-4778 ar TTY/TDO 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use at email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identily theft.

The IRS does (not initiate contacts with taxpayers via emails. Also. the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, Forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov ar report them at www.ftc.gov/complaint. You can contact the FTC at www.fte.gov/idtheft or 877-IDTHEFT (677-433-4330). If you have beer, the victim of id-entity theft, see www.IdentityTheft.gov and Pub. 5027. Visit www.frs.gov/fdentftyT/ieJt to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest dividends, or certain other income paid to you; mortgage interest you paid: the acquisition or abandonment of secured property; the cancellation of debt or contributions you made to an IRA. Archer MSA, CH HSA. The person collecting this form uses the information on the form to file information returns with the IRS. reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions far use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406. payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

EXHIBIT H

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

WORLD VIEW ENTERPRISES OPERATING COMPANY LLC

This Amended and Restated Limited Liability Company Agreement of World View Enterprises Operating Company LLC, a limited liability company organized pursuant to the laws of Delaware (the “Company”), is entered into by and between the Company and World View Enterprises Inc. (f/k/a Leo Holdings Corp. II), a Delaware corporation, as the sole member (the “Member”) of the Company, amending and restating, in its entirety, the Limited Liability Company Agreement of the Company, dated as of January 9, 2023 (the “Existing Agreement”).

WHEREAS, an authorized representative of the Member executed and caused to be filed with the Secretary of State of the State of Delaware (the “State of Formation”) the Certificate of Formation (the “Certificate”) of the Company on January 9, 2023 (the “Formation Date”), in order to form a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), as amended from time to time; and

WHEREAS, the Member hereto desires to enter into this Agreement to (i) amend and restate, in its entirety, the Existing Agreement and (ii) further to make the modifications hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows

ARTICLE I

DEFINITIONS

Certain defined terms used in this Agreement are set forth in Exhibit A.

ARTICLE II

ORGANIZATION

2.01 Continuation of the Company. The Member hereby continues the Company as a limited liability company pursuant to the provisions of this Agreement (which shall amend and restate, in its entirety, the Existing Agreement) in accordance with the Act. The rights and liability of the Member shall be as provided in the Act, except as otherwise expressly provided herein.

2.02 Name. All of the Company’s business shall be conducted under its name (as set forth above) or such other names that comply with applicable law as the Board (as defined below) may select from time to time.

2.03 Registered Office; Registered Agent. The registered agent of the Company shall be Corporation Trust Company and the registered office of the Company in the State of Delaware shall be at 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle, or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law.

2.04 Principal Office; Other Offices. The principal office of the Company shall be at such place as the Board may designate from time to time, which need not be in the State of Formation. The initial principal office of the Company shall be as the Member shall designate from time to time.

2.05 Purposes. The purposes of the Company are to engage in any activity that limited liability companies may engage in under the Act.

2.06 Term. The Company commenced its existence on the Formation Date and shall have perpetual existence unless sooner terminated in accordance with the provisions of this Agreement.

2.07 Liability to Third Parties. The Member and the Board shall not be liable for the debts, obligations or liabilities of the Company, except to the extent required under the Act.

ARTICLE III

THE MEMBER; CAPITAL CONTRIBUTIONS

3.01 The Member; Initial Capital Contribution. The Member has executed this Agreement as of the date hereof and has made Capital Contributions to the Company as set forth in the records of the Company and the Member shall hold the amount of Membership Interests of the Company as set forth on Exhibit B attached hereto.

3.02 Additional Members; Additional Capital Contributions.

(a) The Member may admit additional members to the Company in its sole discretion and may require, as a condition of such admission, that such new member(s) enter into an operating agreement with the Member on such terms that the Member shall require.

(b) The Member shall not be obligated to make any additional Capital Contributions to the Company.

3.03 Return of Capital Contributions. Except as otherwise expressly provided herein, the Member shall not be entitled to the return of any part of its Capital Contributions or to be paid interest in respect of its Capital Contributions.

ARTICLE IV

PROFITS AND LOSSES

4.01 Profits and Losses. All profits and losses of the Company shall be allocated to the Member.

4.02 Distributions. Distributions of cash or property shall be made from the Company to the Member at such times as the Member may determine, subject to the Act and applicable law.

ARTICLE V

MANAGEMENT

5.01 Management of the Company.

(a) All management powers over the business and affairs of the Company shall be exclusively vested in a board of managers (the “Board”), and the Board shall conduct, direct and exercise full control over all activities of the Company. Each member of the Board is referred to herein as a “Manager.” The Managers shall be the “managers” of the Company for the purposes of the Act. The Board may act (i) through meetings and written consents pursuant to Section 5(d) of this Agreement and (ii) through any Person or Persons to whom authority and duties have been delegated pursuant to Section 8(e) of this Agreement.

(b) The Board shall initially consist of seven (7) Managers. Each Manager shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. A Manager need not be a member or a resident of the State of Delaware.

(c) Any Manager position to be filled by reason of an increase in the number of Managers serving on the Board or by any other reason shall be filled by the Member. Any Manager may be removed by the Member at any time. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Notwithstanding the foregoing, any such vacancy shall automatically reduce the authorized number of Managers pro tanto, until such time as the Board or the Member shall have exercised their right to appoint a Manager to fill such vacancy, whereupon the authorized number of Managers shall be automatically increased pro tanto.

(d) Each Manager shall have one vote on all matters submitted to the Board (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). The affirmative vote of the Managers holding a majority of the votes of the Managers shall be the act of the Board. Meetings of the Board shall be held at the principal office of the Company or at such other place as may be determined by the Board. A majority of the Managers, present in person or through their duly authorized attorneys-in-fact, shall constitute a quorum at any meeting of the Board. Business may be conducted once a quorum is present. Regular meetings of the Board shall be held on such dates and at such times as shall be determined by the Board. Special meetings of the Board may be called by a majority of all of the Managers on at least 24 hours’ prior written (including by e-mail) notice to the other Managers, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Board at any meeting, however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Manager as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Board may be taken by vote of the Board at a meeting of the Managers thereof or by written consent (without a meeting, without notice and without a vote) so long as such consent is signed by at least the minimum number of Managers that would be necessary to authorize or take such action at a meeting of the Board in which all Managers were present. Prompt notice of the action so taken without a meeting shall be given to those Managers who have not consented in writing. Each meeting of the Board shall, at the request of any Manager, be held by conference telephone or similar communications equipment by means of which all individuals participating in the meeting can be heard.

(e) The Board may, from time to time, designate one or more persons to be officers of the Company. No officer need be a resident of the State of Delaware, a member or a Manager. Any officers so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them. The Board may assign titles to particular officers. Unless the Board otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Board. Each officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by any Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Board whenever in the Board’s judgment the best interests of the Company shall be served thereby.

(f) Each Manager may at any time and from time to time engage in and own interests in other business ventures of any and every type and description, independently or with others (including ones in competition with the Company) with no obligation to offer to the Company the right to participate therein.

5.02 Liability of Parties. The Member, the Board, the officers of the Company and any officer, member, shareholder, director, employee, manager or agent of the Member or the Board, shall not be liable to the Company for (i) the performance of, or the omission to perform, any act or duty on behalf of the Company if, in good faith, the Member, the Board, or other such Person determined that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct, (ii) the termination of the Company and this Agreement pursuant to the terms hereof, and (iii) the performance of, or the omission to perform, any act on behalf of the Company in good faith reliance on advice of legal counsel, accountants or other professional advisors to the Company.

5.03 Indemnification; Exculpation.

(a) The Company hereby agrees to indemnify and hold harmless any person (each an “Indemnified Person”) to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such person by reason of the fact that such person is or was a member of the Company, is or was serving as a Manager or officer of the Company or is or was serving at the request of the Company as an officer, director, principal, member, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise; provided that (unless the Board otherwise consents) no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person’s fraud, gross negligence or reckless or intentional misconduct. Expenses, including attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company. The Company may, by action of the Member, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of members, Managers and officers.

(b) Notwithstanding anything contained herein to the contrary, any indemnity by the Company shall be provided out of and to the extent of Company assets only, and the Member shall have no personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity of the Company.

(c) None of the Indemnified Persons shall be liable to the Member or the Company for mistakes of judgment, or for action or inaction, taken in good faith, or for losses due to such mistakes, action or inaction, or to the negligence, dishonesty, or bad faith of any employee, broker or other agent of the Company, provided that such employee, broker or agent was selected, engaged, or retained with reasonable care. Any party entitled to relief hereunder may consult with legal counsel and accountants in respect of affairs of the Company and be fully protected and justified in any reasonable action or inaction that is taken in good faith in accordance with the advice or opinion of such counsel or accountants, provided that they shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this paragraph shall not be construed so as to relieve (or attempt to relieve) any person of any liability (i) for conduct which is grossly negligent, reckless, or intentionally wrongful or criminally unlawful, provided that such person had no reasonable cause to believe that his or its conduct was unlawful, or (ii) to the extent (but only to the extent) that such liability may not be waived, modified, or limited under applicable law.

(d) The right to indemnification and the advancement and payment of expenses conferred in this Section 5.03 shall not be exclusive of any other right which an Indemnified Person may have or hereafter acquire under any law (common or statutory), agreement, vote of the Member or otherwise.

5.04 Conflicts of Interest. Subject to the other express provisions of this Agreement, the Board, at any time and from time to time, may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company the right to participate therein. The Company may transact business with the Board or a party related to the Board.

ARTICLE VI

TRANSFER

6.01 Transfer.

(a) The Member may Transfer its Membership Interest either voluntarily or involuntarily by operation of law.

(b) Upon the Transfer by a Member of its entire Membership Interest, the transferee shall be admitted to the Company as a Member upon the completion of the assignment without further action (and all references in this Agreement to the “Member” shall thereafter refer to the transferee). The Member and the transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement (including this Article VI). The Member shall provide, if request by the Company, an opinion of counsel satisfactory to the Company to the effect that such Transfer will not violate any applicable securities laws regulating the transfer of securities or any of the provisions of any agreement to which the Company is a party.

(c) A Transfer (other than as a pledge, security interest or other lien) of part of a Member’s Membership Interest which results in more than one Member shall not be effective unless and until another operating agreement is entered into between or among all of the Persons who are to be Members.

6.02 Effect of Disposition. Following any permitted Transfer of the Member’s entire Membership Interest (other than a Transfer as a pledge, security interest or other lien), such Member shall cease to be a Member of the Company and shall have no further rights as a Member of the Company.

ARTICLE VII

DISSOLUTION AND LIQUIDATION

7.01 Dissolution. The Company shall be automatically dissolved and its affairs shall be wound up on the first to occur of the following:

(a) at any time upon the written consent of the Member;

(b) the resignation, death, withdrawal, insanity, expulsion, bankruptcy or dissolution of the last remaining Member or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company; or

(c) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

7.02 Liquidation.

(a) Upon a dissolution of the Company requiring the winding-up of its affairs, the Board shall wind up its affairs. The assets of the Company shall be sold within a reasonable period of time to the extent necessary to pay or provide for the payment of all debts and liabilities of the Company, and may be sold to the extent deemed practicable and prudent by the Board.

(b) The net assets of the Company remaining after satisfaction of all such debts and liabilities and the creation of any reserves under Subsection 7.02(d), shall be distributed to the Member, after giving effect to all contributions, distributions and allocations for all periods, including the period during which such liquidation occurs. Any property distributed in kind in the liquidation shall be valued at fair market value.

(c) Distributions to the Member pursuant to this Article VII shall be made by the end of the taxable year of the liquidation, or, if later, ninety (90) days after the date of such liquidation in accordance with Treasury Regulations Section 1.704-1(b)(2)(ii)(g).

(d) The Member may withhold from distribution under this Section 7.02 such reserves which are required by applicable law and such other reserves for subsequent computation adjustments and for contingencies, including contingent liabilities relating to pending or anticipated litigation or to Internal Revenue Service examinations. Any amount withheld as a reserve shall reduce the amount payable under this Section 7.02 and shall be held in a segregated interest-bearing account (which may be commingled with similar accounts). The unused portion of any reserve shall be distributed with interest thereon pursuant to this Section 7.02 after the Member has determined that the need therefore shall have ceased.

ARTICLE VIII

GENERAL PROVISIONS

8.01 Notices. Except as expressly provided in this Agreement, all notices, consents, waivers, requests or other instruments or communications pursuant to this Agreement shall be deemed given, (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) addressed, in the case of the Company, to the Company at its principal place of business, and to the Member at the address set forth in the Company’s books and records. The Member may by notice to the Company specify any other address for the receipt of such notices, instruments or communications. Except as expressly provided in this Agreement any notice, instrument or other communication shall be deemed properly given when sent in the manner provided in this Section 8.01.

8.02 Interpretation.

(a) Article, section and subsection headings are not to be considered part of this Agreement, are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents thereof.

(b) Use of the terms “herein,” “hereunder,” “hereof” and like terms shall be deemed to refer to this entire Agreement and not merely to the particular provision in which the term is contained, unless the context clearly indicates otherwise.

(c) Use of the word “including” or a like term shall be construed to mean “including but not limited to.”

(d) Exhibits and schedules to this Agreement are an integral part of this Agreement.

(e) Words importing a particular gender shall include every other gender and words importing the singular shall include the plural and vice-versa, unless the context clearly indicates otherwise.

(f) Any reference to a provision of the Act shall be construed to be a reference to any successor provision thereof.

8.03 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FORMATION, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE, CONSTRUCTION OR INTERPRETATION OF THIS AGREEMENT TO THE LAWS OF ANOTHER STATE.

8.04 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the Company, and its successors and assigns, and the Member and its heirs, personal representatives, successors and assigns.

8.05 Severability. Each item and provision of this Agreement is intended to be severable. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable for any reason whatsoever that term or provision shall be ineffectual and void and the validity of the remainder of this Agreement shall not be adversely affected thereby.

8.06 Entire Agreement. This Agreement (including the exhibits hereto) supersedes any and all other understandings and agreements, either oral or in writing, between the Member and the Company with respect to the Membership Interest and constitute the sole and only agreement between the Member and the Company with respect to the Membership Interest.

8.07 Amendment or Modification. This Agreement may be amended or modified from time to time only by the written consent of the Board and the Company.

8.08 Counterparts. This Agreement may be executed in several counterparts, and as so executed shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or to the same counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed and adopted this Agreement effective as of [•], 2023.

MEMBER:

WORLD VIEW ENTERPRISES INC.

By:
Name:
Title:

EXHIBIT A

DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

“Act” means the Limited Liability Company Act of the State of Formation and any successor statute, as amended from time to time.

“Agreement” means this Amended and Restated Limited Liability Company Agreement, as it may be amended and restated from time to time.

“Capital Contribution” means the amount of cash and the value of any property other than cash, as determined by the Member, contributed to the Company by the Member.

“Company” shall have the meaning set forth in the heading of this Agreement.

“Member” means the Person executing this Agreement as the Member or hereafter admitted to the Company as a Member as provided in this Agreement, but does not include any Person who has ceased to be a Member of the Company.

“Membership Interest” shall mean the interest of the Member in the Company, including, without limitation, rights to distributions (liquidating or otherwise), allocations, information and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision or action of or by the Member granted by this Agreement or the Act.

“Person” means an individual, corporation, association, partnership, joint venture, limited liability company, estate, trust or any other legal entity.

“Transfer” shall mean, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, gift or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, give or otherwise dispose of.

EXHIBIT B

MEMBERSHIP INTERESTS

Member	% of Membership Interests of the Company
World View Enterprises Inc.	100%

Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Leo Holdings Corp. II (ROC #365725) (the “Company”)

TAKE NOTICE that by Minutes of the Extraordinary General Meeting of the shareholders of the Company dated 9 January 2023, the following special resolution was passed:

Proposal No. 1—The Extension Amendment Proposal—

RESOLVED, as a special resolution that:

a) Article 49.4(a) of Leo’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.4 (a):

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (i) 12 April 2023 (or 12 October 2023, if applicable under the provisions of this Article 49.4(a)) and (ii) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (less taxes payable and up to US$100,000 of interest to pay liquidation expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Notwithstanding the foregoing or any other provisions of the Articles in the event that the Company has not consummated a Business Combination within twenty-seven months from the closing of the IPO, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis for up to six times by an additional one month each time after the twenty-seventh month from the closing of the IPO, by resolution of the Directors, if requested by the Sponsor in writing and upon five days’ advance notice prior to the applicable Termination Date, until thirty-three months from the closing of the IPO, provided that the Sponsor (or one or more of its affiliates, members or third-party designees) (the “Lender”) will deposit US$240,000 into the Trust Fund for each such monthly extension, for an aggregate deposit of up to US$1,440,000 (if all six additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured promissory note issued by the Company to the Lender. If the Company completes a Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the IPO. If the Company does not complete a Business Combination by the applicable Termination Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.”

Filed: 10-Jan-2023 14:55 EST
www.verify.gov.ky File#: 365725	Auth Code: C40515886267

b) Article 49.4(b) of Leo’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.4(b):

“In the event that any amendment is made to Article 49.4 that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within twenty-seven months (or up to thirty-three months, if applicable under the provisions of Article 49.4(a)) after the date of the closing of the IPO, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund not previously released to the Company (net of taxes payable), divided by the number of then Public Shares in issue.”

/s/ Wai Yan Ng
Wai Yan Ng
Corporate Administrator for and on behalf of
Maples Corporate Services Limited

Dated this 10th day of January 2023

Filed: 10-Jan-2023 14:55 EST
www.verify.gov.ky File#: 365725	Auth Code: C40515886267

EXHIBIT 10.1

SPONSOR AGREEMENT

This Sponsor Agreement (this “Agreement”) is dated as of January 12, 2023, by and among Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership (the “Sponsor”), Lori Bush (“Bush”), Mary E. Minnick (“Minnick”), Naveen Agarwal (“Agarwal”), Scott Flanders (“Flanders”), Imran Khan (“Khan”), Mark Masinter (“Masinter”), Scott McNealy (“McNealy” and together with Bush, Minnick, Agarwal, Flanders, Khan, Masinter and the Sponsor, the “Sponsor Parties”), Leo Holdings Corp. II, a Cayman Islands exempted company (“Parent”) and World View Enterprises Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, (i) the Sponsor is the holder of record (any such holder, a “Holder”) of 9,375,000 Parent Class B Ordinary Shares (the “Leo Investors Shares”), (ii) Bush is the Holder of 30,000 Parent Class B Ordinary Shares (the “Bush Shares”), (iii) Minnick is the Holder of 30,000 Parent Class B Ordinary Shares (the “Minnick Shares”), (iv) Agarwal is the Holder of 30,000 Parent Class B Ordinary Shares (the “Agarwal Shares”), (v) Flanders is the Holder of 20,000 Parent Class B Ordinary Shares (the “Flanders Shares”), (vi) Khan is the Holder of 20,000 Parent Class B Ordinary Shares (the “Khan Shares”), (vii) Masinter is the Holder of 30,000 Parent Class B Ordinary Shares (the “Masinter Shares”), (viii) McNealy is the Holder of 20,000 Parent Class B Ordinary Shares (“McNealy Shares”, and together with the Bush Shares, the Minnick Shares, the Agarwal Shares, the Flanders Shares, the Khan Shares, the Masinter Shares and the Leo Investors Shares, the “Sponsor Shares”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent has entered into an Agreement and Plan of Merger with the Company, Glimpse Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub I”), and Glimpse Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), dated as of the date hereof (as amended or modified from time to time in accordance with the terms of such agreement, the “Merger Agreement”), pursuant to which, among other things, prior to and following the Parent Share Redemption, Parent shall domesticate as a Delaware corporation (the “Domestication”) and, on the Closing Date at the Effective Time, Merger Sub I will merge with and into the Company pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with the Company surviving as a Subsidiary of Parent (the “First Merger”), and immediately following the consummation of the First Merger, the Company will merge with an into Merger Sub II pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with Merger Sub II surviving as a Subsidiary of Parent (the “Second Merger” and together with the First Merger, the “Mergers”).

WHEREAS, in connection with the transactions contemplated by the Merger Agreement and immediately prior to the Domestication, but contingent upon the occurrence of the Closing, the Sponsor Parties desire to waive any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents and any rights to other anti-dilution protections with respect to the rate that all of Parent Class B Ordinary Shares held by such Sponsor Party convert into Parent Common Stock in connection with the PIPE Financing, the Business Combination and the transactions contemplated by the Merger Agreement (the “Waiver”).

WHEREAS, in connection with the Domestication and contingent upon the occurrence of the Closing, as a result of the Waiver, each Sponsor Share held by the Sponsor Parties as set forth opposite their respective names on Schedule I hereto under the header “Total Parent Class B Ordinary Shares Held” will automatically be converted into one share of Parent Common Stock as set forth opposite their respective names on Schedule I hereto under the header “Total Parent Common Stock Held” (the “Automatic Conversion”).

1

WHEREAS, as an inducement to the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

LOCKUP

Section 1.1 Parent, Sponsor and each Sponsor Party hereby unconditionally and irrevocably acknowledges and agrees that Sections 1, 2.4, 6.2 and 6.7 of that certain Registration and Shareholder Rights Agreement, dated January 12, 2021, by and between Parent, Sponsor and certain other parties thereto, shall not be amended, supplemented or modified in any way without the prior written consent of the Company other than, for the avoidance of doubt, in connection with the Registration Rights Agreement to be effective at the Closing in accordance with the Merger Agreement.

Section 1.2 Each of the undersigned hereby waives any right to exercise redemption rights with respect to any of Parent’s ordinary shares owned or to be owned by the undersigned, directly or indirectly, whether such shares are part of the Sponsor Shares or Class A ordinary shares, par value $0.0001 per share of Parent, and agrees not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination.

ARTICLE II

APPROVAL OF TRANSACTION PROPOSALS; COMPETING PROPOSALS; WAIVER OF ANTI-DILUTION PROTECTION

Section 2.1 Unless the Merger Agreement is terminated, each Sponsor Party (solely with respect to itself, himself or herself and not with respect to any other Sponsor Party) hereby unconditionally and irrevocably agrees to, at the Parent Shareholder Meeting (or any adjournment or postponement thereof), be present in person or by proxy and vote, or cause to be voted at such meeting, all Sponsor Shares entitled to vote thereon (x) in favor of the Transaction Proposals and any other matter reasonably necessary for the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of Parent, and (y) against the approval of any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement and the Transaction Proposals) or a Parent Competing Transaction or against any proposal, action or agreement that would (i) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Mergers, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or Merger Sub under the Merger Agreement or (iii) result in any of the conditions set forth in Article VI of the Merger Agreement not being fulfilled.

Section 2.2 Subject to the terms and conditions of this Agreement, Parent and each of the Sponsor Parties agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable law to consummate and make effective the transactions contemplated by this Agreement. Parent and each of the Sponsor Parties shall not enter into any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.

2

Section 2.3 Each Sponsor Party acknowledges that they have had the opportunity to read the Merger Agreement and have had the opportunity to consult with their tax and legal advisors. Each Sponsor Party agrees to be bound by and comply with Section 5.19(b) (Exclusivity) of the Merger Agreement (and any relevant definitions contained in such Section) as if such Sponsor Party had the same restrictions as Parent or Merger Sub under such provisions.

Section 2.4 Immediately prior to the Domestication, but conditioned on the occurrence of the Closing in accordance with the Merger Agreement, each Sponsor Party hereby, automatically and without any further action by such Sponsor Party or the Company, irrevocably waives any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents and any rights to other anti-dilution protections with respect to the rate that all of Parent Class B Ordinary Shares held by such Sponsor Party convert into Parent Common Stock in connection with the PIPE Financing, the Business Combination and the transactions contemplated by the Merger Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the termination of the Merger Agreement in accordance with Article VIII thereof. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof. This Section 3.1 and Article III of this Agreement shall survive the termination of this Agreement.

Section 3.2 Amendment and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Parent, the Company and each Sponsor Party to the extent such Sponsor Party holds Sponsor Shares. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the party against which such waiver is to be enforced. No waiver by any party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 3.3 Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto, other than in respect of the dissolution of the Sponsor to the members of the Sponsor in receipt of Sponsor Shares as a result thereof. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such permitted assigns, any legal or equitable rights hereunder. Each party shall be entitled to enforce the terms of this Agreement and exercise any remedies for breaches by any other party of, or failure of any other party to perform, this Agreement, including without limitation injunctive or other equitable relief or an Order of specific performance (or any other equitable remedy) to enforce the terms hereof and to prevent breaches of this Agreement, in addition to any other remedy at law or in equity, and shall not be required to provide any bond or other security in connection with any such Order or injunctive relief.

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Section 3.4 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

Notices to Parent prior to the Closing:	with a copy to (which shall not constitute notice):

Leo Holdings Corp. II

21 Grosvenor Place

London SW1X 7HF

Attention: Edward Forst

                 Lyndon Lea

                 Robert Darwent

                 Simon Brown

E-mail: forst@leo.holdings

             lea@leo.holdings

             darwent@leo.holdings

             brown@leo.holdings

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

                 Eric Cohen

E-mail: damon.fisher@kirkland.com

             eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

                  Peter Seligson

Email : christian.nagler@kirkland.com

             peter.seligson@kirkland.com

Notices to the Company (or the Surviving Company):	with a copy to (which shall not constitute notice):

World View Enterprises, Inc. 1840 E. Valencia Rd., Bldg 8. Ste. 123 Tucson, AZ 85706 Attention: Ryan M. Hartman E-mail: rhartman@worldview.space

Cooley LLP

500 Boylston Street, 14th Floord.

Boston, MA 02116-373625

Attention: Miguel Vega

Email: mvega@cooley.com

and

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Milson Yu

Email: myu@cooley.com

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Notices to the Sponsor:	with a copy to (which shall not constitute notice):

Leo Investors II Limited Partnership

21 Grosvenor Place

London SW1X 7HF

Attention: Edward Forst

                 Lyndon Lea

                 Robert Darwent

                 Simon Brown

E-mail: forst@leo.holdings

             lea@leo.holdings

             darwent@leo.holdings

             brown@leo.holdings

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

                 Eric Cohen

E-mail: damon.fisher@kirkland.com

             eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

                  Peter Seligson

Email : christian.nagler@kirkland.com

             peter.seligson@kirkland.com

Notices to Bush, Agarwal, Minnick, Flanders, Khan, Masinter and McNealy:	with a copy to (which shall not constitute notice):

Address on file with the Sponsor

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

                 Eric Cohen

E-mail: damon.fisher@kirkland.com

             eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

                  Peter Seligson

Email : christian.nagler@kirkland.com

             peter.seligson@kirkland.com

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 3.5 Entire Agreement. This Agreement and the exhibits and schedule hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

Section 3.6 Miscellaneous. The provisions of Sections 9.3 (Severability), 9.7 (Consent to Jurisdiction), 9.10 (Governing Law), 9.11 (Specific Performance), 9.13 (Counterparts), 9.18 (Interpretation) and 9.20 (Trust Account Waiver) of the Merger Agreement shall apply mutatis mutandis.

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[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, Parent, the Company and each Sponsor Party have duly executed this Agreement as of the date first written above.

PARENT:

LEO HOLDINGS CORP. II

By:	/s/ Lyndon Lea
Name:	Lyndon Lea
Title:	President, CEO and Director

[Signature Page to Sponsor Agreement]

COMPANY:

WORLD VIEW ENTERPRISES INC.

By:	/s/ Ryan M. Hartman
Name:	Ryan M. Hartman
Title:	President and Chief Executive Officer

[Signature Page to Sponsor Agreement]

SPONSOR PARTIES:

LEO INVESTORS II LIMITED PARTNERSHIP

By:	/s/ Simon Brown
Name:	Simon Brown
Title:	Director

/s/ Lori Bush
Lori Bush

/s/ Mary E. Minnick
Mary E. Minnick

/s/ Naveen Agarwal
Naveen Agarwal

/s/ Scott Flanders
Scott Flanders

/s/ Imran Khan
Imran Khan

/s/ Mark Masinter
Mark Masinter

/s/ Scott McNealy
Scott McNealy

[Signature Page to Sponsor Agreement]

Schedule I

	Pre-Closing	Post-Closing
Sponsor Party	Total Parent Class B Ordinary Shares Held	Total Parent Common Stock Held
Leo Investors II Limited Partnership	9,195,000	9,195,000
Lori Bush	30,000	30,000
Naveen Agarwal	30,000	30,000
Mary Minnick	30,000	30,000
Mark Masinter	30,000	30,000
Scott Flanders	20,000	20,000
Imran Khan	20,000	20,000
Scott McNealy	20,000	20,000
TOTAL	9,375,000	9,375,000

EXHIBIT 10.2

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [_____], 2023 by and among World View Enterprises Inc., a Delaware corporation (formerly known as Leo Holdings Corp. II, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the other parties hereto identified as an “Investor” on the signature pages and Schedule A hereto (together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a “Holder” or an “Investor” and collectively the “Holders” or “Investors”).

WHEREAS, the Company, Glimpse Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company, Glimpse Merger Sub II, LLC, a Delaware limited liability company and wholly owned Subsidiary of the Company, and World View Enterprises Inc., a Delaware corporation, have entered into that certain Agreement and Plan of Merger, dated as of January 12, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”). Pursuant to the transactions contemplated by the Business Combination Agreement, the Company will domesticate as a Delaware corporation and, as a result, certain of the Investors designated as Original Investors on Schedule A hereto (the “Original Investors”) will hold (i) common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (ii) warrants to purchase Common Stock at an exercise price of $11.50 per share, subject to adjustment (the “Warrants”);

WHEREAS, certain of the Investors designated as New Investors on Schedule A hereto (the “New Investors”) are receiving, among other things, newly issued shares of Common Stock (the “Business Combination Shares”) on or about the date hereof, pursuant to the Business Combination Agreement;

WHEREAS, the Company and certain of the Original Investors are parties to that certain Registration and Shareholder Rights Agreement, dated as of January 12, 2021 (the “Prior Agreement”);

WHEREAS, pursuant to Section 6.7 of the Prior Agreement, the provisions, covenants and conditions of the Prior Agreement may be amended or modified by the consent of the Company and the Original Investors holding at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities (as defined in the Prior Agreement) at the time in question;

WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement and amend and restate in its entirety the Prior Agreement with this Agreement to provide for certain rights and obligations included herein and to include the recipients of the Business Combination Shares identified herein as parties to this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Actions” means actions, suits, litigations, arbitrations, mediations, claims, charges, complaints, inquiries, proceedings, hearings, audits, investigations or reviews by or before any Governmental Entity.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or prospectus in order for the applicable Registration Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” is defined in the preamble to this Agreement.

“Block Trade” means any non-marketed and non-underwritten offering or sale taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction effected pursuant to a Registration Statement without substantial marketing efforts prior to such sales.

“Board” is defined in Section 3.1.1.

“Business Combination” is defined in the preamble to this Agreement.

“Business Combination Agreement” is defined in the preamble to this Agreement.

“Business Combination Shares” is defined in the preamble to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing Date” is defined in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” is defined in the preamble to this Agreement.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, court, instrumentality, tribunal, arbitrator, legislative body, authority, body, program, plan, office, board, rate setting agency, bureau, division, official or instrumentality, or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction and including any contractors of a Governmental Entity, department or agency as authorized by law, and acting pursuant to the terms and conditions of any such contract.

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“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Institutional Accredited Investor” means an institutional “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Joinder” is defined in Section 6.2.

“Legal Dispute” means any Action among the parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or any of the transaction contemplated hereby or thereby.

“Maximum Number of Shares” is defined in Section 2.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or prospectus, or necessary to make the statements in a Registration Statement or prospectus (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

“New Investors” is defined in the preamble to this Agreement.

“New Registration Statement” is defined in Section 2.2.1.

“Original Investors” is defined in the preamble to this Agreement.

“Permitted Transferee” means (i) the members of an Investor’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (ii) any trust for the direct or indirect benefit of an Investor or the immediate family of an Investor; (iii) if an Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (iv) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in an Investor; (v) any affiliate of an Investor or the immediate family of such affiliate or (vi) any affiliate of an immediate family of the Investor.

“Piggy-Back Registration” is defined in Section 2.4.1.

“Prior Agreement” is defined in the preamble to this Agreement.

“Pro Rata” is defined in Section 2.3.

“QIB” means “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

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“Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) all shares of Common Stock held by the Original Investors as of immediately following the closing of the Business Combination, (ii) all Warrants held by the Original Investors as of immediately following the closing of the Business Combination, (iii) all shares of Common Stock issued or issuable upon the exercise of any Warrants referred to in clause (ii), (iv) all shares of Common Stock held by the New Investors as of immediately following the closing of the Business Combination and (v) any equity securities of the Company or subsidiary of the Company that may be issued or distributed or be issuable with respect to the securities referred to in clauses (i), (ii), (iii) or (iv) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by any Investor. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates or book entry provisions for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) other than with respect to securities held by the Sponsor (but not any transferees, including Permitted Transferees), such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no limitation as to volume); and (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Statement” means a registration statement filed by the Company or its successor with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“SEC Guidance” is defined in Section 2.2.1.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Sponsor” means Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership.

“Subscription Agreements” is defined in the preamble to this Agreement.

“Subsequent Shelf Registration Statement” is defined in Section 2.1.10.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

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“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities (including an underwritten block trade or bought deal) pursuant to the Resale Shelf Registration Statement, as amended or supplemented that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

“Warrants” is defined in the preamble to this Agreement.

2. REGISTRATION RIGHTS.

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities. Subject to compliance by the Investors with Section 3.4, the Company shall prepare and file or cause to be prepared and filed with the Commission, no later than twenty (20) Business Days following the Closing Date, a Registration Statement on Form S-3 or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Investors of all of the Registrable Securities then held by such Investors (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective within sixty (60) Business Days from the Closing Date, or as soon as practicable thereafter, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3. When effective, a Registration Statement filed pursuant to this Section 2.1 (including any documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-1 or Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including, without limitation, relevant Compliance and Disclosure Interpretations. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis, subject to a

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determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-1 or Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.1.2 Notification and Distribution of Materials. The Company shall notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, prospectus, or prospectus supplement pursuant to this Section 2, the Company shall use reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary and customary about the Holder to include such Holder’s Registrable Securities in such Registration Statement, Demand Registration, Underwritten Takedown or Block Trade, as applicable. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information together with any other reasonably requested and customary agreements or certificates, at least two (2) Business Days prior to the first anticipated filing date of a Registration Statement, prospectus or prospectus supplement, as applicable, pursuant to this Section 2.

2.1.3 Amendments and Supplements. Subject to the provisions of Section 2.1.1, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.

2.1.4 Notice of Certain Events. The Company shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). The Company shall promptly notify each Investor in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.

2.1.5 Underwritten Takedown. If the Company shall receive a request from the holders of Registrable Securities with bona fide anticipated gross proceeds of at least $15,000,000 (such amount of Registrable Securities (the “Minimum Amount”)) that the Company effect an Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities, then the Company shall promptly give notice of such requested Underwritten Takedown at least five (5) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Investors and thereupon shall use commercially reasonable efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

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(i) subject to the restrictions set forth in Section 2.3, all Registrable Securities for which the requesting holder has requested such offering under Section 2.1.5, and

(ii) subject to the restrictions set forth in Section 2.3, all other Registrable Securities that any holders of Registrable Securities have requested the Company to offer by request received by the Company within three (3) days after such holders receive the Company’s notice of the Underwritten Takedown notice, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(a) Promptly after the expiration of the two-Business Day-period referred to in Section 2.1.5(ii), the Company will notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

(b) The Company shall only be required to effectuate one Underwritten Takedown (not including Block Trades) pursuant to this Agreement requested by each of (i) the Sponsor and (ii) the New Investors (acting collectively) within any six-month period.

(iii) Notwithstanding the foregoing, the Original Investors may request to sell their Registrable Securities in an Underwritten Takedown yielding less than the Minimum Amount to the extent that such request comprises all of the remaining Registrable Securities held by the Original Investors.

2.1.6 Block Trade. If the Company shall receive a request from the holders of Registrable Securities with bona fide anticipated gross proceeds of at least $10,000,000 that such holders wish to effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as possible, use commercially reasonable efforts to facilitate the offering of such Registrable Securities for which such requesting holder has requested in such Block Trade, and in any event, within 72 hours of receipt of such request.

2.1.7 Withdrawal. Holders of a majority-in-interest of the Registrable Securities included in an Underwritten Takedown may elect to withdraw from such Underwritten Takedown by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the public announcement of such Underwritten Takedown, whereby upon receiving such notice the Company shall have a right to abandon the Underwritten Takedown and, in which case, such withdrawn Underwritten Takedown will count as an Underwritten Takedown for the purposes of Section 2.1.5(b) unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Underwritten Takedown. The Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Takedown prior to its withdrawal under this Section 2.1.7, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.1.7.

2.1.8 Selection of Underwriters. Selling holders holding a majority in interest of the Registrable Securities requested to be sold in an Underwritten Takedown shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Company. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in

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customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc. No holder participating in an Underwritten Takedown shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements reasonably required by such Underwriters customarily included in underwriting agreements for offerings similar to such Underwritten Takedown.

2.1.9 Underwritten Takedowns (but not Block Trades) effected pursuant to this Section 2.1 shall be counted as Demand Registrations (including Underwritten Demand Registrations) effected pursuant to Section 2.2.

2.1.10 If the Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still outstanding, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement or file an additional registration statement (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities included on such Resale Shelf Registration Statement, and pursuant to any method or combination of methods legally available to, and requested by, any Investor. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon. Any such Subsequent Shelf Registration Statement shall be on Form S-1 or S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. In the event that any Investor at any time holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of an Investor shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, a Resale Shelf Registration Statement (including by means of a post-effective amendment) or a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Resale Shelf Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof.

2.2 Demand Registration.

2.2.1 Request for Registration. At any time and from time to time, subject to compliance by the Investors with Section 3.4, and provided that there is not an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1, (i) the Sponsor or (ii) Investors who hold a majority of the Registrable Securities held by all Investors may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration.” Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include

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all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within twenty (20) calendar days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. The Company shall not be obligated pursuant to this Agreement to effect (x) more than one (1) Demand Registration by each of the (i) the Sponsor and (ii) the New Investors (acting collectively) during any six-month period or (y) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1.

2.2.2 Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3 Underwritten Demand Registration. If the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of the Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate proceeds to the selling stockholders of an amount at least equal to the Minimum Amount.

2.2.4 Withdrawal. A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration, whereby upon receiving such notice the Company shall have a right to abandon the Demand Registration and, in which case, such withdrawn Demand Registration will count as a Demand Registration for the purposes of Section 2.2.1 unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Demand Registration; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Demand Registration. The Company shall be responsible for the Registration Expenses incurred in connection with a Demand Registration prior to its withdrawal under this Section 2.2.4, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.2.4.

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2.3 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters for an underwritten offering conducted pursuant to this Agreement (but not, for the avoidance of doubt, an offering conducted pursuant to Section 2.4) advise the Company and the Investors requesting to include Registrable Securities in such underwritten offering in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Investors have requested to include in such underwritten offering, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other equityholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of securities that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities requested to be included by Investors pursuant to this Agreement (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the securities of the Company that the Company desires to sell for its own account; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), any securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.

2.4 Piggy-Back Registration.

2.4.1 Piggy-Back Rights. If at any time, subject to compliance by the Investors with Section 3.4, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for equityholders of the Company for their account (other than, for the avoidance of doubt, pursuant to Sections 2.1 or 2.2), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for an “at-the-market” offering of the Company’s securities, (vi) for equity line of credit transactions or related forward-purchase offerings or other offerings conducted pursuant to Rule 415 under the Securities Act entered into in connection with the consummation of the Business Combination, or (vii) for a corporate reorganization or transaction under Rule 145 of the Securities Act, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than five (5) calendar days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within three (3) calendar days following receipt of such notice (a “Piggy-Back Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into

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an underwriting agreement in customary form with the Underwriter or Underwriters selected by the Company for such Piggy-Back Registration; provided that no holder participating in a Piggy-Back Registration shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements reasonably required by such Underwriters customarily included in underwriting agreements for offerings similar to such Piggy-Back Registration.

2.4.2 Reduction of Piggy-Back Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities that have requested to participate in such Piggy-Back Registration in writing that the dollar amount or number of securities of the Company which the Company desires to sell for its own account, taken together with securities of the Company, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.4, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(i) If the registration is undertaken for the Company’s account: (A) first, the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons, other than pursuant to this Agreement, and that can be sold without exceeding the Maximum Number of Shares;

(ii) If the registration is undertaken by holders of the Company’s securities as a demand pursuant to contractual rights with the Company, other than this Agreement, (A) first, the securities of the Company for the account of the persons entitled to such contractual rights making such demand that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the securities of the Company for the account of any other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, other than this Agreement, that can be sold without exceeding the Maximum Number of Shares.

2.4.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown or similar transaction. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

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3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use commercially reasonable efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall use commercially reasonable efforts to prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use commercially reasonable efforts to cause such Registration Statement to become effective and use commercially reasonable efforts to keep it effective for the Effectiveness Period; provided, however, that the Company shall have the right to defer any Demand Registration for up to ninety (90) calendar days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration (whether under this Agreement) to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company (the “Board”), it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”). The Company shall include in the description of the plan of distribution for any Registration Statement or prospectus that the Holders may elect to make an in-kind distribution of Registrable Securities to its members, partners or securityholders pursuant to such Registration Statement and, to the extent that such members, partners or securityholders are not affiliates of the Company (as defined in Rule 144 under the Securities Act), such members, partners or securityholders will thereby receive freely tradeable securities pursuant to such Registration Statement or prospectus.

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if

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entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, excluding documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5 Securities Laws Compliance. The Company shall use commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such underwritten offering, and the representations, warranties and covenants of the holders of Registrable Securities included in such underwritten offering in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company.

3.1.7 Comfort Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, the Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters, as the managing Underwriter may reasonably request, and, if addressed to the participating holders, reasonably satisfactory to a majority-in-interest of the participating holders. For the avoidance of doubt, this Section 3.1.7 shall not apply to Block Trades.

3.1.8 Opinions and Negative Assurance Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, the Company shall obtain an opinion and negative assurances letter, each dated such date, of one (1) counsel representing the Company for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in

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respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and, if addressed to the participating holders, reasonably satisfactory to a majority in interest of the participating holders. For the avoidance of doubt, this Section 3.1.8 shall not apply to Block Trades.

3.1.9 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company (if different from the principal financial officer) and all other officers and members of the management of the Company shall reasonably cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10 Transfer Agent. The Company shall provide and maintain a transfer agent and registrar for the Registrable Securities.

3.1.11 Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.12 Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13 Road Show. If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) which exceeds $35,000,000, the Company shall use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.

3.1.14 Listing. The Company shall use commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

3.2 Obligation to Suspend Distribution. Upon receipt of written notice from the Company that a Registration Statement or prospectus contains, in the Company’s good faith opinion, a Misstatement, each of the Investors shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement or prospectus (but not, for the avoidance of doubt pursuant to any exemption from registration) until he, she or it has received copies of a supplemented or amended prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration (including any Demand

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Registration, Underwritten Takedown or Block Trade) at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Investors, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) consecutive calendar days or ninety (90) calendar days in any consecutive 12-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Investors agree to suspend, immediately upon their receipt of the notice referred to above, their use of the prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Investors of the expiration of any period during which it exercised its rights under this Section 3.2. The Holders agree that, except as required by applicable law, the Holders shall treat as confidential the receipt of written notice from the Company under this Section 3.2 (provided that in no event shall such notice contain any material nonpublic information of the Company) and shall not disclose or use the information contained in such written notice without the prior written consent of the Company until such time as the information contained therein is or becomes public, other than as a result of disclosure by a holder of Registrable Securities in breach of this Agreement.

3.3 Registration Expenses. Subject to Section 2.1.7 and Section 2.2.4, the Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2.1, any Underwritten Takedown pursuant to Section 2.1.5, any Block Trade pursuant to Section 2.1.6 (other than expenses set forth below in clause (ix) of this Section 3.3), any Piggy-Back Registration pursuant to Section 2.4.1, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.14; (vii) Financial Industry Regulatory Authority, Inc. fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company; (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration (including the expenses or costs associated with any opinions or comfort letters requested pursuant to Sections 3.1.7 and 3.1.8); and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration not to exceed $100,000. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but the Company shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account. Additionally, in an underwritten offering, all selling stockholders and the Company shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4 Information. The holders of Registrable Securities shall promptly provide such information and affidavits as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

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3.5 Other Obligations. At any time and from time to time in connection with a sale or transfer of Registrable Securities exempt from registration under the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause clause (i). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective affiliates and each of their respective officers, employees, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M)

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or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and/or 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

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4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above in Section 4.4.1, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants that it shall (i) file (or obtain extensions in respect thereof and file within the applicable grace period) any reports required to be filed by it after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act and to promptly furnish such Holders with true and complete copies of all such filings (which shall include providing notice that such filings are available on the SEC’s website at www.sec.gov or the Company’s website within two days of such filing), and (ii) take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement of a duly authorized officer as to whether the Company has complied with such information requirements, and, if not, the specific reasons for non-compliance. Any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 5.1.

5.2 In connection with a Resale Shelf Registration Statement or other applicable Registration Statement, the Company shall, if requested by an Investor, take commercially reasonable efforts to (i) cause the removal of any restrictive legend related to compliance with the federal securities laws set forth on the Registrable Securities, (ii) cause its legal counsel to deliver to the transfer agent a customary instruction letter or opinion, if required by the transfer agent, in connection with removal of such restrictive legend, and (iii) issue Registrable Securities without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Investor’s option, as soon as practicable following such request. The Company’s obligation to remove legends under this Section 5.2 may be conditioned upon the Investor providing such representations, agreements and documentation as are reasonably necessary, customarily required, or reasonably requested, in connection with the removal of federal securities laws restrictive legends.

6. MISCELLANEOUS.

6.1 Other Registration Rights and Arrangements. Other than with respect to any subscription agreements for the PIPE Financing (as defined in the Business Combination Agreement), the Company represents and warrants that no person, other than a holder of the Registrable Securities, has any right to require the Company to register any of the Company’s share capital or capital stock for sale or to include

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the Company’s share capital or capital stock in any registration filed by the Company for the sale of shares for its own account or for the account of any other person. The parties hereby terminate the Prior Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. For the avoidance of doubt, any subscription agreements for the PIPE Financing shall not be deemed inconsistent with or to violate this Agreement.

6.2 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and any of the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated, in whole or in part, by such holder of Registrable Securities in conjunction with and to the extent of any transfer of any Registrable Security by any such holder to a Permitted Transferee(s); provided, however, that such transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (a “Joinder”), and the transferor shall have delivered to the Company no later than five (5) Business Days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the Permitted Transferee, and the number of Registrable Securities so transferred. The execution of a Joinder shall constitute a permitted amendment of this Agreement. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2.

6.3 Amendments and Modifications. Upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects an Investor, solely in his, her or its capacity as a holder of the securities of the Company, in a manner that is materially different from other Investors (in such capacity) shall require the consent of such Investor so affected. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.4 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement (or, with respect to the Sponsor, the third anniversary of the expiration of the lock-up restrictions set forth in Section 1.1 in that certain Sponsor Agreement, dated as of January 11, 2023, by and among the Sponsor, the Company, Leo Holdings Corp. II and the other parties thereto) or (ii) the date as of which there shall be no Registrable Securities outstanding; provided that with respect to any Investor, such Investor will have no rights under this Agreement and all obligations of the Company to such Investor under this Agreement shall terminate upon the date that such Investor no longer holds Registrable Securities.

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6.5 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company:

World View Enterprises Inc.

1805 E. Aerospace Pkwy

Tucson, AZ 85756 USA

Attn:    Ryan Hartman

E-mail: rhartman@worldview.space

with a copy to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attn:    Alex Kassai

            Milson Yu

E-mail: akassai@cooley.com

            myu@cooley.com

If to an Original Investor:

c/o [________]

[________]

[________]

Attn: [________]

Email: [________]

Fax: [________]

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn:    Christian O. Nagler

            Peter Seligson

Email: cnagler@kirkland.com

            peter.seligson@kirkland.com

Fax:    (212) 446-4900

and:

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Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attn:    Damon R. Fisher, P.C.

            Eric Y. Cohen

Email: dfisher@kirkland.com

            eric.cohen@kirkland.com

Fax:    (310) 552-5900

If to an Investor, to the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in the Company’s books and records.

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

6.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

6.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

6.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, including without limitation, the Prior Agreement. Each party acknowledges and agrees that, in entering into this Agreement, such party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto).

6.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

6.10 Consent to Jurisdiction; Etc.. Each party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an

21

inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 6.10 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereby waives, and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 6.10 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws.

6.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:
WORLD VIEW ENTERPRISES INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

NEW INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

ORIGINAL INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

EXHIBIT A

Joinder

This Joinder (“Joinder”) is executed on ________, 20__, by the undersigned (the “New Holder”) pursuant to the terms of that certain Amended and Restated Registration Rights Agreement dated as of [•], 2023 (the “Agreement”), by and among World View Enterprises Inc., a Delaware corporation (formerly known as Leo Holdings Corp. II, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the Investors identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder, the New Holder agrees as follows:

1. Acknowledgment. New Holder acknowledges that New Holder is acquiring certain equity securities of the Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.

2. Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3. Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

Print Name:	COMPANY

By:	By:

Address:

SCHEDULE A

ORIGINAL INVESTORS:

•	Leo Investors II Limited Partnership

•	Lori Bush

•	Mary E. Minnick

•	Naveen Agarwal

•	Scott Flanders

•	Imran Khan

•	Mark Masinter

•	Scott McNealy

NEW INVESTORS:

•	[•]

•	[•]

•	[•]

•	[•]

•	[•]

•	[•]

•	[•]

EXHIBIT 10.3

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is entered into as of January 12, 2023, by and between Leo Holdings Corp. II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance the Merger Agreement (as defined below), “Parent”), World View Enterprises Inc., a Delaware corporation (the “Company”) and the undersigned stockholder of the Company (the “Company Stockholder”). Capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, it is contemplated that, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Glimpse Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and wholly owned Subsidiary of Parent (“Merger Sub II”) and the Company, Merger Sub I shall merge with and into the Company pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with the Company being the surviving corporation (the “First Merger”), and immediately following the consummation of the First Merger, the Company will merge with and into Merger Sub II pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with Merger Sub II being the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, as of the date hereof, the Company Stockholder is the record and beneficial owner of the number of shares of Company Common Stock and/or other Equity Interests of the Company set forth on Schedule 1 attached hereto (the “Equity Securities”), such Equity Securities represent a substantial interest in the Company, and accordingly, the Company Stockholder has acquired confidential and proprietary information relating to the business and operations of the Group Companies.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Voting; Waiver of Appraisal Rights. The Company Stockholder agrees as follows: (a) the Company Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, any dissenters’ rights and any similar rights relating to the Mergers or any other transaction contemplated by the Merger Agreement that the Company Stockholder may have (under Section 262 of DGCL or otherwise) by virtue of, or with respect to, any outstanding Company Common Stock owned of record or beneficially by the Company Stockholder; (b) the Company Stockholder will, with respect to all of the Company Stockholder’s shares of Company Common Stock (including any shares of Company Common Stock resulting from the exercise or conversion of any Equity Interests after the date hereof), vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers and will not withdraw or rescind such vote or otherwise take action to make such vote ineffective; (c) prior to the Effective Time, the Company Stockholder will execute and deliver a Letter of Transmittal for all of the Company Stockholder’s shares of Company Common Stock (including any shares of Company Common Stock resulting from the exercise or conversion of any Equity Interests after the date hereof); and (d) the Company Stockholder will cooperate with Parent and the Company in taking such actions as are reasonably necessary and requested by Parent or the Company to consummate the transactions contemplated by the Merger Agreement.

2. Representations and Warranties of the Company Stockholder.

(a) The Company Stockholder hereby represents and warrants to Parent that the Equity Securities held by the Company Stockholder constitute all of the shares of Company Common Stock and other Equity Interests of the Group Companies owned of record or beneficially by the Company Stockholder as of the date hereof. The Company Stockholder has good and valid title to such Equity Securities and as of the Effective Time will have good and valid title to such Equity Securities free and clear of all Liens (other than transfer restrictions under applicable securities Laws and other restrictions as set forth in the Stockholder Agreements).

(b) (A) (i) If the Company Stockholder is an individual, the Company Stockholder has all legal right, power and capacity to execute and deliver this Agreement and the Ancillary Agreements to which he or she is a party, to perform his or her obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, or (ii) if the Company Stockholder is not an individual, the Company Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization and has all requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, (B) if the Company Stockholder is not an individual, the execution, delivery and performance by the Company Stockholder of this Agreement and the Ancillary Agreements to which it is a party, and its obligations hereunder and thereunder have been duly and validly authorized by the Company Stockholder and no other act or proceeding on the part of the Company Stockholder is necessary to authorize the execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, (C) this Agreement has been, and the Ancillary Agreements to which the Company Stockholder is or will be a party as of the Closing Date shall be, duly executed and delivered by the Company Stockholder and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes a valid and binding obligation of the Company Stockholder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies, and (D) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any material breach of any provision of the Governing Documents of the Company Stockholder (as applicable), (ii) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by the Company Stockholder, or (iii) violate in any material respect any material Law applicable to the Company Stockholder, except, in the case of the foregoing clauses (ii) and (iii), for violations which would not prevent or delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

3. Merger Agreement Obligations. Except pursuant to the Company Stockholder’s Letter of Transmittal delivered in accordance with the Merger Agreement in accordance with the terms of the Merger Agreement, the Company Stockholder will not, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, Lien, hypothecation or similar disposition of (by operation of law or otherwise), any of the Equity Securities, (ii) deposit any of the Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii) of this Section 3. The Company Stockholder hereby agrees to be bound by the terms and conditions set forth in Article 2 (Merger Consideration; Effects of the Mergers), Section 5.5 (Public

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Announcements), Section 5.18(a) (Exclusivity), Section 5.23 (Transfers of Ownership), Section 9.19 (Non-Survival), Section 9.20 (Trust Account Waiver) and, to the extent applicable to any of the foregoing, the remaining provisions of Article IX (Miscellaneous) of the Merger Agreement fully and to the same extent as if the Company Stockholder was a party and signatory to such provisions of the Merger Agreement.

4. General Waiver and Release.

(a) As partial consideration for the right to participate in the Mergers as a Company Stockholder (as defined in the Merger Agreement) and receive Merger Consideration, the Company Stockholder, on behalf of itself and any of its heirs, executors, beneficiaries, administrators, equityholders, partners, trustees, successors, assigns and controlled Affiliates, as applicable (each, a “Releasor”), hereby forever, unconditionally and irrevocably acquits, remises, discharges and releases, effective as of the Closing, the Group Companies and their respective Affiliates (including Parent, the Company and the Surviving Company, after the Closing), each of their respective officers, directors, equityholders, employees, partners, trustees and Representatives, and each predecessor, successor and assign of any of the foregoing (collectively, the “Company Released Parties”), from any and all claims, obligations, liabilities, charges, demands and causes of action of every kind and character, whether accrued or fixed, absolute or contingent, matured or unmatured, suspected or unsuspected or determined or determinable, and whether at law or in equity, which any Releasor now has, ever had or may have against or with the Company Released Parties, or any of them, in any capacity, whether directly or derivatively through another Person, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing, relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Group Companies and agrees not to bring or threaten to bring or otherwise join in any Action against the Company Released Parties, or any of them, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Group Companies; provided, however, that to the extent applicable to each Releasor, the claims, obligations, liabilities, charges, demands and causes of action released pursuant to this Section 4(a) (collectively, the “Released Claims”) does not apply to the following: (i) regular salary and vacation that is accrued and earned but unpaid by any Group Company at the Closing; (ii) any unreimbursed travel or other expenses and advances that are reimbursable under the current policies of the Group Companies; (iii) any benefits that are accrued, vested and earned but unpaid at the Closing under any employee benefit plan of the Group Companies or any rights under health insurance plans or retirement plans sponsored by any Group Company; (iv) any rights to indemnification, exculpation and/or advancement of expenses pursuant to the Governing Documents of any Group Company, indemnification agreements with any Group Company or any directors’ and officers’ liability insurance policies with respect to actions taken or not taken by such Releasor in his or her capacity as an officer or director of a Group Company; or (v) any rights of the Releasors under this Agreement, the Merger Agreement and Ancillary Agreements. Without limiting the foregoing, the Company Stockholder, on behalf of itself and each Releasor, understands and agrees that the claims released in this Section 4(a) include not only claims presently known but also include all unknown or unanticipated claims, obligations, liabilities, charges, demands and causes of action of every kind and character that would otherwise come within the scope of the Released Claims and the Company Stockholder, on behalf of itself and each Releasor, knowingly and voluntarily waives and releases any and all rights and benefits he, she or it may now have, or in the future may have, under Section 1542 of the California Civil Code (or any analogous Law of any other jurisdiction), which reads as follows (“Section 1542”):

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

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The Company Stockholder, on behalf of itself and each Releasor, understands that Section 1542, or an analogous Law of any other jurisdiction, gives the Company Stockholder the right not to release existing claims of which the Company Stockholder is not aware, unless the Company Stockholder voluntarily chooses to waive this right. Having been so apprised, the Company Stockholder, on behalf of itself and each Releasor, nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other analogous Law, and elects to assume all risks for claims that exist or existed in his, her or its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 4, in each case, effective at the Closing (except to the extent of any claims which are specifically excluded from Released Claims as set forth in Section 4(a) above). The Company Stockholder, on behalf of itself and each Releasor, acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 4 and that, without such waiver, Parent and the Company would not have agreed to the terms of this Agreement.

5. Covenants.

(a) Nondisclosure.

(i) The Company Stockholder hereby covenants and agrees not to, and to cause the Company Stockholder’s Affiliates not to, at any time (a) retain or use for the benefit, purposes or account of the Company Stockholder or any other Person (other than the Group Companies), or (b) other than to the Company Stockholder’s legal and financial advisors who agree to maintain the confidentiality of such information, disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside of Parent or the Group Companies, any Confidential Information.

(ii) “Confidential Information” means all information (regardless of whether specifically identified as confidential), in any form or medium that relates to the business, products, operations, financial condition, services, research or development of the Group Companies or their respective customers, vendors, suppliers, independent contractors or other business relations, including: (a) internal business information (including information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, the Group Companies and their respective customers and confidential information; (c) industry research compiled by, or on behalf of, the Group Companies, including identities of potential target companies, management teams and transaction sources identified by, or on behalf of, the Group Companies; (d) compilations of data and analyses, processes, methods, track and performance records, data and databases relating thereto; (e) personally identifiable information of the Group Companies’ customers; and (f) information related to the Group Companies’ Intellectual Property and updates of any of the foregoing; provided, however, that “Confidential Information” shall not include any information that (A) is or becomes generally available to the public other than as a result of the Company Stockholder’s or the Company Stockholder’s Affiliates’ acts or omissions in violation of its, his or her confidentiality obligations with respect to such information or (B) becomes available to the Company Stockholder on a non-confidential basis from a source other than the Group Companies or any of the equityholders of the Company as of the Closing, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Group Companies or any other party with respect to such information.

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(iii) Except as required by Law, the Company Stockholder hereby covenants and agrees not to disclose to any Person, other than legal and financial advisers (or the Company Stockholder’s immediate family, if applicable) the existence or contents of this Agreement; provided that the Company Stockholder may disclose to any prospective future employer of the Company Stockholder the provisions of this Agreement but only if such prospective employer agrees to maintain the confidentiality of such terms.

(iv) Without limitation of Section 6(l), if the Company Stockholder breaches this Section 5(a), Parent and the Group Companies shall have the right and remedy, in addition to any other remedies they may have at law or in equity, to have this Section 5(a) specifically enforced by any court of competent jurisdiction (without posting any bond or deposit), it being agreed that any breach of this Section 5(a) would cause irreparable injury to the Group Companies and Parent and that money damages would not provide an adequate remedy to the Group Companies.

(b) Further Assurances. From time to time and without additional consideration, the Company Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions as Parent or the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement or the Merger Agreement.

(c) Acknowledgment. THE COMPANY STOCKHOLDER ACKNOWLEDGES AND AGREES THAT THE COMPANY STOCKHOLDER IS ENTERING INTO THIS AGREEMENT ON THE COMPANY STOCKHOLDER’S OWN FREE WILL AND NOT UNDER ANY DURESS OR UNDUE INFLUENCE. THE COMPANY STOCKHOLDER HAS ENTERED INTO THIS AGREEMENT FREELY AND WITHOUT COERCION, THE COMPANY STOCKHOLDER HAS BEEN ADVISED BY PARENT AND THE COMPANY TO CONSULT WITH COUNSEL OF THE COMPANY STOCKHOLDER’S CHOICE WITH REGARD TO THE EXECUTION OF THIS AGREEMENT AND THE COMPANY STOCKHOLDER’S COVENANTS HEREUNDER, THE COMPANY STOCKHOLDER HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT WITH SUCH COUNSEL AND EITHER SO CONSULTED OR FREELY DETERMINED IN THE COMPANY STOCKHOLDER’S OWN DISCRETION NOT TO SO CONSULT WITH SUCH COUNSEL, THE COMPANY STOCKHOLDER UNDERSTANDS THAT PARENT AND THE COMPANY HAVE BEEN ADVISED BY COUNSEL, AND THE COMPANY STOCKHOLDER HAS READ THIS AGREEMENT AND THE MERGER AGREEMENT AND FULLY AND COMPLETELY UNDERSTANDS THIS AGREEMENT AND THE MERGER AGREEMENT AND EACH OF THE COMPANY STOCKHOLDER’S REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS HEREUNDER AND THEREUNDER. THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED AS HAVING BEEN DRAFTED JOINTLY BY THE COMPANY STOCKHOLDER, PARENT AND THE COMPANY AND NO PRESUMPTION OR BURDEN OF PROOF SHALL ARISE FAVORING OR DISFAVORING ANY PARTY HERETO BY VIRTUE OF THE AUTHORSHIP OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT.

(d) Consent to Terminate Certain Agreements. The Company Stockholder hereby consents to the termination, contingent upon and effective as of the Closing, of the Company Affiliate Agreements and the Stockholder Agreements to which it is a party in accordance with Section 5.13 of the Merger Agreement (other than any Contracts set forth on Schedule 5.13 to the Merger Agreement and any indemnification agreements between any Indemnified Person and any Group Company); provided that, to the extent that the Company Stockholder is a party to any such terminated agreements, notwithstanding the termination of such terminated agreements, the Company Stockholder hereby acknowledges and agrees that any undertakings by the Company Stockholder therein to keep confidential, or not to disclose or use, confidential information of the Group Companies (as may be further defined in such terminated agreement) shall survive such termination for a period of five (5) years following the Effective Time. The Company Stockholder hereby irrevocably and unconditionally waives any rights to notice contained in any such terminated agreements, any Governing Documents of the Company or otherwise with respect to the Mergers or any of the other transactions contemplated by the Merger Agreement.

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6. General Provisions.

(a) Amendment. This Agreement may not be amended except by an instrument signed by Parent, the Company and the Company Stockholder.

(b) Termination. This Agreement shall terminate upon the earlier of (i) the closing of the Mergers or (ii) the termination of the Merger Agreement prior to the consummation of the Mergers.

(c) Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or, by e-mail, (b) on the next Business Day when sent by overnight courier, or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

(i)	if to Parent:

Leo Holdings Corp. II

21 Grosvenor Place

London SW1X 7HF

Attention:	Edward Forst

   Lyndon Lea

   Robert Darwent

   Simon Brown

E-mail:	forst@leo.holdings

 lea@leo.holdings

 darwent@leo.holdings

 brown@leo.holdings

with a copy (which shall not constitute notice to Parent) to:

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention:	Damon R. Fisher, P.C.

   Eric Cohen

E-mail:	damon.fisher@kirkland.com

 eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention	: Christian O. Nagler

  Peter Seligson

E-mail	: christian.nagler@kirkland.com

  peter.seligson@kirkland.com

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(ii)	if to the Company:

World View Enterprises, Inc.

1840 E. Valencia Rd., Bldg 8. Ste. 123

Tuscon, AZ 85706

Attention: Ryan M. Hartman

E-mail: rhartman@worldview.space

(iii)	if to the Company Stockholder:

At the address provided in the Company Stockholder’s signature page hereto.

with respect to each of clauses (ii) and (ii), with a copy to (which shall not constitute notice):

Cooley LLP

500 Boylston Street, 14th Floor.

Boston, MA 02116-373625

Attention: Miguel Vega

E-mail: mvega@cooley.com

and

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Milson Yu

E-mail: myu@cooley.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

(d) Interpretation. Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes,” “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), and (viii) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof, and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Section and Schedule references herein are to Sections and Schedules of this Agreement, unless otherwise specified.

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(e) Section Headings; Defined Terms. The Section headings and the words used for defined terms themselves (but not, for the avoidance of doubt, the express definitions thereof) contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(f) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

(g) Entire Agreement; No Third Party Beneficiaries. The agreement of the parties that is comprised of this Agreement, the Letter of Transmittal executed by the Company Stockholder and the provisions of the Merger Agreement referenced in Section 3 herein to which the Company Stockholder has expressly agreed to be bound constitutes the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both oral and written, relating to the subject matter of this Agreement, and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Company Released Parties are express third party beneficiaries of this Agreement. For the avoidance of doubt, this Agreement does not and shall not affect any prior understandings, agreements or representations with respect to any similar subject matter entered into in connection with or as a result of the Company Stockholder’s ownership of any direct or indirect Equity Interests of the Group Companies or any provision of services to the Group Companies.

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

(i) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other parties hereto; provided, that Parent or the Company shall be permitted, without the consent of the Company Stockholder, to make an assignment of any or all of its rights and interests hereunder to the Company or any of the Company’s Subsidiaries following the Closing. Any purported assignment in violation of this Section 6(i) shall be null and void ab initio.

(j) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

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(k) Consent to Jurisdiction, Etc. Each party hereto hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 6(k) is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto waives, and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 6(k) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(l) Specific Performance. The Company Stockholder agrees that irreparable damage may occur for which monetary damages, even if available, may not be an adequate remedy in the event that the Company Stockholder does not perform its obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Company Stockholder acknowledges and agrees that Parent and the Company shall therefore be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the parties hereto and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, Parent and the Company would not have entered into this Agreement. The Company Stockholder agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that Parent or the Company has an adequate monetary or other remedy at law. The Company Stockholder acknowledges and agrees that if Parent or the Company seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, Parent or the Company shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Pages Follow]

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IN WITNESS WHEREOF, Parent, the Company and the Company Stockholder have caused this Support Agreement to be executed as of the date first written above.

Parent:

LEO HOLDINGS CORP. II

By:	/s/ Lyndon Lea
Name:	Lyndon Lea
Title:	President, CEO and Director

Company:

WORLD VIEW ENTERPRISES, INC.

By:	/s/ Ryan M. Hartman
Name:	Ryan M. Hartman
Title:	President and Chief Executive Officer

Signature Page to Support Agreement

COMPANY STOCKHOLDER:

Accel Growth Fund Investors 2016 L.L.C.

By:	/s/ Richard Zamboldi
Name:	Richard Zamboldi
Title:	Attorney in Fact

ADDRESS:
500 University Ave
Palo Alto, CA 94301
Attention: Richard Zamboldi
Email: legalus@accel.com

Signature Page to Support Agreement

COMPANY STOCKHOLDER:

Accel Growth Fund IV L.P.

By: Accel Growth Fund IV Associates L.L.C. Its General Partner

By:	/s/ Richard Zamboldi
Name:	Richard Zamboldi
Title:	Attorney in Fact

ADDRESS:
500 University Ave
Palo Alto, CA 94301
Attention: Richard Zamboldi
Email: legalus@accel.com

Signature Page to Support Agreement

COMPANY STOCKHOLDER:

Accel Growth Fund IV Strategic Partners L.P.

By: Accel Growth Fund IV Associates L.L.C. Its General Partner

By:	/s/ Richard Zamboldi
Name:	Richard Zamboldi
Title:	Attorney in Fact

ADDRESS:
500 University Ave
Palo Alto, CA 94301
Attention: Richard Zamboldi
Email: legalus@accel.com

Signature Page to Support Agreement

COMPANY STOCKHOLDER:

Canaan X L.P.

By: Canaan Partners X LLC, Its General Partner

By:	/s/ Deepak Kamra
Name:	Deepak Kamra
Title:	Manager

ADDRESS:
2765 Sand Hill Road
Menlo Park, CA 94025
Attention: Deepak Kamra
Email: dkamra@canaan.com

Signature Page to Support Agreement

Schedule 1

Equity Securities

Company Stockholder	Class, Number and Type of Equity Interests

EXHIBIT 10.4

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Total Principal Amount: up to $2,160,000	Dated as of January 12, 2023
(as set forth on the Schedule of Borrowings attached hereto)

Leo Holdings Corp. II, a Cayman Islands exempted company (the “Maker”), promises to pay to the order of Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership, or its registered assigns or successors in interest (the “Payee”), the Total Principal Amount (as defined below) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The initial principal balance of this Note of $720,000, funded within two (2) business days of the date hereof by the Payee (the “Initial Principal Amount”), together with any funds drawn down by the Maker following the date hereof pursuant to Section 3 below (together with the Initial Principal Amount, the “Total Principal Amount”) shall be payable on the consummation of the Maker’s initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”). The Payee understands that if a Business Combination is not consummated, this Note will be repaid solely to the extent that the Maker has funds available to it outside of its trust account established in connection with its initial public offering of its securities (the “Trust Account” and such offering, the “IPO”), and that all other amounts will be contributed to capital, forfeited, eliminated or otherwise forgiven or eliminated.

2. Interest. No interest shall accrue on the unpaid principal balance of this Note.

3. Drawdown Requests. Maker and Payee agree that, in addition to the Initial Principal Amount, Maker may request an additional aggregate amount of up to $1,440,000, which may be drawn down in up to six equal tranches (each a “Drawdown Request”). Each Drawdown Request must be for two hundred and forty thousand $240,000 unless agreed upon by Maker and Payee. Payee shall fund each Drawdown Request no later than three (3) business days after receipt of a Drawdown Request. Once an amount is drawn down under this Note, it shall not be available for future Drawdown Requests even if prepaid. No fees, payments or other amounts shall be due to Payee in connection with, or as a result of, any Drawdown Request by Maker.

4. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

5. Events of Default. The following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by the Maker to pay the principal amount due pursuant to this Note within five (5) business days following the date when due.

(b) Voluntary Bankruptcy, Etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days.

6. Remedies.

(a) Upon the occurrence of an Event of Default specified in Section 5(a) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 5(b) and 5(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

7. Conversion. Upon consummation of a Business Combination, the Payee shall have the option, but not the obligation, to convert up to $1,500,000 of the Total Principal Amount of this Note, in whole or in part at the option of the Payee, into warrants of the Maker (each, a “Warrant”), at a price of $1.50 per Warrant, each Warrant exercisable for one Class A ordinary share, $0.0001 par value per share, of the Maker. The Warrants shall be identical to the private placement warrants issued to the Sponsor at the time of the Maker’s IPO. As promptly as reasonably practicable after notice by the Payee to the Maker to convert the principal balance of this Note, in whole or in part, into Warrants, which notice must be made at least five (5) business days prior to the consummation of the Business Combination, and after the Payee’s surrender of this Note, the Maker shall have issued and delivered to the Payee, without any charge to Payee, a warrant certificate or certificates (issued in the name(s) requested by the Payee), or shall have made appropriate book-entry notation on the books and records of the Maker, in each case for the number of Warrants of the Maker issuable upon the conversion of this Note.

8. Covenants of the Maker. The Maker covenants that any Warrants issuable upon conversion of the Note, when so issued, will be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

9. Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

10. Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder.

11. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

12. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

13. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any monies in, or any distribution of or from, the Trust Account, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever. The Payee hereby agrees not to make any Claim against the Trust Account (including any distributions therefrom), regardless of whether such Claim arises as a result of, in connection with or relating in any way to, this Note, or any other matter, and regardless of whether such Claim arises based on contract, tort, equity or any other theory of legal liability. To the extent the Payee commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Maker (including this Note), which proceeding seeks, in whole or in part, monetary relief against the Maker, the Payee hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such Claim shall not permit the Maker (or any person claiming on its behalf or in lieu of it) to have any Claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

15. Tax Treatment. In each case for U.S. federal income tax and all other applicable tax purposes, the Maker and the Payee agree to treat this Note in part as an equity interest in the Maker and in part as a contingent right to acquire Warrants (and not as indebtedness), and shall take no contrary position on any tax return or before any taxing authority (unless otherwise required by law). The Maker and the Payee shall reasonably cooperate to structure (i) any conversion of this Note in connection with a Business Combination and (ii) any contribution, forfeiture or elimination of this Note pursuant to Section 1 in a manner that is tax-efficient for the Maker and the Payee, taking into account the terms of any Business Combination.

16. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

17. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

Leo Holdings Corp. II

By:	/s/ Simon Brown
Name:	Simon Brown
Title:	Secretary

Agreed and Acknowledged:

Leo Investors II Limited Partnership

By: Leo Investors GP II Ltd, its general partner

By:	/s/ Simon Brown
Name: Simon Brown
Title: Director

[Signature Page to Promissory Note]

SCHEDULE OF BORROWINGS

The following increases or decreases in this Promissory Note have been made:

Date of Increase or Decrease	Amount of decrease in Principal Amount of this Promissory Note	Amount of increase in Principal Amount of this Promissory Note	Principal Amount of this Promissory Note following such decrease or increase